Exhibit 99.1

RECOVER TOGETHER

Strengthen. Invest. Build.

Budget 2022

2022

Manitoba

Manitoba Budget 2022

Indigenous Land Acknowledgement

We recognize that Manitoba is on the Treaty Territories and ancestral lands of the Anishinaabeg, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

This document is available on the Internet at: www.gov.mb.ca/finance

Information available at this site includes:

•	Manitoba Budget 2022 Address

•	Budget 2022

¡	Summary Budget and Financial Updates

¡	Fiscally Responsible Outcomes and Economic Growth Strategy

¡	Manitoba’s Poverty Reduction Strategy

¡	Tax and Fee Measures

•	Estimates of Expenditure for the Fiscal Year Ending March 31, 2023

Available in alternate formats upon request.

Les documents offerts en français sur le site Internet www.gov.mb.ca/finance/index.fr.html comprennent :

•	Discours du Budget 2022 du Manitoba

•	Budget 2022

•	Budget des dépenses pour l’exercice se terminant le 31 mars 2023

•	Rapports financiers

Disponible en d’autres formats, sur demande.

ISSN 1913-2492

Manitoba Budget 2022

Summary Budget and Financial Updates

Introduction	6

Summary Budget 2022/23	8

2021/22 Forecast	10

Summary Revenue	11

Summary Expenditure	12

Financial Updates	15

Special Accounts	18

Entities Included in the Summary Budget	21

Fiscally Responsible Outcomes and Economic Growth Strategy

Introduction	25

Recover Together – Strengthen. Invest. Build.	26

Strengthening Health Care	30

Making Life More Affordable	39

Building Our Economy	46

Investing in Our Communities: Advancing Truth and Reconciliation	59

Investing in Our Communities: Improving Education	64

Investing in Our Communities: Social Services and Families	67

Investing in Our Communities: Building Municipal Partnerships	72

Investing in Our Communities: Investing in Sports, Culture and Heritage	74

Investing in Our Communities: Investing in Public Safety	77

Protecting Our Environment	80

Fiscal Summary of COVID-19 Response 2021/22	87

Capital Investments	90

Modernizing Government and Summary Reporting	97

Modernizing Government	97

Summary Reporting	103

Economic Outlook and Review	106

Economic Outlook	107

Economic Review	111

Budget 2022 | 3

Fiscal Strategy	118

Where does my money go?	119

Fiscal Outlook	120

Fiscal Indicators	122

Credit Ratings	127

Borrowing and Debt Management Strategy	128

Federal-Provincial Fiscal Partnership	134

Conclusion	140

Appendix: Economic Indicators	141

Manitoba’s Poverty Reduction Strategy

Introduction	144

Poverty Reduction Strategy	145

Highlights Of Government Actions In Priority Areas	147

COVID-19 Response: Protecting And Supporting Manitobans In Need	166

Progress Indicators	168

Tax and Fee Measures

Fiscal Summary of Measures	170

Education Property Tax Measure	171

Personal Measure	175

Business Measures	175

Fee Measure	176

Extensions to Existing Tax Credits	176

Administrative Tax Measures	176

$2,020 Tax Rollback Guarantee	177

Contacts For Further Information	178

Interprovincial Comparison of 2022 Tax Rates	179

4 | Budget 2022

Introduction

The Summary Budget includes an overview of the financial plan for the Manitoba government reporting entity, which includes the services of the government generally associated with the Legislative Assembly (voted and statutory appropriations and non-voted expenses), government business enterprises (GBEs) (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities that are indirectly controlled by the Manitoba government, such as health authorities, post-secondary institutions and school divisions. In the

Summary Budget, the voted and statutory appropriations and non-voted expenses are consolidated with the high level projections of other reporting entities and GBEs, according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

Summary Budget

For the Fiscal Year Ending March 31

	2022/23 Budget	2021/22 Forecast*	2021/22 Budget

	(Millions of Dollars)

Revenue	19,353	18,692	17,838

Expenditure	19,271	18,805	18,255

Contingencies and COVID-19 Response and Recovery	630	1,280	1,180

Net Income (Loss)	(548)	(1,393)	(1,597)

Summary Net Debt	30,544	29,272	29,998

Net Debt to GDP	35.9%	36.4%	39.9%

Notes:

* This report also includes our updated 2021/22 forecast and serves as our third quarter report.

6 | Budget 2022 – Summary Budget and Financial Updates

Summary Budget Detail

For the Fiscal Year Ending March 31

	2022/23 Budget	2021/22 Forecast*	2021/22 Budget

	(Millions of Dollars)

Revenue

Income Taxes	4,958	4,917	4,455

Retail Sales Tax	2,410	2,349	2,274

Education Property Taxes	745	699	693

Other Taxes	1,501	1,349	1,313

Tuition Fees	447	422	412

Fees and Other Revenue	2,081	2,115	1,995

Federal Transfers	6,250	6,095	5,640

Net Income of Government Business Enterprises	834	448	850

Sinking Funds and Other Earnings	327	298	306

Contingency	(200)	-	(100)

Total Revenue	19,353	18,692	17,838

Expenditure

Legislative Assembly	53	49	51

Executive Council	5	5	5

Advanced Education, Skills and Immigration	1,658	1,584	1,575

Agriculture	495	821	367

Economic Development, Investment and Trade	170	194	194

Education and Early Childhood Learning	3,488	3,287	3,220

Environment, Climate and Parks	168	124	164

Families	2,081	2,019	2,019

Finance	69	72	65

Health	6,687	6,639	6,582

Indigenous Reconciliation and Northern Relations	31	31	31

Justice	730	699	701

Labour, Consumer Protection and Government Services	420	434	387

Mental Health and Community Wellness	399	382	383

Municipal Relations	392	378	378

Natural Resources and Northern Development	120	114	113

Public Service Commission	28	27	27

Seniors and Long-Term Care	54	-	-

Sport, Culture and Heritage	91	86	83

Transportation and Infrastructure	524	498	500

Enabling Appropriations	336	235	270

Emergency Expenditures	100	100	100

Tax Credits**	147	62	46

Debt Servicing	1,025	965	994

Expenditures excluding Contingencies and COVID-19 Response and Recovery	19,271	18,805	18,255

Contingencies and COVID-19 Response and Recovery	630	1,280	1,180

Total Expenditures	19,901	20,085	19,435

Net Income (Loss)	(548)	(1,393)	(1,597)

Notes:

The 2021/22 forecast and budget has been restated to be consistent with the 2022/23 budget presentation.

*	Represents the forecast as of third quarter.
**	Tax Credits includes only those tax credits that are recorded as expenditures; other tax credits like the Education Property Tax Credit are recorded as revenue offsets.

Budget 2022 – Summary Budget and Financial Updates | 7

Summary Budget 2022/23

Revenue

Budget 2022 includes a projected revenue increase of $1,515 million or 8.5 per cent from Budget 2021. This growth reflects a positive expansion in GDP, decline in unemployment rates and growth in consumer spending.

Income tax revenue is projected to increase by $503 million from Budget 2021, with a $395 million increase in Individual income tax revenue and a $108 million increase in Corporation income tax revenue. This reflects a continued rebound in labour income and business income.

Retail Sales Tax is projected to increase by $136 million reflecting further reopening of the economy and an increase in household and business spending in 2022.

Education Property Taxes is projected to increase by $52 million reflecting the change to replace the renters component of the Education Property Tax Credit with a new Renters Tax Credit, offset by increases to the Education Property Tax Rebate in 2022 and 2023.

Other taxes are projected to increase overall by $188 million from Budget 2021 reflecting a broad based improvement as the economy recovers.

Tuition fees set by Manitoba’s universities and colleges are projected to increase $35 million while fees and other revenue are projected to increase $86 million from Budget 2021.

Federal transfers are projected to increase $610 million, or 10.8 per cent from Budget 2021 reflecting increases in Equalization, other major transfers and bi-lateral agreements.

Net income of Government Business Enterprises is projected to decrease $16 million due to lower projections from Manitoba Hydro-Electric Board driven by the ongoing impact of the drought in 2021, and decline in net revenue by Manitoba Public Insurance due to declines in basic premium rates and expected growth in claims post pandemic. These lower projections are offset by increases in revenues from Manitoba Liquor and Lotteries Corporation with the re-opening of casinos and VLT network.

Sinking funds and other earnings are projected to slightly increase by $21 million from Budget 2021.

Expenditure

Expenditures in 2022/23 are projected to increase $466 million overall, or 2.4 per cent from Budget 2021. Expenditures before Contingencies and COVID-19 Response and Recovery are projected to increase $1,016 million while Contingencies and COVID-19 Response and Recovery is decreasing by $550 million from $1,180 million in Budget 2021 to $630 million in Budget 2022.

Significant changes in departmental expenditures include a $105 million or 1.6 per cent increase in Health reflecting on-going requirements as part of the wage settlement reached with Manitoba Nurses Union and other increases in medical remuneration, Pharmacare and provincial health services.

Education and Early Childhood Learning has projected an increase of $268 million largely due to the Canada-Wide Early Learning and Child Care Agreement that is fully offset by federal transfers and cost increases in the school divisions.

Families has projected an increase of $62 million as a result of volume increases to the Community Living disABILITY Services and Employment, Income and Rental Assistance programs.

Agriculture’s expenditures have increased by $128 million due to a change in the accounting treatment of Agri-insurance indemnities. The increase in expenses are offset by increases in fees and other revenues and federal transfers.

8 | Budget 2022 – Summary Budget and Financial Updates

Advanced Education, Skills and Immigration has projected an increase of $83 million mainly due to higher personnel and operating expenses at post-secondary institutions.

The new department of Seniors and Long-Term Care includes an increase of $54 million for initiatives stemming from the Stevenson Review Recommendations and funding related to the new Seniors Strategy.

Enabling Appropriations is projected to increase by $66 million largely due to an increase in funding to address the surgical and diagnostic backlog and the creation of the new Community Arts, Culture and Sports Fund. These increases are partially offset by reductions in other areas.

Tax Credits has projected an increase of $101 million largely due to the new Renters Tax Credit and a moderate increase to the Film and Video Production Tax Credit.

Debt Servicing is projected to increase by $31 million due to higher interest rates.

Budget 2022 – Summary Budget and Financial Updates | 9

2021/22 Forecast

Revenue

Overall, revenue is forecast at $854 million higher compared to budget for 2021/22. $399 million of the increase is due to own source revenue and net income from government business enterprises and $455 million is from an increase in federal transfers.

Individual income tax revenue is $339 million higher than budget, while Corporation income tax revenue is $123 million higher than budget reflecting a total increase of $462 million based on higher than forecast economic growth.

Retail Sales Tax and other taxes are forecast to be $75 million and $42 million over budget respectively. These increases reflect increased consumer spending, a stronger housing market, recovery of lost employment in several sectors and higher than forecast payroll tax remittances as economic recovery from the impact of COVID-19 continues.

Tuition fees are forecast at $10 million over budget while fees and other revenue are forecast at $120 million over budget.

Federal transfers are $455 million over budget mainly due to additional federal contributions to support Manitoba’s COVID-19 response and transfers related to the Canada-Wide Early Learning and Child Care Strategy and the Agri-Recovery Drought Assistance Program, partially offset by a delay in federal transfers related to the Investing in Canada Infrastructure Program (ICIP).

Net income of Government Business Enterprises is forecast at $402 million lower than budget. The decrease is driven by projected losses by Manitoba Hydro-Electric Board which was negatively impacted by the drought conditions in the summer.

Expenditure

Expenditures in 2021/22 are forecast at $650 million over budget, which includes $100 million in additional expenditures on COVID-19 relief programs obtained through supplementary appropriations.

Agriculture is forecasting an increase of $454 million due to higher claim payouts as a result of the 2021 drought partially offset by an increase in revenue.

Education and Early Childhood Learning is forecasting a variance of $67 million over budget largely due to the Canada-Wide Early Learning and Child Care Agreement, which is fully offset by federal transfers.

Environment, Climate and Parks is forecasting an under-expenditure of $40 million primarily in Efficiency Manitoba, due to lower customer incentive payments, supplies and services due to supply chain issues driven by the pandemic.

Health is forecasting a variance of $57 million over budget due to price and volume pressures required to provide essential health services to Manitobans.

Labour, Consumer Protection and Government Services is forecasting an over expenditure of $47 million, primarily due to pandemic related supplies that have been donated by the federal government offset by an under-expenditure due to the timing of federal transfers through the Investing in Canada Infrastructure Program (ICIP) being delivered by municipalities. As a result, the federal transfers have been delayed to 2022/23 resulting in a lapse in the provincial expenditures used to flow the federal funds.

Enabling Appropriations is forecasting a decrease of $35 million as the planned devolution of the Manitoba Centennial Centre Corporation is not proceeding at this time.

Tax Credits is forecasting an increase of $16 million over budget, mainly related to 2020 tax year assessments for the Film and Video Production Tax Credit.

Debt Servicing is forecasting to be $29 million under budget reflecting lingering lower interest rates during this period.

10 | Budget 2022 – Summary Budget and Financial Updates

Summary Revenue

For the Fiscal Year Ending March 31

	2022/23 Budget	2021/22 Forecast*	2021/22 Budget

	(Millions of Dollars)

Income Taxes

Individual Income Tax	4,314	4,258	3,919

Corporation Income Tax	644	659	536

Subtotal: Income Taxes	4,958	4,917	4,455

Retail Sales Tax	2,410	2,349	2,274

Education Property Taxes	745	699	693

Other Taxes

Corporations Taxes	366	322	322

Fuel Taxes	359	314	314

Land Transfer Tax	149	150	96

Levy for Health and Education	422	373	371

Tobacco Tax	192	178	198

Other Taxes	13	12	12

Subtotal: Other Taxes	1,501	1,349	1,313

Tuition Fees	447	422	412

Fees and Other Revenue

Fines and Costs and Other Legal	49	49	49

Minerals and Petroleum	17	18	14

Automobile and Motor Carrier Licences and Fees	166	171	178

Parks: Forestry and Other Conservation	29	32	28

Water Power Rentals	120	89	131

Service Fees and Other Miscellaneous Charges	1,700	1,756	1,595

Subtotal: Fees and Other Revenue	2,081	2,115	1,995

Federal Transfers

Equalization	2,933	2,719	2,719

Canada Health Transfer (CHT)	1,633	1,561	1,560

Canada Social Transfer (CST)	576	560	560

COVID-19 Transfers	-	211	-

Shared Cost and Other Transfers	1,108	1,044	801

Subtotal: Federal Transfers	6,250	6,095	5,640

Net Income of Government Business Enterprises (GBEs)

Manitoba Liquor and Lotteries Corporation	635	570	570

Deposit Guarantee Corporation of Manitoba	31	29	29

Manitoba Hydro-Electric Board	120	(221)	190

Manitoba Public Insurance Corporation	48	70	61

Subtotal: Net Income of GBEs	834	448	850

Sinking Funds and Other Earnings	327	298	306

Contingency	(200)	-	(100)

Total Revenue	19,353	18,692	17,838

* Represents the forecast as of third quarter.

Budget 2022 – Summary Budget and Financial Updates | 11

Summary Expenditure

For the Fiscal Year Ending March 31

	2022/23 Budget	2021/22 Forecast*	2021/22 Budget

	(Millions of Dollars)

Expenditure (excluding Contingencies and COVID-19 Response and Recovery)

Legislative Assembly	53	49	51

Executive Council	5	5	5

Advanced Education, Skills and Immigration	1,658	1,584	1,575

Agriculture	495	821	367

Economic Development, Investment and Trade	170	194	194

Education and Early Childhood Learning	3,488	3,287	3,220

Environment, Climate and Parks	168	124	164

Families	2,081	2,019	2,019

Finance	69	72	65

Health	6,687	6,639	6,582

Indigenous Reconciliation and Northern Relations	31	31	31

Justice	730	699	701

Labour, Consumer Protection and Government Services	420	434	387

Mental Health and Community Wellness	399	382	383

Municipal Relations	392	378	378

Natural Resources and Northern Development	120	114	113

Public Service Commission	28	27	27

Seniors and Long-Term Care	54	-	-

Sport, Culture and Heritage	91	86	83

Transportation and Infrastructure	524	498	500

Enabling Appropriations	336	235	270

Emergency Expenditures	100	100	100

Tax Credits**	147	62	46

Debt Servicing	1,025	965	994

Subtotal	19,271	18,805	18,255

12 | Budget 2022 – Summary Budget and Financial Updates

	2022/23 Budget	2021/22 Forecast*	2021/22 Budget

Contingencies and COVID-19 Response and Recovery

Economic Development, Investment and Trade	-	105	-

Education and Early Childhood Learning	-	114	-

Families	-	11	-

Finance	-	113	-

Health	-	366	-

Indigenous Reconciliation and Northern Relations	-	6	-

Justice	-	14	-

Labour, Consumer Protection and Government Services	-	270	-

Mental Health and Community Wellness	-	2	-

Municipal Relations	-	43	-

Public Service Commission	-	9	-

Sport, Culture and Heritage	-	6	-

Enabling Appropriations	630	221	1,180

Subtotal	630	1,280	1,180

Total Expenditures	19,901	20,085	19,435

Notes:

* Represents the forecast as of third quarter.

** Tax Credits includes only those tax credits that are recorded as expenditures;

other tax credits like the Education Property Tax Credit are recorded as revenue offsets.

Budget 2022 – Summary Budget and Financial Updates | 13

Total Revenue: $19,553

Note: a revenue contingency of $200 million used for fiscal planning further reduces the projection to $19,353.

Total Expenditure: $19,901

14 | Budget 2022 – Summary Budget and Financial Updates

Financial Updates

Summary Net Debt

Summary Net Debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the Government Reporting Entity’s total liabilities, less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal GDP.

In Budget 2022, the net debt to GDP ratio is forecast to be 35.9 per cent. This is a decrease from 39.9 per cent in Budget 2021.

	2022/23 Budget	2021/22 Forecast
	(Millions of Dollars)

Summary Net Debt, beginning of year	29,272	27,424

Net Investment in Tangible Capital Assets	724	455

Plus: Projected (Income) Loss for the Year	548	1,393

Change in Net Debt	1,272	1,848

Summary Net Debt, end of year	30,544	29,272

Budget 2022 – Summary Budget and Financial Updates | 15

Capital Investment

Capital investment continues to be a priority across government. An investment made to construct or enhance capital assets is a benefit to Manitobans for the provision of services needed into the future. Tangible capital assets are assets with a useful life extending beyond one year, which are acquired, constructed or developed and held for use, not for resale. Net investment in tangible capital assets is projected to be $15.4 billion as at March 31, 2023.

Tangible Capital Assets – Net Book Values

          Millions of Dollars

TANGIBLE CAPITAL ASSETS – NET BOOK VALUES

Projection as at March 31

	2022/23 Budget	2021/22 Forecast
	(Millions of Dollars)

Cost of Assets, beginning of year	26,893	25,625

Additions	1,573	1,268

Cost of Assets, end of year	28,466	26,893

Accumulated Amortization, beginning of year	12,183	11,370

Amortization	849	813

Accumulated Amortization, end of year	13,032	12,183

Net Book Value	15,434	14,710

16 | Budget 2022 – Summary Budget and Financial Updates

Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings are estimated to total $4.7 billion in 2022/23, of which $3.2 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $1.5 billion, which includes requirements for general government purposes, capital investments by departments and the Manitoba Hydro-Electric Board. To date, approximately $1.5 billion of funding for 2022/23 has been pre-borrowed.

Manitoba will also pre-fund approximately $1.6 billion of borrowing requirements for fiscal 2023/24. This will reduce the amount that needs to be borrowed next fiscal year.

BORROWING REQUIREMENTS 2022/23

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre- Borrowed March 31, 2022	Pre- Funding March 31, 2023	Borrowing Requirements
			(Millions of Dollars)

Government Business Enterprises

Manitoba Hydro-Electric Board	1,151	300	-	1,451	-	-	1,451

Manitoba Liquor and Lotteries Corporation	75	70	55	90	-	-	90

Subtotal	1,226	370	55	1,541	-	-	1,541

Other Borrowings

General Purpose Borrowings	893	366	-	1,259	1,152	721	828

Capital Investment Assets	531	949	344	1,136	357	425	1,204

Health Facilities	-	200	125	75	-	196	271

Other Crowns and Organizations	75	509	276	308	-	302	610

Public School Divisions	-	260	39	221	-	-	221

Subtotal	1,499	2,284	784	2,999	1,509	1,644	3,134

Total Borrowing Requirements	2,725	2,654	839	4,540	1,509	1,644	4,675

Budget 2022 – Summary Budget and Financial Updates | 17

Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value. Market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $5,234 million by the end of the 2022/23 fiscal year.

PENSION ASSETS FUND

Projection as at March 31

	2022/23 Budget	2021/22 Forecast

	(Millions of Dollars)

Balance, beginning of year	5,177	5,108

Contributions and Revenue

Net Investment Earnings	335	336

Departments and Crown Corporations	231	232

	566	568

Transfers

Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund payments	(509)	(499)

Balance, end of year	5,234	5,177

Fiscal Stabilization Account

The Fiscal Stabilization Account, also known as the rainy day fund, is expected to have a balance of $585 million as at March 31, 2022. Any draws or deposits for 2022/23 will be announced closer to year end.

18 | Budget 2022 – Summary Budget and Financial Updates

Manitoba Summary Financial Statistics

	2022/23 Budget	2021/22 Forecast	2020/21 Actual	2019/20 Actual	2018/19 Actual	2017/18 Actual

SUMMARY FINANCIAL STATEMENTS			(Millions of Dollars)

Revenue

Income Taxes	4,958	4,917	4,199	4,515	4,234	3,985

Other Taxes	4,656	4,397	4,429	4,492	4,685	4,588

Fees and Other Revenue	2,528	2,537	2,332	2,465	2,341	2,364

Federal Transfers	6,250	6,095	5,936	4,879	4,531	4,200

Net Income of Government Business Enterprises	834	448	600	913	919	758

Sinking Funds and Other Earnings	327	298	323	377	318	257

Contingency	(200)	-	-	-	-	-

Total Revenue	19,353	18,692	17,819	17,641	17,028	16,152

Expenditures (excluding Debt Servicing)	18,876	19,120	18,967	16,599	16,177	15,894

Debt Servicing	1,025	965	969	1,037	1,000	952

Expenditure	19,901	20,085	19,936	17,636	17,177	16,846

Net Income (Loss)	(548)	(1,393)	(2,117)	5	(149)	(694)

Tangible Capital assets

Acquisition of tangible capital assets	(1,573)	(1,268)	(1,061)	(1,025)	(1,006)	(1,123)

Amortization of tangible capital assets	849	813	783	745	723	713

Disposal of tangible capital assets	-	-	64	93	39	48

Subtotal	(724)	(455)	(214)	(187)	(244)	(362)

Other Non-Financial Assets

Decrease (Increase) in inventories	-	-	(111)	(8)	3	3

Decrease (Increase) in prepaid expenses	-	-	(5)	(4)	(10)	(2)

Subtotal	-	-	(116)	(12)	(7)	1

Other comprehensive income (loss)	-	-	243	69	(225)	(14)

(Increase) in Net Debt	(1,272)	(1,848)	(2,204)	(125)	(625)	(1,069)

Summary Net Debt, beginning of year	(29,272)	(27,424)	(25,220)	(25,095)	(24,470)	(23,276)

Change in Accounting Policy	-	-	-	-	-	(125)

Summary Net Debt	(30,544)	(29,272)	(27,424)	(25,220)	(25,095)	(24,470)

Note: Numbers may not add due to rounding.

Budget 2022 – Summary Budget and Financial Updates | 19

Manitoba Summary Financial Statistics

	2022/23 Budget	2021/22 Forecast	2020/21 Actual	2019/20 Actual	2018/19 Actual	2017/18 Actual

Annual Change	(Percentage Change)

Income Taxes	0.8	17.1	(7.0)	6.6	6.2	0.7

Other Taxes	5.9	(0.7)	(1.4)	(4.1)	2.1	4.4

Fees and Other Revenue	(0.4)	8.8	(5.4)	5.3	(1.0)	1.5

Federal Transfers	2.5	2.7	21.7	7.7	7.9	1.7

Total Revenue	3.5	4.9	1.0	3.6	5.4	3.4

Debt Servicing	6.2	(0.4)	(6.6)	3.7	5.0	2.4

Total Expenditure	(0.9)	0.7	13.0	2.7	2.0	2.6

Summary Net Debt	4.3	6.7	8.7	0.5	2.6	5.1

Per Cent of GDP	(Per Cent)

Income Taxes	5.8	6.1	5.8	6.1	5.8	5.6

Other Taxes	5.5	5.5	6.1	6.1	6.4	6.4

Fees and Other Revenue	3.0	3.2	3.2	3.3	3.2	3.3

Federal Transfers	7.3	7.6	8.1	6.6	6.2	5.9

Total Revenue	22.7	23.2	24.5	23.9	23.2	22.7

Debt Servicing	1.2	1.2	1.3	1.4	1.4	1.3

Total Expenditure	23.4	25.0	27.4	23.9	23.4	23.6

Summary Net Debt	(35.9)	(36.4)	(37.6)	(34.1)	(34.2)	(34.3)

Per Cent of Revenue

Income Taxes	25.6	26.3	23.6	25.6	24.9	24.7

Other Taxes	24.1	23.5	24.9	25.5	27.5	28.4

Fees and Other Revenue	13.1	13.6	13.1	14.0	13.7	14.6

Federal Transfers	32.3	32.6	33.3	27.7	26.6	26.0

Net Income of Government Business Enterprises	4.3	2.4	3.4	5.2	5.4	4.7

Sinking Funds and Other Earnings	1.7	1.6	1.8	2.1	1.9	1.6

Debt Servicing	5.3	5.2	5.4	5.9	5.9	5.9

Dollars Per Capita	(Dollars)

Total Revenue	13,885	13,508	12,907	12,877	12,587	12,101

Total Expenditure	14,278	14,514	14,440	12,873	12,697	12,621

Debt Servicing	735	697	702	757	739	713

Summary Net Debt	(21,914)	(21,153)	(19,864)	(18,409)	(18,550)	(18,332)

Memorandum Items

Population (000s)*	1,393.8	1,383.8	1,380.6	1,370.0	1,352.8	1,334.8

GDP at Market Prices	85,115	80,449	72,850	73,899	73,373	71,284

Source: Manitoba Finance

* official population July 1

Note: Numbers may not add due to rounding.

20 | Budget 2022 – Summary Budget and Financial Updates

Entities Included in

the Summary Budget

Legislative Assembly

Executive Council

Advanced Education, Skills and Immigration

Assiniboine Community College

Brandon University

Manitoba Institute of Trades and Technology

Red River College Polytechnic

Université de Saint-Boniface

University College of the North

University of Manitoba

University of Winnipeg

Agriculture

Manitoba Agricultural Services Corporation

Economic Development, Investment and Trade

Communities Economic Development Fund

Economic Development Winnipeg Inc.*

Manitoba Development Corporation

Manitoba Opportunities Fund Ltd.

Research Manitoba

Rural Manitoba Economic Development Corporation

Education and Early Childhood Learning

Public School Divisions

Environment, Climate and Parks

Efficiency Manitoba Inc.

Manitoba Hazardous Waste Management Corporation

Families

General Child and Family Services Authority

Manitoba Housing and Renewal Corporation

Finance

Insurance Council of Manitoba

Manitoba Financial Services Agency

Special Operating Agencies Financing Authority

Pension Assets Fund

Health

CancerCare Manitoba

Not-for-Profit Personal Care Homes and Community Health Agencies

Regional Health Authorities (including controlled organizations)

Interlake-Eastern Regional Health Authority

Northern Regional Health Authority

Prairie Mountain Health

Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health Inc.

St. Amant Inc.

Indigenous Reconciliation and Northern Relations

Justice

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba

Manitoba Law Reform Commission

Budget 2022 – Summary Budget and Financial Updates | 21

Labour, Consumer Protection and Government Services

Entrepreneurship Manitoba

Manitoba Education, Research and Learning Information Networks (MERLIN)

Materials Distribution Agency

The Public Guardian and Trustee of Manitoba

Vehicle and Equipment Management Agency

Mental Health and Community Wellness

Addictions Foundation of Manitoba

Municipal Relations

Manitoba Water Services Board

North Portage Development Corporation**

Natural Resources and Northern Development

Abandonment Reserve Fund

Manitoba Liquor and Lotteries Corporation

Manitoba Potash Corporation

Mining Rehabilitation Reserve Fund

Quarry Rehabilitation Reserve Fund

Public Service Commission

Seniors and Long-Term Care

Sport, Culture and Heritage

Le Centre culturel franco-manitobain

Manitoba Arts Council

Manitoba Centennial Centre Corporation

Manitoba Combative Sports Commission

Manitoba Film and Sound Recording Development Corporation

Sport Manitoba Inc.

Travel Manitoba

Transportation and Infrastructure

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba

Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation

Manitoba Public Insurance Corporation

Special Accounts, not attached to a Department

Fiscal Stabilization Account (Rainy Day Fund)

Entities to cease being separate reporting entities in 2022/23

Industrial Technology Centre

Manitoba Horse Racing Commission

Notes:

* Economic Development Winnipeg Inc. is a government partnership

** North Portage Development Corporation is a government business partnership

22 | Budget 2022 – Summary Budget and Financial Updates

# Fiscally Responsible Outcomes and Economic Growth Strategy

Note on the format

This budget paper has been updated from previous years and includes seven parts:

Recover Together: Strengthen. Invest. Build: describes the key priorities and investments in this budget and provides updates on select programs and initiatives.

Capital Investments: introduces a multi-year capital plan, highlights of strategic infrastructure spending and the development of a longer-term capital strategy for Manitoba.

Modernizing Government and Summary Reporting: provides highlights of ongoing work to modernize how government fulfils its functions including the management of the summary government reporting entity.

Economic Review and Outlook: provides the economic review and outlook for Manitoba, Canada and internationally including certain risks to the outlook.

Fiscal Strategy: presents a renewed fiscal strategy aimed at responsibly balancing the budget and measuring progress through the use of fiscal indicators.

Borrowing and Debt Management Strategy: presents the government’s borrowing plan and approach to debt management.

Federal-Provincial Fiscal Partnerships: highlights the major federal transfers to Manitoba and other fiscal issues of intergovernmental significance.

Budget 2022 announcements

New initiatives, programs and undertakings that are announced in Budget 2022 are indicated by a unique symbol

24 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

Introduction

The Manitoba government is consulting and working with partners and stakeholders to better serve all Manitobans. This is a critical time to listen, to heal and to bring Manitobans together, guided by the principles of Truth and Reconciliation.

The development of Budget 2022 was informed by significant public engagement that included virtual meetings and telephone town halls between December 2021 to January 2022. More than 51,000 Manitobans participated in the province’s budget consultation process, even more than in 2020/21. An online survey at engagemb.ca received more than 7,400 responses and over 10,300 people participated in quick polls. Engagements and consultations occurred through telephone town halls, virtual meetings, online surveys and through email and written submissions.

Budget 2022, Recover Together – Strengthen. Invest. Build. represents the government’s plan for Manitoba’s recovery. It addresses ongoing challenges posed by the COVID-19 pandemic and makes important and strategic investments to ensure the province’s social and economic recovery and growth is focused on the priorities of all Manitobans.

The sheer magnitude and duration of the COVID-19 pandemic substantially affected all aspects of life in the province and around the world. Since the onset of the pandemic over two years ago, the Manitoba government secured additional funding and made investments to protect and support households, communities and businesses. The investments were timely, resulting in the economy performing much better than originally expected, even through the largest recession in Manitoba in over 40 years. While the economic recovery has been uneven, the number of full time jobs is higher than before the pandemic and the provincial unemployment rate is among the lowest in the country.

Despite showing strong signs of resilience, the pandemic highlighted gaps in services to Manitobans, particularly in health care and long-term care. The negative economic impacts of the pandemic varied across sectors, with some slow to rebound while others experiencing demand growth constrained by labour and material shortages.

By consulting with Manitobans, Budget 2022 focuses on the next phase of strengthening the ongoing recovery. The budget makes investments to increase capacity for delivering government services across the province. We can achieve a brighter future by working together to take advantage of the many lessons learned through the pandemic and by continuing to invest wisely in priority areas that deliver positive outcomes.

For more information on Budget 2022 consultations, visit: engagemb.ca/budget-2022.

Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy | 25

Recover Together

Strengthen. Invest. Build.

Budget 2022 is for all Manitobans. Informed by broad public consultations, it sets the path to strengthen, invest and build Manitoba around five priority areas.

Emerging Ukraine Crisis and Manitoba’s Response

While Budget 2022 is looking ahead to recover together, the emerging crisis from the invasion of Ukraine will demand prompt response of the government. Manitoba is united by the outrage for the unimaginable loss and suffering being borne by the people of Ukraine forced from their homeland by the brutal war of aggression launched against Ukraine and its courageous people. Millions of Ukrainians have been displaced from their homes and millions more are seeking refuge outside of Ukraine. It is not yet known how this war will end or how many will be displaced. Manitoba government remains fully committed to welcome as many Ukrainians as possible fleeing this unprovoked and terrible war and will provide them with the full range of available provincial service supports. With the largest per capita Ukrainian population in Canada (14.5 per cent / 180,055 as of 2016), Manitoba is uniquely situated to provide assistance and welcome Ukrainian refugees into our Province.

The government’s preparations began within days of the Putin-ordered Russian invasion on February 24, 2022 for the possible arrival of thousands of Ukrainians. A dedicated and staffed Ukrainian Refugee Task Force is in place by the Manitoba Emergency Measures Organization to coordinate more detailed operational planning for the potentially large-scale arrival and settlement of Ukrainian refugees and working with the Ukrainian Canadian Congress and other Ukrainian-Canadian organizations, the settlement sector, community groups and other non-government organizations to welcome Ukrainians to Manitoba.

With the sanctions that have been imposed on Russia, we have seen significant spikes in oil prices in addition to disruptions in supply chains caused largely by the COVID-19 pandemic. These two forces have brought back the threat of inflation with the potential for higher interest rates in the near future. The Manitoba government has considered these pressures and incorporated planning and contingencies to guide Manitoba through these turbulent times.

26 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

Budget 2022 sets the path to recover together in five priority areas:

Strengthening Health Care

The highest priority is to continue strengthening health care as the government manages the surgical and diagnostic backlog, which was the outcome of the COVID-19 pandemic, and invests in the health care and long-term care systems to better respond to the needs of Manitobans.

Budget 2022 will remove barriers that delay Manitobans from getting the medical care they urgently need, address the nursing shortage, implement a renewed Seniors Care Strategy so that aging Manitobans are able to stay safe in their own homes and improve access to, and coordination of, mental health and addiction services.

The COVID-19 pandemic and its longer-term health care repercussions highlight the importance of provincial-territorial First Ministers’ unanimous request that the federal government move toward a funding partnership where the Canada Health Transfer is equal to 35 per cent of public health care spending.

Making Life More Affordable

All Manitobans are affected by the financial pressures resulting from the pandemic and the events in Ukraine. Inflation is rising. Housing prices continued to rise during the two years of the pandemic. The war in Ukraine resulted in increases oil, gas and natural gas prices. Affordability is emerging as a concern both globally and in Manitoba.

As Manitobans are facing higher household costs, the government is committed to make life more affordable to Manitobans. This is not a single strategy but an overarching theme in many of the service delivery areas across the government. This budget recognizes the affordability problems arising from inflation by making improvements to the tax system that allows Manitobans to keep more of their money.

Building Our Economy

Economic recovery and growth remains at the centre of the government’s plan for a stronger, more prosperous Manitoba. A cornerstone of the economic growth strategy is to produce employment opportunities for Manitobans, newcomers and future generations of workers.

The Manitoba Skills, Talent and Knowledge Strategy will help accelerate the recovery, advancing Manitoba’s economy and promote positive outcomes. Promoting collaboration between advanced education institutions and employers will provide Manitobans the right skills to meet the evolving needs of the labour market. Implementing a framework to attract international investment will help businesses grow and prosper. The Manitoba government will also continue to work with the federal government on shared priorities and opportunities in transportation, strategic infrastructure, agriculture and food production.

Investing in Our Communities

The Manitoba government is committed to investing in our communities to improve the quality of life for all Manitobans. An overarching focus is working with the Indigenous peoples toward true equality and to put reconciliation commitments into action. Budget 2022 will advance shared goals and objectives through co-developed action plans, based on a foundation of dialogue and engagement with First Nations, Métis and Inuit.

The government is committed to strengthening and improving public education to better prepare students for their future. The Kindergarten to Grade 12 Education Roadmap will guide the path forward, along with a new Education Sector Council to inform provincial, local and school-level planning. Investment in 20 new schools will continue to progress. The implementation of the federal-provincial agreement on early learning and child care will reduce the cost of child care, expand spaces and enhance outcomes.

Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy | 27

Investments in nature and heritage spaces, the arts and cultural sectors, and promoting tourism are all strengths of Manitoba that the government will build on.

Manitoba government recognizes strong and healthy communities require working with its municipal partners. Budget 2022 increases the investment into building sustainable communities program, provide infrastructure while maintaining the infrastructure support that allows municipalities retain stable funding over the long term.

Public safety plays a crucial role to improve the lives and well-being of those affected by crime and Budget 2022 makes investments to keep Manitobans safe in their communities and build public confidence in a justice system that is responsive to the needs of all Manitobans.

Protecting Our Environment

As the economy grows, it is imperative to address climate change and to protect and restore the environment. The government will undertake an energy policy framework to explore innovative technologies to reduce emissions and simulate the economy, creating a greener Manitoba for current and future generations. Budget 2022 includes funding for a wide range of green investments including renewable energy, greening transportation, funding to continue addressing rehabilitation of orphaned and abandoned mines, among others, to continue its work in protecting the natural environment and addressing climate change.

Highlights of Budget 2022 investments in the five priority areas

• $110 million for reducing the diagnostic and surgical backlog

• $17 million for implementing year one of the five-year Action Plan for Mental Health and Community Wellness

• Almost $20 million for developing the Seniors Strategy and $ 32 million for initiatives from the Stevenson Review
Strengthening Health Care	• Over $11 million for increasing nursing enrollment in Manitoba’s postsecondary institutions

• $812 million in continued capital commitment for rural and northern health care under the five-year Clinical and Preventative Services Plan

• $630 million for ongoing COVID-19 response and other contingencies

• Expanding eligibility for the Child Care Subsidy Program to support an average of $10 a day per child for regulated child care spaces

• Continue eliminating education property taxes with a rebate increase from 25 per cent to 37.5 per cent for residential and farm properties

• Introducing a new Renters Tax Credit

Making Life More Affordable	• Increasing shelter benefits for low income Manitobans by investing:

¡ $9 million for Employment and Income Assistance Rent Assist indexation

¡ $8.9 million for non-Employment and Income Assistance Rent Assist indexation

• $12 million in new income support programs for people with severe and prolonged disabilities

• Reducing vehicle registration fees

28 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

• Implementing the Skills Talent and Knowledge Strategy

• $50 million investment in a venture capital fund

• $5 million in immigration programming to help attract newcomers to Manitoba

Building Our Economy	• Over $2 million supporting new property development in Manitoba

• Focusing on tax competitiveness for Manitobans business and investors

• More than $18 million for improving the wages of frontline workers in the Community Living Disability, Children’s Disability and Family Violence Prevention sectors

• Working with Indigenous leaders, Elders, Knowledge Keepers, families and community members to advance shared goals

• $5 million fund for advancing progress on reconciliation activities

• Implementing the federal-provincial agreement on early learning and child care with a $240 million commitment to expand eligibility for child care and increase spaces

Investing in Our Communities	• Continuing to build more schools under the 20 new schools commitment

• Additional $125 million for funding in schools

• Supporting the arts, culture and sports organizations with $100 million over three years, $34 million in 2022/23

• Additional $10 million for enhancing the Building Sustainable Communities Program, with a $25 million total investment in 2022/23

• Developing the Energy Policy Framework and a new Water Management Strategy

• Over $6 million for 12 initiatives for advancing the Made in Manitoba Climate and Green Plan

Protecting Our Environment	• About $50 million over the next two years for accelerating the remediation and rehabilitation of orphaned and abandoned mine sites

• $1.5 million for expanding the Conservation and Climate Fund

• Increase of $1.2 million to forestry programs

• Over $100 million for the Lake Manitoba and Lake St. Martin Outlet Channel Project for enhancing flood protection

Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy | 29

Strengthening Health Care

The Manitoba government’s top priority continues to be Manitobans’ health and safety. As in Budget 2021, this year’s budget will include significant ongoing investments in the health and well-being of all Manitobans.

Health Care

The COVID-19 pandemic is the greatest health care crisis in over a century. The government took many necessary measures to ensure the safety of Manitobans to provide proper care when needed. However, the pandemic also caused increased waits in the health care system for non-COVID-19 pandemic care.

Tackling the Impacts of COVID-19 in Manitoba’s Health System

The COVID-19 pandemic had significant and far-reaching collateral impacts on many aspects of the health care system.

The magnitude of the COVID-19 pandemic backlog challenge includes surgical and diagnostic waits, cancer screening and diagnoses, and waits and increasing demands for other important services to Manitobans. For example, the Canadian Partnership Against Cancer and Canadian

The COVID-19 pandemic is the greatest health care crisis in over a century. The government took many necessary measures to ensure the safety of Manitobans to provide proper care when needed.

Association of Provincial Cancer Agencies (CAPCA) publicly reported in June 2021 that various jurisdictions across the country are seeing a 20 per cent reduction in cancer diagnoses. This means that there is likely to be later-stage disease diagnoses and resulting pent-up demand for timely services, as the province emerges from the pandemic.

The pandemic has also placed significant pressure on the health care workforce, in particular those on the front lines. A March 2021 national health human resources report identified that health care workers are dealing with a so-called syndemic – a term for multiple epidemics in various areas occurring at the same time. Thus, it is anticipated that there will be many long-term impacts on individual health care workers that will last well beyond when the pandemic is deemed ‘over’ and addressing these impacts will require support, recovery strategies and interventions.

Responding to the challenge

The Manitoba government has already recognized that significant financial resources will be needed to address the multiple challenges. Budget 2021 contained a total of $50 million to support the backlogs in activity in that fiscal year alone.

Budget 2022 continues to address the pandemic backlog by providing a total of $110 million to aid in the recovery from COVID-19 related to surgical and diagnostic backlogs.

30 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

Work is underway but is further complicated by the global health human resource challenges. To this end, the need for increases in health services activity, coupled with increased global demand for skilled health human resources who are in short supply, requires innovative solutions. In addition, the evidence is pointing to an activity level that is greater than simply a restoration to the pre-COVID-19 status quo state. To respond to this challenge, a multi-faceted approach will draw on the expertise and engagement of the entire provincial health system.

Addressing Diagnostic and Surgical Backlogs

Manitoba government has created a Diagnostic and Surgical Backlog Task Force to work across a number of streams to address the diagnostic and surgical backlog challenges. The five-point plan includes the following actions:

1.	improve the capacity of the existing provincial health system to deliver activity

2.	increase provincial capacity through more intensive health care purchasing efforts

3.	engage the front line in finding solutions

4.	apply innovations developed locally and globally

5.	engage citizens and community in identifying challenges and finding solutions

The plan will use improvements in the capacity of the existing provincial system to deliver more activity, such as streamlining processes and patient journeys to help address the surgical and diagnostic wait-list backlog. The government is also implementing wait-list management and prioritization strategies to prevent worsening of the backlog.

The Manitoba government has established this task force to address the diagnostic and surgical backlogs as the top priority for the health system coming out of the pandemic. The Diagnostic and Surgical Recovery Task Force will also address wait-lists for diagnostic and surgical procedures affected by the COVID-19 pandemic. This will include identifying the priority needs of patients and implementing local, and out-of-province services as a temporary initiative, to offer the safest and most timely health care solutions available. The task force includes individuals with significant expertise related to surgical and diagnostic services, analysis and evaluation, and project management. A steering committee has also been established to set the direction of the task force and access the expertise of Manitoba’s health care system. The steering committee members include physicians, nurses and patient and citizen representatives. Initiatives already announced by the task force include an agreement with Maples/Clearpoint in Winnipeg to address gynecological surgery and an agreement with Sanford to perform spine surgery. Budget 2022 contains these and more initiatives recommended by the Task Force, which will be occurring over the spring.

Manitoba entered into a master services agreement with US Health care Provider Sanford Health in Fargo, North Dakota in support of the Surgery and Diagnostics Recovery Program including authority to procure services for Neuro/Spine surgeries.

Increasing provincial capacity, through more intensive health care purchasing efforts called Request for Services Agreement or RFSA process, began in the summer of 2020. RFSA allowed Manitoba to perform 5,500 procedures at locations like CancerCare Manitoba, Western Surgery Centre, Pan Am Clinic and Vision Group. These additional procedures included over 3,000 cataracts, 1,800 echocardiograms, over 250 foot and hand procedures, and several other types of surgical procedures. In 2021/22, the RFSA process has brought more than 9,000 additional procedures to Manitobans that were waiting for care. These included more than 4,800 cataracts, over 600 foot and hand procedures, and over 600 pediatric dental surgeries.

In 2022/23, Manitoba Health is setting aside $110 million to address the surgical and diagnostic backlog.

A Request for Services process that will allow existing Manitoba providers and potential new entrants to

Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy | 31

undertake additional procedures. The government will also explore additional opportunities with clinical providers and organizations throughout Manitoba so this additional capacity can be harnessed to deal with the backlog in a more timely way. Work is also underway to collaborate with out-of-province providers for some needs that are emerging due to waitlists that cannot be addressed in a timely manner. While the government’s goal is always to provide care as close to home as possible, it will continue to examine safe and innovative ways to get faster care to Manitobans.

Manitoba is addressing the international health human resource challenges that contribute to waits for care, by introducing innovative practices:

Implementing the Anesthesia Clinical Assistant Program to address the global shortage of anesthesia providers, at a cost of $4.5 million over two fiscal years (2021/22 – 2022/23).

Creating new staffing models has introduced licensed practical nurses into operating rooms, thereby expanding the number of nurses available to work in addressing the surgical backlogs.

Maintaining virtual services that emerged in the pandemic for non-COVID-19 care as the province emerges from the pandemic. For example, the Virtual COVID-19 Outpatient Program (VCOP) provides home care to patients with COVID-19 to support those who may require home oxygen and/or support during their recovery. VCOP is available in Winnipeg, Brandon, Portage la Prairie, Steinbach, Winkler/Morden and Selkirk. To date, the program has cared for 504 patients and approximately 3,641 in-patient days in hospital have been saved, giving patients a safe alternative that allows them to be cared for remotely at home while freeing up hospital and staffing resources to care for patients that must remain in hospital for care.

Another excellent innovation is in echocardiography. Wait times for elective echocardiograms exceeded national targets. After the COVID-19 wave in June 2020, there were 7,279 echocardiograms in the queue and wait times were 45.3 weeks. Since last spring (July 2020 to June 2021) Shared Health Diagnostics completed 28,958 echocardiograms and the RFSA (other echo providers) performed another 2,690 echocardiograms. By the end of June 2021, wait times had been reduced by more than 38 weeks to seven weeks and the waitlist had dropped by 68 per cent. This was accomplished in part, by hiring the Red River College Polytec graduating class of echocardiography students.

These are examples of the great work that is already underway to support the diagnostic and surgical recovery efforts in Manitoba.

The Manitoba government is engaging communities in this work through a commitment to regular, public reporting of progress and through the composition of the Task Force Steering Committee. This committee and the project team is identifying the most impactful strategies to make further strides in providing Manitobans with access to the safest and most timely care possible. The task force includes front-line health care professionals to help ensure the government’s plans make sense on the front lines where care is provided. Citizens and patients have been included on the Task Force Steering Committee so the voice of patients and families are involved in the solutions being developed. It is also why the government commits to transparent, regular reporting to Manitobans on progress throughout 2022/23.

Clinical and Preventive Services Plan

As first announced in Budget 2021, Manitoba is making an historic $812 million capital investment in building, expanding and renovating health care facilities across the province in support of Manitoba’s Clinical and Preventive Services Plan. The plan, led by clinicians, improves access to care for all Manitobans and identifies planned investments in health infrastructure as being pivotal to efforts to support better care sooner and as close to home as possible.

Manitoba’s Clinical and Preventive Services Plan will guide improvements to access, quality and patient outcomes for all Manitobans. Developed with the extensive input

32 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

of health care professionals, communities, and members of the public, the plan represents the first time that clinical providers have contributed to a provincial plan that will meet the unique needs of Manitoba communities. Improvements or new hospital developments in Manitoba include the following sites:

•	$127 million for a new Hospital in Neepawa

•	$5 million for new endoscopy, chemo therapy spaces at Dauphin Regional Health Centre

•	$31.6 million expansion of the Selkirk Regional Health Centre

•	$64.4 million expansion at the Boundary Trails Health Centre

•	$32 million expansion of the Bethesda Regional Health Centre

•	$283 million for a new hospital in Portage la Prairie

•	$70 million to enhance health services in Brandon including addition and renovations at the Brandon Regional Health Centre and expansion and renovation of the Western Manitoba Cancer Centre

•	$10.8 million for renovations to Ashern’s Lakeshore General Hospital

•	$115 million in northern Manitoba

All of these initiatives are currently in implementation, including design planning.

COVID-19 Pandemic Response

Manitoba will continue its pandemic response until the pandemic is over. While the province is moving through the end of the omicron wave, the situation and COVID-19 variants are constantly evolving. As a result, the end date of the pandemic is unknown with certainty at this time. Since the health sector is a lagging indicator, it must stay in a state of readiness to be ready to deal with subsequent surges or remnants of the pandemic. The government must also plan for an orderly transition from an emergency response back to regular operations and intentionally plan for the recovery of the health system including staff resiliency and retention efforts.

To continue the ability to respond to the pandemic, Budget 2022 will once again include funding that can be used for a variety of response measures.

Budget 2022 includes an allocation of $630 million to support the ongoing provincial pandemic response and other contingencies. This funding is held centrally and will be allocated to ministries as required.

In response to COVID-19 and the unprecedented pressure placed on the provincial health care system, an initial investment of $9 million is committed to expand the baseline critical care capacity in Manitoba as the province works to add 28 new ICU beds. In order to staff this complex area, training efforts have greatly expanded during 2021/22. A total of 149 nurses have completed the two-week General ICU Nurse training program since April 2021. As well, 93 nurses completed the 12-week Critical Care Nursing Orientation Program since June 2021 including 23 who graduated in January 2022.

The COVID-19 vaccination program has been the largest immunization campaign in the province’s history. More than 2.8 million vaccination doses have been administered during 2021/22. In 2022/23, vaccination capacity will be maintained to support the booster shot campaign and vaccinations for children. The Manitoba government will continue to support the robust annual influenza vaccination program and childhood immunization campaigns.

Cadham Provincial Laboratory (CPL) is Manitoba’s only public health laboratory focusing on the prevention of disease through laboratory screening activities and outbreak response. An increase of 18 additional term FTEs and funding of $4.2 million has been approved for CPL to accommodate core and COVID-19 operations.

Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy | 33

Manitoba will retain the positive learnings from the pandemic in virtual services and utilize them after the pandemic. Virtual physician visits have been embraced as many people have found virtual physician visits for certain medical consultations to be convenient. It has also avoided the burden of unnecessary travel.

Manitobans were also given broader access to lab results and immunization records during the pandemic. These advancements will be continued after the pandemic.

Health Transformation

The changes that Health Transformation has brought about in the health care system can help to propel Manitoba forward. The health care system in Manitoba is poised to improve its performance as a result of changes in recent years. These changes have established the foundation to work better as one provincial system. Roles of each organization are clearer and each organization has a key role to play in excellent service delivery.

In 2022/23, the Manitoba government will be implementing the improvements to the Regional Health Authorities Act (Health System Governance and Accountability) by introducing the first Accountability Agreements, where the seven Service Delivery Organizations (the five regional health authorities, CancerCare Manitoba and Shared Health) will each have formal performance agreements with the government. This is a tool that has been used in other jurisdictions, such as Ontario, to ensure the government is receiving the required service and performance levels by the Service Delivery Organizations (SDOs).

For example, recent efforts by Shared Health and the five Regional Health Authorities and Selkirk Mental Health Centre to work more closely as a unified provincial system have been very successful in addressing the backlog of patients that were in hospitals awaiting placement in personal care homes.

The changes that Health Transformation has brought about in the health care system can help to propel Manitoba forward. The health care system in Manitoba is poised to improve its performance as a result of changes in recent years.

Although delayed by COVID-19, Wave II of the Health System Transformation continues to implement Manitoba’s Clinical and Preventive Services Plan (PCPSP). The PCPSP is focused on sustaining health services into the future so that care is optimized, guiding investments in rural and northern health care, digital health supports and infrastructure investment in projects and program delivery.

Other work that will arise from the implementation of PCPSP will result in improved capacity of the system through additional procedures outside of Winnipeg, improvements in home care to avoid hospitalizations, greater use of e-consults, virtual visits and other tools that modernize the care provided in Manitoba.

Highlights of ongoing investments include:

•	Continued investments in renal replacement therapy for both in-centre dialysis located at health centres across Manitoba as well as home hemodialysis programs. An additional investment of $1.8 million will result in an additional 937-person patient capacity across these renal programs provincially. A total of 22 station dialysis units, supporting up to 132 patients, opened within the Diagnostic Centre of Excellence (DCE) capital building project at the Health Sciences Centre in Winnipeg on March 1, 2021. The funding will further expand

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in-centre capacity at Brandon to 12 patients and 24 patients in Portage la Prairie, and provide for a new renal site in Steinbach which will accommodate 24 patients. Since 2015/16, $34.1 million in total funding has been approved to expand dialysis capacity.

•	To date, the Manitoba government has completed or is in active design/construction for 754 beds and has approved funding for the construction of a total of 1,099 new and replacement PCH beds.

•	An increase of $7.6 million is being provided for Emergency Response Services including for the hiring of 35 additional primary care paramedics (PCPs) as part of the government’s commitment to hire an additional 80 paramedics to achieve customer service standard of 24-7 access to care within 30 minutes for 90 per cent of Manitobans, 90 per cent of the time by 2023.

•	$7.2 million more is being provided to support two Home and Community Care Modernization pilot projects, the Priority Home and Client Directed Funding Pilot and Supportive Housing Pilot, to provide more safe spaces for seniors and to improve home and community based care.

•	An increase of $640,000 is being provided for the continuation of the Forensic Nurse Examiner Program in Brandon, Thompson and The Pas. The program provides for specially trained nurses who provide treatment to victims of sexual assault including forensic evidence collection. This expansion addresses the inequality of access to services for patients in rural and remote areas.

•	An increase of $450,000 is being provided to support the distribution of additional naloxone kits to people with problematic substance use.

•	The Manitoba government is also providing funding to continue to support the implementation of Young Adult Insulin Pump Program including to extend coverage of insulin pumps to individuals aged 18 to 25.

Federal Funding Partner in Health Care

Historically, the federal government has played an important role in helping support provincial and territorial health care services. Canada responded to provinces’ and territories’ needs during the pandemic to address immediate health system pressures.

However, since the mid-1990s, the federal government has taken several measures to reduce its overall contribution flowing through the major federal transfers. This has resulted in systemic pressures across provincial and territorial health care systems to meet the diverse and growing needs of Canadians.

Sustaining the level of care to respond to Manitoban’s greatest health care needs going forward requires an increase in share of the Canada Health Transfer (CHT) of provincial and territorial health spending to 35 per cent.

Manitoba is currently working with all of the other provinces and territories, through the Council of the Federation, to negotiate enhancements to the CHT that will represent a renewed and reinvigorated health care funding partnership with the federal government.

When the major federal transfers are adequate, responsive and sustainable, they help foster a stronger and more resilient Canadian economic and social union.

Refer to Federal-Provincial Fiscal Partnership for more information, page 133.

Seniors and Long-term Care

The pandemic exposed gaps in Manitoba’s long-term care system here and across Canada, and drew the focus to seniors who were not receiving the dignified care they deserve.

These gaps are reflected in an external government commissioned review, led by Dr. Lynn Stevenson, in regards to the serious outbreak of COVID-19 that occurred at the Maples Long Term Care Home between October 20, 2020, and January 12, 2021, where 73 staff and 157 residents tested positive, and 54 residents died.

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Stevenson identified gaps at the facility level as well as system level, reviewing funding for personal care homes to ensure that staffing levels and services provided are appropriate to the complexity of current and future residents, and reviewing and streamlining the licensing standards for PCHs to ensure currency and applicability to the changing needs of residents.

The Final Report of the Provincial Implementation Plan for the Stevenson Review, released April 2022, shows the significant progress that has been made in implementing the 17 recommendations of the Stevenson Review. Approximately $43 million was spent in 2021/22 to support the seniors in personal care homes as part of the COVID-19 response with a portion of this funding in direct response to the Stevenson Review recommendations.

While implementation is well underway, ongoing oversight is needed to assure Manitobans that changes to the personal care homes are fully implemented and sustained over the coming years. To that end, the Manitoba government has established a new minister and Department of Seniors and Long-Term Care that will provide stewardship to the implementation of the changes.

Additionally, the Manitoba government has committed to funding of more than $15 million in 2022/23 to enable several of the recommendations

The minister of seniors and long-term care is also mandated to consult with Manitobans and stakeholders to modify, enhance and implement a renewed Seniors Strategy so that aging Manitobans are able to stay safe in their own homes and communities as long as they choose.

Manitoba has a growing seniors population, and their preferences and best practices in supporting older Manitobans to stay safe in their homes and communities are evolving.

The Final Report of the Provincial Implementation Plan for the Stevenson Review, released April 2022, shows the significant progress that has been made in implementing the 17 recommendations of the Stevenson Review.

Over the next 20 years, Canada’s older adult population is expected to grow by 68 per cent, with the population in Manitoba expected to increase two times its current size (Canadian Institute for Health Information, 2017). Today, 23,000 Manitobans have Alzheimer’s disease or dementia. Today, older Canadians living in rural areas are 50 per cent more likely than urban dwellers to be admitted to personal care homes when they could have been cared for at home.

An extensive engagement will be unfolding over 2022/23 to inform a seniors strategy and action plan that will be a broad-based whole of government policy and program approach, working with older Manitobans, communities and agencies to provide advice for the design of the seniors strategy and action plan, to recommend priority investments, and to take early actions.

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Mental Health

Over the last several years, there has been significant progress made in reducing the stigma associated with mental health and substance use issues, leading more Manitobans to seek help when needed. However, many measures of Manitobans’ mental health and well-being have been poor when compared nationally. This has been exacerbated by the COVID-19 pandemic, which continues to have a significant impact on mental health and wellness.

Recognizing this, the Department of Mental Health and Community Wellness has developed a whole of government plan to improve the system and increase access to mental health and community wellness services for Manitobans. In 2021, the department led province-wide consultations, speaking to thousands of Manitobans, service providers and experts about opportunities to improve mental health, substance use, recovery and wellness programs and services in the province. Through the consultations, the department heard that the pandemic has placed added pressure on an already stretched mental health and addictions system. The pressures of increased demand, and ensuring physical distancing have impacted program and service capacity and increased wait lists for many programs.

The consultations informed the development of the department’s five-year roadmap, A Path to Mental Health and Community Wellness: A Roadmap for Manitoba. The roadmap’s vision is that Manitobans experience optimal physical, mental, emotional, cultural and spiritual well-being across their lifespan.

In 2022/23, Manitoba Mental Health and Community Wellness will lead a whole of government approach to implement initiatives identified in the roadmap considering five strategic focus areas:

1.	Equitable Access and Coordination

2.	Mental Well-Being and Chronic Disease Prevention

3.	Governance and Accountability

4.	Quality and Innovation

5.	Indigenous Partnership and Wellness

Through implementation of the roadmap, investments will be made in core services and programs for Manitobans, to make services more available and easier to navigate. The department will continue to work using a whole-of-government approach to guide the roadmap’s governance, decision-making and actions. Investments will be informed by needs-based planning that will be conducted across the province, to help ensure that services are available across different levels of need.

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Budget 2022 will make the following investments to address system pressures, increase capacity of front-line services and ensure the continuity of successful mental health and addictions initiatives:

Pandemic Recovery

Rapid Access to Addictions Medicine (RAAM) and Opiate Agonist Treatment (OAT) Expansion – Funding will be increased by $830,000 for the 2022/23 fiscal year to support expansion of the Winnipeg RAAM Clinic and opiate agonist treatment.

Eating Disorders Program Expansion – The government is investing $304,000 to expand the Women’s Health Clinic’s Provincial Eating Disorder Prevention and Recovery Program to reduce wait-lists and respond to increased need for this program.

A Path to Mental Health and Community Wellness: A Roadmap for Manitoba – Through a whole-of-government approach, the Department of Mental Health and Community Wellness will move forward with implementation of initiatives identified in the roadmap, including investments in front-line core services to ensure the right supports and services are available as close to home as possible for all Manitobans. Key priorities for the first year include: increasing the capacity of mental health and addictions services throughout the province, improving access and coordination of the mental health and addictions system, and decreasing wait times for services.

Investments in Mental Health and Addictions Programs and Services – An investment of $23.7 million will support over 30 effective mental health and addictions programs and services across the province, led by the departments of Mental Health and Community Wellness; Education and Early Childhood Learning; and Families. Through a coordinated and aligned government approach, this investment includes a focus on the following key areas:

•	mental health promotion and universal supports

•	children and youth with complex, multi-system needs

•	mental health, addictions and trauma support

Initiatives supported through this funding will also include a range of Indigenous-led programs and supports, peer support programs, addiction services and mental health supports for children and youth.

Refer to the following link to the department of mental health and community wellness website to access the A Path to Mental Health and Community Wellness: A Roadmap for Manitoba: www.manitoba.ca/mh/.

Smoking Cessation Social Impact Bond

The Manitoba government has launched its first health related Social Impact Bond, entitled “Quit Smoking with your Manitoba Pharmacist” to strengthen access to smoking cessation supports and improve the health and wellbeing of our communities. “Quit Smoking with your Manitoba Pharmacist” is a pharmacist led intervention which delivers nicotine replacement therapy and counselling to individuals who wish to quit smoking. This program is accessible to anyone over 18 years of age interested in quitting smoking by speaking with their local participating pharmacy.

38 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

Making Life More Affordable

Affordability and Taxes

All Manitobans are affected by the financial pressures resulting from the pandemic, and the events in Ukraine.

All Manitobans are affected by the financial pressures resulting from the pandemic, and the events in Ukraine.

Inflation is rising. Housing prices have continued to rise despite the pandemic. There have been recent increases in oil, natural gas and gasoline prices caused by the war in Ukraine. Supply chains have been strained. These have created additional pressures on affordability, not only in Manitoba, but globally.

The government recognizes these challenges, and is committed to investing in families, education, and economic development to keep Manitoba as an affordable place to live.

Quality of life and value for money are priorities for the Manitoba government and includes letting Manitobans keep more of their money.

The COVID-19 pandemic has challenged governments and families worldwide in many ways, but here in Manitoba it has highlighted more than ever the importance of affordability when faced with economic or financial adversity, and a need for a competitive tax regime to limit the burden on businesses and families during trying times.

Manitobans are facing higher household costs as inflation rates increase, as reported by the Statistics Canada Consumer Price Index. Inflation in Manitoba is driven by higher utility costs, gasoline prices and food prices that families and individuals experience in their daily lives.

According to the Canada Mortgage and Housing Corporation (CMHC) Rental Market Report, the Winnipeg vacancy rate is a healthy five per cent due to 2,915 units being added in 2021, the largest increase since 1990. CMHC has also previously noted the vacancy rate for lower income renters is much tighter and over 90 per cent of this cohort resides in bachelor and one-bedroom suites, making it difficult for larger households to access affordable rents.

According to the Manitoba Real Estate Association, 2021 housing sales outpaced 2020 and drove housing sale prices up considerably, to $338,772 in January 2022 from $304,759 in January 2021. The Bank of Canada indicated in 2021 that interest rates could increase in 2022 if high inflation rates persist. On March 2, 2022, the Bank increased its policy rate from 0.25 per cent to 0.50 per cent. A one-percentage point increase in interest rates on the first-year mortgage on an average house is almost $2,500.

These trends are reflected in the perspective of families and households on their financial futures. According to the January 2022 MNP Consumer Debt Index for Manitoba (and Saskatchewan):

•	Nearly half of the residents are not confident they can cover their living expenses this year.

•	Four in 10 are concerned about their current level of debt.

•	Less than a quarter are confident in their ability to cope with unexpected events without increasing their debt.

•	Two in 10 believe their current debt situation is worse than it was a year ago.

•	Four in 10 say they are finding it even harder to pay down debt.

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MB Inflation Rate

         Per Cent

Source: Statistics Canada

Lowering Taxes

Manitoba’s overall tax environment is less competitive compared to provinces west of Quebec. Manitoba’s own-source revenue, which includes tax and other revenue and excludes federal transfers to Manitoba, as a share of the provincial economy is higher than that of provinces west of Quebec.

Own-Source Revenue as a Share of Provincial Economic Output (2020/21)

         Per Cent

  Source: MBS interprovincial comparison tables, March 24, 2022

In an effort to improve competitiveness, the Manitoba government, since first being elected in 2016, has provided $886 million in tax savings, including $607 million to families and individuals and $279 million to businesses.

This includes the reduction in the sales tax rate to seven per cent from eight per cent, now the second-lowest provincial rate in Canada. The government continues the phasing out of education property taxes that began in 2021.

Other important savings of nearly $90 million include eliminating sales tax on residential and non-residential property insurance premiums and on the preparation of wills, the preparation of personal income tax returns and on personal services.

Relief has also come in the form of fee reductions. Specifically, probate fees were eliminated and non-commercial vehicle registration fees were reduced by 20 per cent.

Budget 2022 includes further fee savings by reducing non-commercial vehicle registration fees in 2022 to fulfil the commitment to reduce those fees by 30 per cent.

40 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

Indexing the basic personal amount and the personal income tax brackets protects Manitoba taxpayers from the impacts of inflation. Since 2017, these tax variables have been tied to the Manitoba Consumer Price Index, which serves as an index factor. Indexing has provided annual tax relief of up to $39 million depending on the index factor for the previous year and, because of its compounding benefits, is worth nearly $162 million in 2022.

Total Tax Savings From Indexation Annual and Cumulative

    Millions of Dollars

      Source: Manitoba Finance

Because of legislated indexing, the cumulative tax savings by 2022 for an individual at the highest bracket is $523.

Maximum Individual Tax Savings Annual and Cumulative

  Dollars

        Source: Manitoba Finance

Indexing also removes Manitobans from the income tax rolls. By 2022, 15,780 Manitobans will no longer pay Manitoba income tax due to increase in the basic personal amount.

 Manitobans Removed From Tax Rolls

           Number of Individuals

      Source: Manitoba Finance

Education Property Tax Rebate

Budget 2021 commenced the 10-year phase-out and elimination of education property taxes in Manitoba with the introduction of the Education Property Tax Rebate in 2021, which provided 25 per cent school tax rebate cheques to residential and farm property owners and 10 per cent school tax rebate cheques to other property owners.

Budget 2022 includes further tax savings under the Education Property Tax Rebate for residential and farm properties. The rebate for these property owners will increase to 37.5 per cent in 2022 from 25 per cent in 2021 and to 50 per cent in 2023. As a result, rebates for homeowners will increase from an average of $387 in 2021 to $581 in 2022 and to $774 in 2023.

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Average Homeowner School Tax Savings

Dollars

Source: Manitoba Finance

Total savings from the rebate is equal to $246.5 million in 2021, $350 million in 2022 and $453.2 million in 2023; a combined value of over $1 billion for the three years.

By 2023, nearly half, 48 per cent, of total school taxes paid by all property owners will be offset by the Farmland School Tax Rebate, Education Property Tax Credits and the Education Property Tax Rebate.

For residential properties, net school tax (per cent tax paid) will decrease to 35 per cent in 2023 from 71 per cent before the introduction of the Education Property Tax Rebate as the value of tax credit and rebate savings increase to $463 million in 2023 from $208 million in 2020.

All Residential Properties

Source: Manitoba Finance

Total and Net School Taxes

Millions of Dollars

Source: Manitoba Finance

On farm properties, the savings are more pronounced. The per cent of net school tax (per cent tax paid) will decrease to 28 per cent in 2023 from 55 per cent in 2020 as the value of rebates savings increase to $79 million in 2023 from $49 million in 2020.

All Farm Properties

Source: Manitoba Finance

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Renters Tax Credit

Approximately 40 per cent of Manitoba households reside in residential tenancies and pay monthly rent. Since the inception of the Education Property Tax Credit, homeowners and residential renters have qualified for the same credit. For homeowners, eligibility is based on education property taxes. For renters, the credit has been the lesser of 20 per cent of total rent paid for the year or the maximum Education Property Tax Credit.

Commencing in 2022, the renters Education Property Tax Credit will become the Manitoba Residential Renters Tax Credit (Renters Credit).

The Renters Credit will continue to be delivered through the annual personal income tax return and apply to principal residences. In addition, the credit will no longer be calculated based on 20 per cent of annual rent. Instead, the Renters Credit will be calculated on a monthly basis, on the same basis residential tenants pay rent.

Three significant enhancements are also made under the Renters Credit. First, the annual amount will be fixed at $525, the same amount as in 2021 under the other tax credit program. Secondly, those enrolled in Rent Assist and not on Employment and Income Assistance will now qualify fully for the Renters Credit, benefiting up to 11,000 households. Finally, Manitobans in social housing, who pay rent geared to income and did not qualify for the renters Education Property Tax Credit, will now qualify for the Renters Credit. This will benefit up to 34,000 households in social housing and means that up to 45,000 households with lower incomes will qualify for up to $24 million in new Renters Credits starting in 2022.

For a household paying the average $1,000 per month in rent, the Renters Tax Credit is equal to over half of one month’s rent.

TAX CREDITS FOR RENTERS

	Non-EIA Rent Assist	Social Housing	Other Renters

2021 (Education Property Tax Credit)			Yes ($525)

2022 (Renters Tax Credit)	Yes ($525)	Yes ($525)	Yes ($525)

Health and Post-Secondary Education Tax levy

Creating jobs is both a necessity to generating economic growth and a consequence of growth. It has long been said that small businesses are the mainstay of Manitoba’s economy. Whether it is the self-employed local grocer, the family farmer, the local doctor, accountant or lawyer, all contribute broadly to the provincial economy.

In 2021 and 2022, Manitoba reduced the impact of the Health and Post-Secondary Education Tax Levy by increasing the exemption level and reduction level at which a lower tax rate is paid.

In 2021, the exemption level was increased to $1.5 million from $1.25 million and the payroll threshold at which a lower tax is paid increased to $3 million from $2.5 million, benefiting 1,000 employers including exempting 220 employers.

In 2022, the exemption level was increased to $1.75 million and the payroll threshold to $3.5 million, benefiting 1,100 employers including exempting 240 employers.

Budget 2022 increases the exemption in 2023 to $2.0 million and the payroll threshold to $4.0 million, benefitting 970 employers including exempting 180 employers.

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Payroll Tax Savings and Employers No Longer Paying Payroll Tax (Compared to 2020)

In total, the changes since 2020 are saving employers over $27 million annually, and 640 employers will no longer face payroll tax liabilities and are allowed to grow and continue to not pay the tax.

Supporting the Peat Harvesting Industry

Budget 2022 announces that fuel used in off-road operation of peat harvesting equipment is exempt from Manitoba’s Fuel Tax, effective May 1, 2022.

Marked fuel can be currently purchased tax exempt when used in off-road machinery and equipment utilized by the farming, mining, commercial logging, commercial fishing and trapping industries. Extending this exemption to peat harvesting equipment supports this industry in Manitoba and is consistent with tax treatment in the majority of Canadian jurisdictions.

Vehicle Registration Fees

Vehicle registration fees for most non-commercial vehicles will be reduced by a further $10 starting with renewals after June 30, 2022.

This follows reductions in both 2020 and 2021 and completes the government’s commitment to roll back the increase to vehicle registration fees by 30 per cent by 2023. Promise made, promise kept.

The 30 per cent total reduction results in savings of $45 million a year to Manitobans. The vehicle registration fee reduction applies to most non-commercial vehicles, such as passenger vehicles, trucks, trailers, and motorcycles or mopeds.

Meeting our $2,020 Tax Rollback Guarantee

During the last election we promised to return $2,020 to Manitoban households over the next four years. In Budget 2021 we projected we would meet that commitment one year earlier by 2022/23. This budget confirms that commitment is met this year. Promise made, promise kept.

The savings to taxpayers will accumulate over time to reach, and then exceed, our rollback target. As a result of the cut to the sales tax rate, the indexing of the Basic Personal Amount and personal income tax brackets, removing unnecessary taxes on important services, the elimination of probate fees, and commencing the elimination of education property taxes, Manitobans are saving more of their hard-earned tax dollars.

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Under the $2,020 Tax Rollback Guarantee commitments included:

Tax Measure	Implementation Date

Indexing of Basic Personal Amount and Personal Income Tax Brackets	January 2017

Retail Sales Tax Rate Reduction from 8 per cent to 7 per cent	July 2019

Retail Sales Tax Exemption – Preparing Wills	January 2020

Vehicle Registration Fee Reduction – 30 per cent total reduction commitment met in Budget 2022	Starting July 2020

Retail Sales Tax Exemption – Home Insurance	July 2020

Retail Sales Tax Exemption – Preparing Personal Income Tax Returns	October 2020

Elimination of Probate Fees	November 2020

Retail Sales Tax Exemption – Personal services	December 2021

Phasing out of education property taxes	Starting 2021

$2,020 Tax Rollback Guarantee Savings

Dollars

Source: Manitoba Finance

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Building Our Economy

Economic recovery and growth remain at the centre of the government’s plan for a stronger, more prosperous Manitoba.

The Manitoba government has worked unceasingly to protect the health of Manitobans. It has also worked to support the health of the economy, which, like economies around the world, was profoundly impacted by COVID-19.

Throughout the pandemic, government met regularly with business organizations representing tens of thousands of workers and every corner of the province to gather input and monitor the impact of the pandemic on the economy.

Feedback from these meetings helped inform the rapid development and implementation of numerous support programs to help businesses cope with and recover from the impacts of the COVID-19 pandemic. More than 80 such meetings have been held to date to discuss pertinent issues and local impacts of COVID-19.

Partner organizations pivoted to respond to the impacts that COVID-19 has had on the business community. Many organizations have supported businesses since the beginning of the pandemic with initiatives such as the development of online toolkits and resources, sourcing PPE and delivery of support programs.

Against this backdrop and given the unprecedented level of disruptions that the COVID-19 pandemic has had on the economy, a renewed and comprehensive effort is needed to coordinate the conditions required to boost Manitoba’s economic recovery – conditions that will lift private-sector confidence and encourage province-wide capital investments.

Economic Development Board of Cabinet

With a focused mandate to improve Manitoba’s economic development activities and increase private-sector investment, a new Economic Development Board of Cabinet was formed in February 2022.

The Economic Development Board of Cabinet will take a whole-of-government approach, with members from all key departments including economic development, investment and trade; finance; advanced education, skills and immigration; Indigenous reconciliation and northern relations; transportation and infrastructure; natural resources and northern development; and agriculture.

The new board and its supporting secretariat will focus on growing the economy through increased investment and expansion of trade, with activities to include:

•	increasing private-sector investment and expanding capital availability

•	modernizing government policies, regulations, programs and services to spur economic growth and speed up investment

With a focused mandate to improve Manitoba’s economic development activities and increase private-sector investment, a new Economic Development Board of Cabinet was formed in February 2022.

46 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy

•	expanding local and global market opportunities for Manitoba companies through strategic and targeted trade initiatives

•	coordinating cross-departmental economic development activities to reduce delays in investment decisions

•	developing market intelligence and analytical capabilities within government

•	managing specific business development opportunities

•	liaising with the Manitoba business community as stakeholders

A cornerstone of the economic growth strategy is to produce meaningful employment opportunities, as skilled Manitobans are the foundation upon which businesses build success. To help address labour shortages, the Manitoba government will increase investments in education and training, and focus on working with business to attract workers from around the world to fill gaps in labour.

Manitoba Skills, Talent and Knowledge Strategy

The Manitoba Skills, Talent and Knowledge Strategy, launched in 2021, is foundational to accelerating recovery, advancing Manitoba’s economy and promoting positive outcomes for Manitobans. The pandemic has changed the world and economy in ways that could not have been imagined. Manitoba wants to move forward. The strategy provides the roadmap to economic recovery.

The goal of the Manitoba Skills, Talent and Knowledge Strategy is to ensure people in Manitoba have the right skills, talent and knowledge at the right time, to rebound from the effects of the pandemic and support economic resilience and growth. The strategy was developed through robust engagement and research with over 540 stakeholders. Through this collaborative approach with post-secondary and industry partners, a better Manitoba will be built. Given the disruptions of the pandemic

The Manitoba Skills, Talent and Knowledge Strategy, launched in 2021, is foundational to accelerating recovery, advancing Manitoba’s economy and promoting positive outcomes for Manitobans.

and the labour shortages, the strategy is an important contributor to economic recovery.

Several actions were taken during 2021 in support of the strategy:

•	Amendments to the Apprenticeship and Certification Act were announced to modernize the way Manitoba updates Red Seal and provincial training standards to better respond to industry needs.

•	Manitoba invested $50,000 for two initiatives that support women pursuing non-traditional careers:

¡	Expansion of the Empower program at the Manitoba Institute of Trades and Technology to train women in the information and communications technology industries. The program includes a focus on increasing Indigenous women’s representation

¡	Support of the Manitoba Construction Sector Council to promote careers for women in the heavy construction industry, in partnership with the River East Transcona School Division

•	The Manitoba government invested $8 million in the Canada–Manitoba Job Grant in 2021 – an increase of more than $2 million over 2020 – to give greater access to employee training and to help employers better respond to the impacts of COVID-19.

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•	In August 2021, the Manitoba government announced an investment of more than $600,000 to partner with the Manitoba Construction Sector Council to deliver a skilled-trades training initiative for Indigenous women in four northern and remote communities. The initiative will provide an opportunity for Indigenous women to acquire valuable skills in a supportive environment, and includes ongoing mentorship during training and throughout their careers.

•	In November 2021, the Manitoba government partnered with Economic Development Winnipeg and the Manitoba Chambers of Commerce to launch Retrain Manitoba, a $12.5 million workforce skills development grant program to support economic recovery from the COVID-19 pandemic. The program reimburses employers who invest in retraining for their staff.

Significant work is underway on many of the strategy’s actions. In 2022, through whole-of-government collaboration and key stakeholder consultations, the government will develop potential solutions to address labour shortages in the health sector and other areas:

•	partnering with post-secondary institutes to create 400 new nursing seats to meet labour market need

•	developing a new post-secondary accountability framework

•	reviewing Manitoba’s immigration pathways and streamlining systems

Immigration

Labour shortages have been identified in Manitoba across sectors and within businesses of all sizes. Immigration is an economic driver that can be used to fill labour market needs that cannot be filled domestically. A key factor in post-pandemic economic recovery is the attraction and retention of newcomers. Immigration also supports Manitoba’s post-pandemic economic recovery by addressing skills shortages, attracting international talent and investment, and counteracting out-migration. Budget 2022/23 will help ensure the continuation of this work to support the economy.

Immigration numbers were lower in 2020 as the world locked down. Manitoba welcomed 8,628 immigrants, a decrease of 54 per cent from 2019. Low immigration causes strain on the labour market, tax base, post-secondary sector and economy as a whole. Although the COVID-19 pandemic affected the number of immigrants entering Canada, Manitoba continues to attract skilled workers and business investors from different parts of the globe.

The Manitoba Provincial Nominee Program (MPNP) is critical to supporting Manitoba’s employers, communities and regional labour markets. Once individuals arrive in the province, the government works with a number of settlement service providers to help them safely and successfully adjust to their new environment. In 2021, the program approved the largest number of nominations to date – 6,275. Revenue generated by MPNP application fees are reinvested in services to support the economic and social integration of newcomers throughout Manitoba, including francophone communities, regional hubs and online service delivery, at no additional cost to Manitobans.

The provincial and federal governments are in the process of renegotiating the Canada-Manitoba Immigration Agreement (which has not been renewed since 2003). The objective is to ensure the agreement is responsive and reflective of the current Canadian immigration landscape, impacts by COVID-19 pandemic, responsibilities for settlement and integration services, and the ongoing transformation of Manitoba’s labour market. Manitoba and federal officials have started discussions and are working on the critical path with the targeted completion date of summer 2022.

Revised immigration targets are also under consideration in 2022 with a view to expanding the current program, informed by a new temporary Task Force on Immigration, a group of external stakeholders that will draw from all walks of life across the province.

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MPNP Nomination Allocation Utilization

    Nominations

       Source: Manitoba Finance

       Each box represents 25 nominations. Any group < 25 will not display

Manitoba Student Aid

Ensuring access to higher education is foundational to Manitoba’s Skills, Talent and Knowledge Strategy. Scholarships and bursaries allow more students to access and complete post-secondary education. Government delivers this support through Manitoba Student Aid (MSA), which provides interest-free student loans; the Manitoba Bursary Program (MBP), which offers up-front, non-repayable, bursaries to Indigenous students and low-income students; and the Manitoba Scholarship and Bursary Initiative, which leverages institutional fundraising by providing matching provincial dollars for student awards.

Manitoba Student Aid has received 15,446 applications for nearly $56 million in student loans in 2021. The Manitoba Bursary Program has provided $15 million in government funding and with the support of fundraising this provided a record-level $33 million to nearly 22,500 students with a similar amount anticipated this year.

The government continues to seek opportunities to improve student access to scholarships and bursaries, especially those who are financially disadvantaged, through enhanced promotion to attract matching private-

sector contributions and alignment with labour market and community needs.

Access to Venture Capital

Getting the economic recovery right is important for Manitoba’s long-term prosperity. While the economy is steadily rebounding from the depths of the pandemic, Manitoba has not yet returned to its pre-pandemic growth projections. It is imperative for Manitoba to return its attention to strengthening the economy so it can generate the resources that will benefit Manitobans, allowing for further investments to infrastructure and health care, reduce taxes and balance the budget.

Investing in human and financial capital is critical for creating the conditions that will lead to sustainable long-term growth and high-value jobs. The two are linked and both are needed to spur new entrepreneurial activity, innovation and business expansion.

Manitoba businesses have difficulty accessing the financial capital they need to innovate and grow. It is a top concern of Manitoba businesses going forward and is imperative for long-term growth. According to the Canadian Venture Capital and Private Equity Association, from 2018 to 2020 less than one per cent of the total reported value of venture capital investments in Canada occurred in Manitoba, even though Manitoba represents 3.6 per cent of the national economy and population.

The development of a vibrant venture capital ecosystem in Manitoba is particularly important for new start-ups and young entrepreneurial companies that face difficulty obtaining funds to finance business expansion. Small and medium-sized enterprises employ the vast majority of the Manitoban workforce and are the fastest-growing business sector in the province. Manitoba’s economic development path, like its competitors, will be paved by dynamic, high-growth companies led by new innovations and breakthroughs into new markets. The lack of venture capital options for Manitoba businesses puts the province at a competitive disadvantage compared to other provinces

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whose business communities have greater access to private and government venture funds.

To make Manitoba a more attractive place for entrepreneurship and new economic opportunities available going forward to spur economic recovery as the world emerges from the COVID-19 pandemic, the Manitoba government is committed to proceeding with a venture capital framework.

In 2021/22, the Manitoba government invested $50 million in a new venture capital fund of funds that will be available in 2022/23 to give Manitoba companies much-needed access to equity, innovation funding and expansion capital. Manitoba’s new venture capital fund will be tasked with dispersing this fund to privately managed venture capital funds which would leverage the government’s commitment to raise hundreds of millions of dollars from the private sector.

The new venture capital framework will complement an existing continuum of economic programs that help build the capacity of Manitoba businesses and make strategic investments in industry to generate economic growth.

This includes the Small Business Venture Capital Tax Credit, which was enhanced in Budget 2021 to improve attractiveness for larger investors and provide an earlier return to investors. Effective as of the 2021 taxation year, these enhancements included increasing an investor’s maximum eligible investment to $500,000 from $450,000 and increasing the maximum tax credit claimable against Manitoba income tax in a given year to $120,000 from $67,500. During the 2021 taxation year, Manitoba investors supplied $17.8 million in cash equity to Manitoba businesses under the Small Business Venture Capital Tax Credit, a 92 per cent increase from the pandemic-laden 2020 taxation year.

Further enhancements to the Small Business Venture Capital Tax Credit will be made to benefit Manitobans participating in venture capitals funds, thereby improving access to capital and supporting entrepreneurs.

Cash Equity Raised from Small Business Venture Capital Tax Credit

  Thousands of Dollars

    Source: Manitoba Finance

As interest rates increase and debt financing becomes more expensive to fund business growth and entrepreneurship, the importance of access to equity financing will accelerate and the significance of Manitoba’s investor tax credits will be enhanced.

Access to Human Capital

The delivery of employment and training services is central to Manitoba’s economic growth strategy and supporting a high quality of life in the province. Developing partnerships with business and stakeholders will help to create initiatives that address workforce needs and help employers attract and retain the talent they need now and into the future. These services help all Manitobans including the unemployed, under-employed, existing workers, and new labour market entrants to acquire the skills needed to participate fully in the economy.

Working closely with employers, training providers, and community organizations, Manitoba has developed and implemented responsive employment readiness training including essential skills, occupational/sector-specific training, work placement with on-the-job training, and intensive employer and employee workplace supports to support retention. These activities are supporting newcomers and refugees integrate into Manitoba’s labour

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market, and northern Manitobans train in or near their home communities for jobs in health care and the trades, among others.

Through the Sector Council program, Manitoba partners with sector councils and industry associations in ten key sectors of the provincial economy to develop and deliver sector-wide training in response to employer-identified needs. The program key to increasing employment involvement and commitment to long-term workforce planning.

Companies need access to skilled talent to put their capital investments to use, increase productivity and embark on new opportunities. Without the right workers, Manitoba businesses will continue to be left behind and unable to compete on the global stage.

Investing in skills development, addressing labour shortages through immigration and aligning the education system with the needs of the economy is critical to accelerating the post-COVID-19 economic recovery, advancing the economy and generating wealth and prosperity for all Manitobans.

The Manitoba government has undertaken a number of measures to improve the investment climate in the province, and promote job creation and innovation.

The Interactive Digital Media Tax Credit was enhanced and modernized in 2021 to help continue to grow the burgeoning industry. Manitoba eliminated the tax credit’s expiration date, simplified a company’s initial application for a Certificate of Eligibility, and expanded the tax credit’s eligibility to allow add-on activities, such as downloadable content, ongoing maintenance and updates, and data management and analysis that are complementary to the main products being developed. This has made the tax credit more competitive with other jurisdictions and is serving as an important tool to help attract investment, jobs and growth in the sector.

Introduced in 2019, the Innovation Growth Program encourages small and medium-sized enterprise (SME) private-sector investment to develop and commercialize innovative new products and processes. With cost-shared funding, this supports SMEs in the development and growth stages to de-risk innovative product development, accelerate growth and strengthen SMEs financial position so they can build their business in Manitoba. Since its creation, the program has awarded $2.48 million to support 32 innovation projects.

To help kick-start economic recovery from the pandemic, Manitoba has committed $50 million as part of its Long-Term Recovery Fund, which is investing in worker skills development and digital transformation of Manitoban businesses and will help rebuild consumer confidence.

To help address labour shortages, government is investing in the skills-based economy and working with industry partners to deliver demand-led skills training that will address labour market needs in areas such as hospitality, transportation, manufacturing and the health care sectors. In 2021/22, government made an historic $67 million commitment to invest in the skills training of unemployed and employed workers across the Canada-Manitoba Job Grant, Retrain Manitoba and Skills Development programs. Government will continue to invest in skills training in 2022/23 to help Manitoba move to the next stage of economic recovery.

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EXAMPLES OF LARGE AND MEDIUM-SCALE PROJECTS THAT WERE

COMPLETED, UNDERWAY OR ANNOUNCED IN 2021 INCLUDE:

•   Vale announced a $150 million investment to extend mining activities in Thompson by 10 years and exploration drilling to potentially extend operations past 2040.

•   CentreVenture and the University of Winnipeg Community Renewal Corp. are undertaking development of the 2.4-acre Market Lands site just west of Winnipeg City Hall to build a $40 million, 10-storey housing development that will be the first net-zero affordable residential high-rise in Canada.

•   Maple Leaf Foods announced a $182 million, 73,000-sq.-ft. expansion of its Lagimodiere Boulevard facility in Winnipeg that will expand its workforce by about 350 people.

•   Neo Financial Technologies established a second headquarters in Winnipeg’s Exchange District, creating 300 new positions.

•   Sio Silica Corporation (formerly CanWhite Sands Corp.) has been issued an environmental licensing to establish a silica sand extraction operation in the RM of Springfield.

•   HudBay Minerals announced plans to expand significantly its operations in Snow Lake, having completed the refurbishment of the New Britannia mill to handle ore from its nearby Lalor mine.

•   Parrish & Heimbecker completed a $50 million, state-of-the-art grain handling facility just outside Dugald.

•   Canadian Premier Sands Inc. has plans to build North America’s first solar glass manufacturing facility in Selkirk.

•   Also in Selkirk, Charbone Corp. announced plans to build a green hydrogen fuel production facility.

These investments build on other major investments in recent years:

•   Bell MTS planned $400 million investment in fibre-optic infrastructure in Winnipeg.

•   Bell MTS upgrading and expansion of its wireless and television streaming services across Manitoba including remote northern regions and wireless coverage along Manitoba highways.

•   Merit Functional Foods $150 million, 94,000-sq.-ft. canola-based protein production centre.

•   HyLife broadening of the vertical integration of its hog processing capacity.

•   Simplot doubling of processing capacity for frozen french fries and farmed potatoes.

•   Roquette construction of the world’s largest pea processing facility.

•   McCain Foods upgrading of its potato processing plants in Carberry and Portage la Prairie.

•   Maple Leaf Foods capacity expansion.

•   Canada Goose Holdings new factory in Winnipeg.

•   Ubisoft opening a Winnipeg studio to work on AAA games.

•   Ongoing construction of a number of multi-use high-rise buildings in Winnipeg including the True North Square, 360 Main and Colony Square.

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Agriculture

The agriculture and food processing industries are important contributors to Manitoba’s economy and economic health, comprising 7.8 per cent of Manitoba’s GDP and 35,800 jobs in 2020 (5.6 per cent of all jobs in Manitoba). Food processing is the largest manufacturing component, accounting for 32 per cent of Manitoba’s manufacturing value in 2020 (over $5.9 billion, of which $3.3 billion was exported). Processing agricultural commodities grown in Manitoba not only creates new value, but also reduces risk for markets available to farmers when countries close or restrict market access for commodities and in turn, reduces business risk management costs for government.

Food Processing Sales in Manitoba 2016–2020

Millions of Dollars

Source: Manitoba Finance

New and ongoing investment in the agriculture and food processing industries are important to Manitoba to grow and retain economic activity and jobs and to adapt to changing technologies, market conditions, climate change, public expectations, and risks to competitiveness and profitability. New investment demonstrates confidence in the economy and the province is a good place to invest capital for the long term.

Manitoba farms had $48.7 billion invested in land, buildings and equipment in 2020, which is up 5.3 per cent from 2018. These investments are the foundation of successful farming and provide commodities for the food and agriproduct industry.

Manitoba’s food processing industry continued to see strong investment in animal and plant protein projects in 2021 that will support additional processing sales value in the future. Examples include:

•	the completion of Merit Functional Foods $150 million canola and pea processing plant (RM of Rosser)

•	Maple Leaf Foods investment of $182 million to expand its in-house pre-cooked bacon production (Winnipeg)

•	the completion of Roquette’s $600 million pea protein production plant (Portage la Prairie)

•	construction in progress on O Foods’ $94 million oat processing plant (RM of Rosser)

•	Avena Foods $3 million project over three years to increase pulse processing capacity (Portage la Prairie)

•	HyLife Foods Ltd.’s waste-water expansion to support increased pork processing (Neepawa)

•	equipment upgrades at Buffalo Creek Mills to support processing and increase export sales (Altona)

Smaller processors are also growing. For example, four provincial meat-processing facilities invested a combined $1.17 million to increase capacity.

Through Ag Action Manitoba in 2021, Manitoba and Canada provided over $6.2 million to support new and expanded investment in food processing. An additional $2.15 million was provided to support research and innovation for new opportunities, addressing industry challenges and practices to increase environmental sustainability, and to enhance resiliency of Manitoba’s agriculture and agri-food industry.

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Manitoba Agricultural Services Corporation is a Crown corporation established with the purpose of supporting and encouraging the sustainability, development and diversification of agriculture and the rural economy of Manitoba by providing insurance, lending, and other programs. To fulfil its mandate, several loan limits are adjusted to account for the changing economic environment in the agricultural sector.

Increases to loan limits represent an important tool to support Manitoba’s economic recovery because of COVID-19 and last year’s drought. The agricultural sector will play a major part in this recovery and ensuring that relevant capital is available is a key component. In addition, Manitoba’s beef herd has reduced because of the recent drought. Stocker Loans are an excellent way to assist in rebuilding herds. The Manitoba Livestock Associations Loan Guarantees Program encourages feeding cattle in Manitoba, which provides direct and indirect jobs and spinoffs for service sectors such as feed suppliers, auction markets, and transportation/equipment dealers.

Ag Action Manitoba (CAP) Expenditures Selected Priority Areas 2018-2021

Thousands of Dollars

Source: Manitoba Finance

Manitoba has seen significant investment and growth in both plant and animal protein processing, which is being supported through the Manitoba Protein Advantage (MPA). The MPA is a government and industry strategy

Manitoba has established itself as a North American leader in processing plant protein ingredients and is poised for additional growth.

to attract investment, create jobs and position Manitoba as a preferred choice for sustainably produced plant and animal protein. The plant protein industry is growing exponentially, with opportunities in meat and dairy substitutes as well as alternative proteins (e.g., insects). Manitoba has established itself as a North American leader in processing plant protein ingredients and is poised for additional growth.

Growing standards of living in many countries are driving increased demand for animal protein, with opportunities for additional sales in export markets. Manitoba’s animal protein producers and processors have opportunities to meet this new demand, building on existing production, quality and significant export expertise.

Opportunities are also available to meet the challenges of climate change, environmental sustainability and adding more value to co-products of processing. Examples include renewable fuels, plant-based plastics/packaging, and higher value uses for co-products of plant protein extraction. Development of these products will not only benefit processors, but also farmers as feedstock is needed for renewable fuels. Manitoba also has additional export sales potential, building on a strong pork industry, and plant protein ingredients and consumer products.

A number of factors, many of which are not directly controllable by producers, challenge the agriculture industry. Climate change is a prominent challenge facing farmers and the supply chain for processing. The impacts are not only variable weather, but increased pest and disease risk as temperatures rise and the variability of water available for irrigated crops (such as potatoes and vegetables) and livestock. Other challenges facing both

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the agriculture and processing industries include labour and skills shortages, trade barriers, new trade competitors, changing consumer preferences (such as reducing meat consumption) as well as water, wastewater and other infrastructure availability.

As the climate changes, the importance of industry, government and academia partnerships increases on research and innovation, risk management, adaptation strategies and surveillance to position industry best to compete. Budget 2022/23 continues Manitoba’s momentum to strengthen the competitiveness, sustainability and resiliency of agriculture and food processing industries in a number of ways:

Nearly $99 million in Manitoba’s share for business risk management programming. This is up from $85 million in 2021/2022 and includes provincial costs to support AgriInsurance, AgriStability, AgriInvest and Wildlife Damage Compensation. These programs are federal-provincial-territorial cost-shared programs that help farmers to manage risk in the production of food and feed. This funding helps manage large fluctuations in farm income due to weather (including drought), pests, prices and other challenges.

An additional $220,000 to support animal disease diagnostics, disease risk assessment and response.

$150,000 in continued support for initiatives to implement Project Aspire (Accelerating Sustainable Protein Impact Results), the MPA’s sustainable protein action plan. The outcomes will be greater industry, government and academic collaboration on actions to implement the strategy as well as increased investment and sustainability in the plant and animal protein industry in Manitoba.

The government realigned resources in 2021/22 to put more emphasis on climate-change modelling and adaptation. These resources and approach strengthen the modelling of climate impacts and action plans at the agriculture industry level, and supports extension of knowledge at the farm level. This approach will lead to stronger resilience in the agriculture and agri-food industry.

$70,000 to create the Livestock and Crop Communication Initiative to support best practices for sustainable crop and livestock production, wildlife conflicts and addressing the concerns of producers, the public and communities around the management of land, water and habitats.

A 14 per cent increase ($16,000) for the VetSTEP Program to increase grant assistance to veterinary clinics to attract more third-year veterinary students to gain experience in Manitoba and strengthen the connection to practice here after graduation.

Cross-Sector Support Programs

In addition to sector-focused initiatives, government continued to provide cross-sector supports in 2021 to encourage small and medium-sized enterprises to invest in development and commercialization of innovative new products and to attract capital investments.

The Innovation Growth Program provides support to local businesses that are pursuing innovation and new opportunities, building on Manitoba’s economic strengths. The program had three rounds of awards in 2021, approving total support of $575,000 to six companies. Since inception, the program has approved up to $2.4 million in support for 32 small and medium-size businesses, which are projected to create more than 900 jobs within five years.

The Manitoba Works Capital Incentive encourages businesses to invest and expand in the province by creating a competitive tax environment to help diversify Manitoba’s economy. The program approved six projects in 2021/22, supporting total projected private investment of $491 million.

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Throughout 2021, significant cross-sector support programs were implemented in response to the COVID-19 pandemic. Key cross-sector support programs introduced or extended in 2021/22 included the Manitoba Bridge Grant, the Manitoba Youth Jobs Program, the Urban and Hometown Green Team Program and the Manitoba Parks Green Team Program, the Manitoba Pandemic Sick Leave Program, the Healthy Hire Manitoba Program and the Sector Support Program.

Additionally, cross-sector programs launched under Manitoba’s $50 million Long-Term Recovery Fund included Retrain Manitoba and the Digital Manitoba Initiative.

Natural Resources and Northern Development

Northern Manitoba

The Look North strategy continues to be a key pillar of Manitoba’s Economic Growth Action Plan. As Look North is advanced, the Manitoba government will also continue to support collaborative approaches and partnerships that will increase Indigenous participation in all sectors of Manitoba’s economy, grow local companies and industries, create jobs, build the necessary skills and talent to attract investment, and increase economic competitiveness.

In March 2021, the Manitoba government allocated over $1 million to grants to support key economic development activities:

•	$675,000 was provided to advance commercial fishery certification and to increase market competitiveness for Manitoba’s commercial fisheries.

•	$200,000 was provided to improve the viability of Manitoba’s forest sector by encouraging enhanced Indigenous participation in the forest economy.

•	Grant funding of up to $150,000 was provided to OneNorth to develop its capacity to leverage assets and actively pursue economic development opportunities related to the Hudson’s Bay rail line.

Budget 2022 provides $900,000 to advance the development of a large area planning framework for northern Manitoba centered on community-based planning that guides environmental licensing and Crown land resource allocation for sustainable economic development. With these plans in place, Manitoba can more easily encourage investment in resource development that creates long-lasting jobs and economic opportunities for all Manitobans.

All four of these initiatives reflect important economic development opportunities for Indigenous and northern Manitobans, helping to position them to emerge from the COVID-19 pandemic in a position of strength.

In July 2021, the Manitoba government invested approximately $3 million in 11 organizations to support key services for Indigenous and northern people in Manitoba. Northern Manitoba organizations funded were Manitoba Keewatinowi Okimakanak and the Northern Association of Community Councils. Provincial organizations that were funded were the Manitoba Association of Friendship Centres, Assembly of Manitoba Chiefs, the Manitoba Metis Federation, the Eagle Urban Transition Centre, Manitoba Moon Voices and Indigenous Languages of Manitoba.

During 2021, government invested $5.1 million to improve infrastructure in several northern communities. This work included water treatment plants, community roads, administrative buildings, waste disposal sites and other projects that significantly impact the well-being of Manitobans living in these communities.

In addition to these projects, 2021 saw the completion of three major water treatment projects, for a total investment of $4.5 million, in northern Manitoba to ensure safe drinking water and improved wastewater management for hundreds of individuals and families living in remote northern Manitoba communities.

The COVID-19 pandemic has reinforced the importance of broadband connectivity and the need to ensure that Manitobans have access to critical and timely information and services no matter where they live, work or travel in

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Manitoba. In November 2021, the Manitoba government signed a contribution agreement with Xplornet Communications Inc. to provide broadband services to nearly 30 First Nations and approximately 350 rural and northern communities.

Mining

In June 2021, the Manitoba government invested an additional $1 million in the $20 million Manitoba Mineral Development Fund. Established in 2019, the fund plays a critical role in helping to grow and diversify the northern economy. The province has committed to an annual investment of up to six per cent of tax revenues collected from the Mining Tax Act. The additional funds from the mining tax revenue will allow the Manitoba Mineral Development Fund to continue to support northern and Indigenous communities and the mining industry.

In response to industry recommendations to eliminate red tape and to help grow this important sector, the Manitoba government announced in November 2021 that it would introduce multi-year permitting for mineral exploration projects. This will be a valuable benefit to companies pursuing multi-year exploration activities. Work permits for mineral exploration outside of parks will now be valid for up to three years with the option for an additional two-year extension.

Natural Resources and Northern Development is initiating the development of a new Manitoba Mineral Strategy to support and grow the mineral exploration and mining industry in Manitoba, including critical minerals, by encouraging investment, enhancing geoscience knowledge and land use management, and increasing Indigenous participation in all phases of mineral development; as key components of this strategy. Natural Resources and Norther Development will engage exploration and mining industry representatives, local, municipal and Indigenous leaders and communities in the development of this important strategy.

With respect to mineral production, two major corporate announcements were made in 2021:

•	In June, Vale announced that it would invest $150 million to extend current mining activities in Thompson by 10 years. The company noted that this was the largest single investment made in the Thompson operations in the past two decades. Beyond the investment in its operations, Vale also noted that it was undertaking aggressive exploration that could extend mining operations past 2040.

•	In October, HudBay Minerals announced plans to significantly expand its operations in Snow Lake with the opening of the New Britannia Mill. The New Britannia expansion will include the refurbishing of the gold plant and addition of a new copper flotation facility, ensuring increased production at the Snow Lake operations.

Several announcements were made in 2021 with respect to mine remediation and quarry rehabilitation:

•	The province committed $45 million to remediate the abandoned Ruttan Mine near Leaf Rapids.

•	The province awarded more than $5.5 million for 55 quarry rehabilitation projects under the Quarry Rehabilitation Program on Private Land and Municipal Land Program.

•	The province awarded a $22 million contract to oversee environmental monitoring at several orphaned and abandoned mines under the Orphaned and Abandoned Mine Site Rehabilitation Program.

Forestry

Forestry is a significant economic driver in Manitoba, most notably in the northwest and eastern regions. Manitoba’s forests provide an enormous opportunity for communities and industry stakeholders to explore the economic, social and environmental benefits of this vast resource.

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In 2021, there were significant corporate investments in the forestry sector. Market prices for OSB and softwood lumber remained high throughout 2021 and kraft paper prices have been rebounding.

The potential for new forest industry development in Manitoba is strong. Indigenous and northern communities are well positioned for growth in the forest sector. Factors driving a renewed interest in forestry investment include industry innovation, Indigenous partnerships, high commodity prices and the lack of available wood supply in other jurisdictions. Indigenous participation in the forestry sector is essential to ensure everyone benefits from Manitoba’s resources.

In October 2021, Manitoba issued a second two-year option licence to a partnership of four First Nations to explore forest development opportunities on the east side of Lake Winnipeg. In the north, a partnership between industry and seven Nekote First Nations – Nisokapawino Forest Management Corporation – has seen positive results from collaborative resource management planning initiatives.

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Investing in Our Communities

Advancing Truth and Reconciliation

The path of truth and reconciliation is the most important journey that must be taken as a province, and as a country, to respond to the injustices of the past.

Manitoba is situated on the traditional lands and territories of the Anishinaabeg, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk Nations, ancestral lands of Inuit and the homeland of the Red River Métis. As a province, Manitoba continues to benefit from the treaties and relationships with Indigenous peoples, both historical and current.

Indigenous peoples and nations have been subjected to great harm since European contact, resulting in the erosion of culture, language and ways of life. Disparities in socio-economic status, health outcomes and disproportionately high levels of poverty, incarceration and children in care between Indigenous peoples in Manitoba and non-Indigenous Manitobans demonstrate the need for a sustained whole-of-government response. As a province, Manitoba must work to address these wounds and move together down the path of reconciliation.

Manitoba is situated on the traditional lands and territories of the Anishinaabeg, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk Nations, ancestral lands of Inuit and the homeland of the Red River Métis.

In March 2016, the Manitoba government passed the Path to Reconciliation Act, with unanimous support of the Manitoba legislature. The act sets out the government’s commitment to advancing reconciliation, guided by the Calls to Action of the Truth and Reconciliation Commission of Canada and the principles set out in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In 2021, Manitoba introduced amendments to the Path to Reconciliation Act that established the National Inquiry into Missing and Murdered Indigenous Women and Girls Calls for Justice as another guiding component of Manitoba’s efforts to advance reconciliation.

COVID-19

Manitoba remains committed to working with provincial and federal partners, Indigenous and northern leadership, partners and stakeholders to continue a timely and consistent response to COVID-19.

The fight against COVID-19 in Indigenous communities continued to evolve as more was learned about the virus and variants as they emerge. Working in co-operation with the First Nations Pandemic Response Coordination Team, First Nation Vaccine Task Force, Urban Indigenous Vaccine Steering Committee, Manitoba Metis Federation and other partners, a variety of measures have been implemented to reduce case numbers, get people vaccinated and keep communities safe. All 63 First Nation communities and all

48 Northern Affairs communities have received allocations of the Moderna/Spikevax™ and Pfizer/Comirnaty™ vaccine for administration to all eligible residents.

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Looking forward, the Manitoba Skills, Talent and Knowledge Strategy, a roadmap was launched for the Manitoba government, industry, community, educational institutions and Indigenous organizations to work together to accelerate recovery, advance Manitoba’s economy, and promote positive outcomes for individuals and businesses in the aftermath of COVID-19.

Residential Schools

In May 2021, the heartbreaking tragedy and tragic legacy of residential schools was reawakened across the country with the identification of 215 potential unmarked graves at the former Kamloops Indian Residential School. Canadians were forced to reflect on the fact that children died at these schools and were buried nearby without their families knowing where they were. Indigenous communities are now carrying out the sobering task of identifying potential unmarked graves at former residential school sites across Canada. The numbers being identified are increasing beyond the original estimates of 6,000 children as reported by the Truth and Reconciliation Commission. These sombre events provide a reminder of the tremendous work that lies ahead to address the legacy of residential schools.

On June 21, 2021, Manitoba committed $2.5 million to begin the work to find and commemorate children who died attending residential schools. Allocations are being determined through engagements with Indigenous nations, leadership, residential school survivors, Elders and Knowledge Keepers to understand the best use of this

On June 21, 2021, Manitoba committed $2.5 million to begin work to find and commemorate children who died attending residential schools.

funding. Manitoba has been providing technical expertise to those communities who are engaged in active searches upon invitation.

The First Nations, Inuit and Red River Métis Council, comprised of members of key Indigenous governments and community organizations, the National Centre for Truth and Reconciliation, and representatives from the City of Winnipeg and Manitoba and Canadian governments was formed to share information, provide guidance and advice and to develop principles, best practices and resources to support and enhance ongoing Indigenous-led search efforts for children who died attending residential schools.

Missing and Murdered Indigenous Women and Girls and 2SLGBTQQIA+ People

Missing and Murdered Indigenous Women and Girls and 2SLGBTQQIA+ people is a national tragedy that continues to impact Indigenous communities throughout the country including Manitoba. More than 1,200 Indigenous women and girls in Canada have gone missing or been murdered since the 1980s and for decades, families and loved ones have grieved and called for greater recognition of the crisis of violence against Indigenous women and girls and 2SLGBTQQIA+ people.

In 2017, the Manitoba government passed Bill 221, which proclaims October 4 of each year as Missing and Murdered Indigenous Women and Girls Awareness Day.

A broad engagement process involving over 40 community-based organizations is ongoing to inform Manitoba’s response to the National Inquiry into Missing and Murdered Indigenous Women and Girls. Engagement with families and survivors is being led by Indigenous organizations with funding support from the Manitoba government. Engagement is essential to ensuring an aligned and effective path forward and is intended to capitalize on Manitoba’s strong, dedicated and vibrant networks that continue to work to put an end to violence against Indigenous women and girls.

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Manitoba was an active participant in the development of the federal government’s National Action Plan. The Manitoba government is working to develop a concrete and effective response to the National Inquiry that builds on work that is underway at the community level and aligns with the main pillars of Manitoba’s Framework: Addressing Gender-Based Violence. The government recognizes that this response is a starting point from which the ongoing work will evolve and grow over time.

In the meantime, Manitoba is pursuing a wide variety of more immediate activities that align with the Calls for Justice, and support efforts to end violence against Indigenous women and girls. In 2021, Manitoba provided over $50,000 in partnership with community organizations to honour and acknowledge missing and murdered Indigenous women and girls. Several events and initiatives occurred to honour missing and murdered Indigenous women and girls and 2SLGBTQQIA+ people including the Wahbung Abinoonjiiag Soles on Fire Walk/Run and the unveiling of Sacred Spirits of Turtle Island, a permanent outdoor art installation at the Gaynor Family Regional Library in Selkirk. A website has been built dedicated to the issue of missing and murdered Indigenous women and girls and 2SLGBTQQIA+ people to ensure Manitobans can stay up to date, share resources and further educate themselves on the matter.

Child Welfare

The federal Act Respecting First Nations, Inuit and Métis children youth and families (S.C. 2019, c.24), provides a framework for Indigenous governing bodies, communities or peoples to exercise their jurisdiction over child and family services (CFS) for Indigenous children and families, in alignment with national standards for provision of care. The federal Act enables Indigenous-governing bodies to pass laws related to the provision of CFS on and off reserve.

Manitoba is working with various partners to ensure that the federal Act is implemented in a way that prioritizes child safety. The safety and well-being of Manitoba

The safety and well-being of Manitoba children, youth and families and building a foundation for success is a priority for this government.

children, youth and families and building a foundation for success is a priority for this government.

Manitoba supports Indigenous peoples’ right to self-governance and recognizes that this is an important aspect of reconciliation. The government is working with Indigenous leadership to assist in the effective transition to full Indigenous jurisdiction over Indigenous CFS. In response to Call to Action #5 regarding culturally appropriate parenting resources for Indigenous families, Manitoba provided more than $1.2 million in partnership with Mount Carmel Clinic and Granny’s House to provide culturally appropriate services and work to keep families together.

Over the past year, Manitoba has implemented many initiatives, partnered on numerous community programs and projects, and taken many steps to advance truth and reconciliation, guided by the Calls to Action, the principles of UNDRIP and the National Inquiry’s Calls for Justice. A collection of these initiatives addressing specific matters are outlined below. For further information about Manitoba’s progress and work to advance truth and reconciliation, read The Path to Reconciliation Act Annual Progress Report, available on Manitoba Indigenous Reconciliation and Northern Relations’ website.

Truth and Reconciliation in the Educational System

In keeping with the Manitoba government’s commitment to truth and reconciliation, we acknowledge the important role that education and schools play to ensure Manitobans collectively take time to think about, learn about, honour,

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and remember those who attended residential and day schools and those who did not come home. Mamàhtawisiwin – The Wonder We Are Born With is a new policy framework for Indigenous education that outlines guiding principles and actions for achieving the intended learning outcomes for First Nations, Métis and Inuit students and for all students in Manitoba.

Building upon the pilots launched in 2021/22, Manitoba is investing $1.6 million in the Elders and Knowledge Keepers in Schools Initiative to engage over 40 Elders and Knowledge Keepers in sharing histories, languages and cultures, traditional values, contemporary lifestyles and traditional knowledge in the provincial curricula. In addition, additional investments towards professional development for teachers and school staff will further treaty education and anti-colonization/anti-racism, mental health, and inclusive mindsets and practices about Indigenous ways of knowing, being and doing.

National Day for Truth and Reconciliation

September 30 is the National Day for Truth and Reconciliation. In 2021, the Manitoba government marked the inaugural national day in several ways. The Manitoba public service recognized the federal statutory holiday through the closure of non-essential government services and offices for the day. This provided public servants the opportunity to recognize the history and impacts of residential schools. The flags were lowered to half-mast on all provincial government buildings and the Manitoba Legislative Building was lit in orange.

Manitoba provided $200,000 in partnership with seven Indian Residential School Healing Centres to provide culturally appropriate healing and wellness supports to survivors of residential schools, families and communities.

Manitoba also worked in collaboration with the National Centre for Truth and Reconciliation and the Manitoba Museum to hold events for Manitobans and Canadians to learn and reflect on the history and legacy of residential schools, honour the survivors, remember those who did not come home and spread the message that every child matters. Over $125,000 was dedicated to these events and initiatives.

Call to Action #57

Call to Action #57 calls on all levels of government to provide training and educational opportunities for public servants to enhance their learning on topics related to Indigenous history, rights, and reconciliation. The Manitoba government is dedicated to advancing reconciliation, and empowering its vibrant public service to find new and innovative ways through which truth and reconciliation can be pursued.

In addition to a number of ongoing learning opportunities, in October 2021, Manitoba introduced a conversation series among public servants to discuss experiences and understandings of reconciliation, and opportunities to advance truth and reconciliation throughout government. This series was facilitated by Clear Direction, an Indigenous consultation and facilitation group dedicated to helping instill the Principles of Reconciliation into everyday practices.

Manitoba provided $25,000 in financial support to Circles for Reconciliation, a group that aims to create trusting and meaningful relationships between Indigenous and non-Indigenous peoples. Through the initiative, the group facilitates ‘circles’ for public- and private-sector organizations and groups, on various themes such as the meaning of land for Indigenous people, residential schools, intergenerational trauma, the pass system and the ‘60s Scoop.

Treaty Relationship

2021 marked the 150th anniversaries of Treaties 1 and 2, the first of the numbered treaties to be signed in Canada. To mark this important occasion in Manitoba’s shared history, the treaty flags were raised in Memorial Park and ceremonies were held. This anniversary provided a welcome opportunity to reflect and celebrate the treaty relationship with First Nations, and recommit to being good treaty partners.

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On November 29, 2021, the first, historic reading of a land acknowledgment occurred to commence house proceedings in the Manitoba legislature. The land acknowledgement was developed in collaboration with Indigenous leadership, and was unanimously agreed to by all three political parties. Manitoba is taking the necessary steps to codify formally the land acknowledgement into the opening process.

Treaty Land Entitlement (TLE) continues to be a priority for Manitoba and one of the most important ways through which reconciliation is pursued. There are nine TLE agreements in Manitoba covering 29 Entitlement First Nations for a total of approximately 1.423 million acres of Crown land and acquisition land. Manitoba Indigenous Reconciliation and Northern Relations has allocated $500,000 as part of a renewed approach to advancing TLE.

Four new urban economic development zones have been created with Waywayseecappo First Nation, Gambler First Nation, Sapotaweyak Cree Nation, and Peguis First Nation. Additionally, the seven First Nations of Treaty 1 are in the midst of the urban reserve creation process at Naawi- Oodena, the former site of the Kapyong Barracks in Winnipeg. Manitoba eagerly anticipates Naawi-Oodena as a unique opportunity to advance economic reconciliation with First Nations and economic opportunities for all Manitobans.

The Indigenous Reconciliation Initiatives Fund

As part of a continued commitment to a sustained whole-of-government approach to advancing reconciliation with Indigenous peoples and communities in Manitoba, the Manitoba government has established a new Indigenous Reconciliation Initiatives Fund to support Indigenous-focused initiatives in 2022/23.

Reconciliation is crucial to advancing progress on economic growth and the collective and personal equalities related to socio-economic well-being and health outcomes for Indigenous peoples and all Manitobans.

Starting next fiscal year, a $5 million allocation will be made to advance progress on reconciliation achieved through relationship building activities as guided by the principles of respect, engagement, understanding and action in Manitoba’s Path to Reconciliation Act. The activities include but are not limited to:

•	enhancing partnerships with Indigenous communities across sectors like health, education, business and industry

•	maintaining and strengthening connections with Indigenous cultures, languages and ways of life.

•	building supportive and safe community networks that promote diversity and inclusion

•	addressing the harms left by the tragic legacy of residential schools

•	decreasing knowledge gaps on the past and present experiences of Indigenous peoples in Manitoba

•	actions that respond to and go beyond the Calls to Action of the Truth and Reconciliation Commission of Canada, the principles set out in the United Nations Declaration of the Rights of Indigenous Peoples, and the Calls for Justice of the National Inquiry into Missing and Murdered Indigenous Women and Girls

This funding may apply to other strategic purposes for Indigenous groups, communities and governing bodies to advancing meaningful dialogue and negotiation with the federal government and other levels of government including municipalities to address historic injustices faced by Indigenous peoples.

Manitoba Indigenous Reconciliation and Northern Relations will administer and oversee these resources that will be made accessible to all government departments to support related initiatives that advance progress on reconciliation.

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Investing in Our Communities

Improving Education

Manitoba is committed to strengthening

and improving public education.

Early Learning and Child Care

Manitoba continues with significant investments to modernize early learning and child care, building a stronger and more responsive system to ensure high-quality, affordable and accessible services for all families and to advance Manitoba’s economic growth by supporting parents to participate in the workforce.

As part of these modernization efforts, Canada and Manitoba finalized the Canada-Wide Early Learning and Child Care Agreement in December 2021 with $267 million available in 2022/23. One of the first key joint initiatives to be implemented is an increase to income thresholds to help grow the number of Manitoba families that are eligible for a child care subsidy. The expansion of eligibility for child care subsidy will result in an increase of approximately 28,600 children to receive financial assistance to access early learning and child care services. While federal funding supports children from newborns to age 6, provincial funding of approximately $18.2 million will support the growing number of eligible children aged seven to 12 to access a child care subsidy for after-school child care programs.

In 2022/23 the province will invest an additional $2.2 million in: annualized funding of spaces opened in 2021/22; new start-up grants and operating grant funding for 652 new licensed spaces from capital projects, which are targeted to open in 2022/23 for a total of over 3,200 new spaces receiving funding annually since 2016/17; and, $95,000 in operating support for 50 new home-based licensed child care spaces. To date, 275 home-based spaces will have been opened over five years.

The expansion of eligibility for child care subsidy will result in an increase of approximately 28,600 children to receive financial assistance to access early learning and child care services.

Under the Canada-Wide Early Learning and Child Care agreement, Budget 2022/23 includes a $20 million investment to support operating funding increased salaries to retain and attract early learning child care staff.

The province previously invested $18 million for various programs expanding home and community-based child care. In 2022/23, more than $1 million from this grant, administered by the Winnipeg Chamber of Commerce, will be redirected toward a new pilot supporting newcomers in accessing employment or employment training programs by providing them with dedicated child care spaces.

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Kindergarten to Grade 12 Education

Extensive engagements have taken place since the March 2021 release of the 75 recommendations from the Commission on Kindergarten to Grade 12 Education report, Our Children’s Success: Manitoba’s Future. These consultations have resulted in the decision not to proceed with Bill 64, which proposed significant changes to the school trustee model and reaffirmed many shared priorities and opportunities for continuous improvement, both of which require a focus on existing strengths and working together as a system.

Manitoba’s kindergarten to Grade 12 education roadmap will guide the path forward, along with a new Manitoba Inter-Sectoral Education Council, to inform provincial, local and school-level planning. The Council will provide strategic leadership and oversight to the development and implementation of a comprehensive Provincial Education Action Plan in alignment with the vision, mission, guiding principles and pillars for student success set out in the roadmap.

The Manitoba government does know that education programming, services and supports can vary depending on where students live. In response to the Commission on Kindergarten to Grade 12 Education, consultations are underway to develop a new equitable funding model. The goal is to have the initial components of the new formula in place for September 2023 including an updated special needs funding model.

While the government looks forward to advancing its work toward equitable outcomes for all students, it remains focused on keeping schools safe and open for continued in-person learning as part of the COVID-19 response. In 2021/22, Manitoba made available $63 million in the Safe Schools Fund to ensure continued learning for students and worked closely with public health officials and the kindergarten to Grade 12 education system to implement preventive measures and contingency plans to keep students and staff safe. The funding includes close to $52 million to address the impacts on learning and well-being and putting health and safety measures

In 2022/23, the province will launch work to solidify the future of remote learning across the province.

in place, including: ventilation improvements, $6 million for masks and personal protective equipment, and $5 million to improve access to remote learning. Although the government knows that students learn best in classrooms and commits to the priority of in-person learning, virtual learning offers increased access for many students.

In 2022/23, the province will launch work to solidify the future of remote learning across the province.

Student Engagement and Well-being

Keeping students and parents engaged is critical to moving forward. A new Student Advisory Council will inform this path forward, along with the following:

Identifying actionable strategies to address the impact of poverty at the school level through the Task Force on Poverty and Education and associated Poverty Reduction Committee of Cabinet. Work is underway to examine school-based nutrition and barriers to participation in learning.

Implementing an action plan toward improving student attendance and presence will also be launched in 2022/23.

Identifying strategies to ensure timely access to assessment, learning supports and clinical services for students with special needs.

Investing an additional $550,000 with the Canadian Mental Health Association (CMHA) to provide a continuum of mental-health supports for students, teachers and other staff.

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Under the Protocol for Agreements for Minority Language Education and Second Language Instruction with Canada, $3.9 million will advance the opportunity for English and French minorities to be educated in their own language and to experience cultural enrichment associated with that community.

Funding for Schools

Over $3 billion is spent on kindergarten to Grade 12 education. In 2020, the Manitoba government established a $1.6-billion guarantee for education funding over four years including investments in operating and capital funding.

In 2022/23, Manitoba is increasing operating funding to schools by $125.4 million. This includes an investment of an additional $24.9 million through the Funding of Schools Program, $23.5 million in the Property Tax Offset Grant and $77 million for other cost pressures faced by school divisions and schools including incremental wage costs and COVID-19 related expenditures. The government will continue to assess needs related to the pandemic response and will provide additional safe schools funding as needed.

Budget 2022 means that $512.2 million has been invested toward this funding guarantee. This includes $307.9 million in capital allocated toward building two more schools under the commitment to build 20 new schools, along with renovation and addition projects in existing schools.

By the end of 2022/23, 10 of the 20 new schools will be open or under construction. Others are in the purchase and design processes.

The Manitoba government has put in place a funding model review team to guide the development of a new education funding model and has begun consultations with school divisions and key education stakeholder organizations. The funding model will establish a better process for education funding, one that supports long-term planning and gives schools and regional leaders the flexibility they need to address local needs. Building on the findings of the Commission on Kindergarten to Grade 12 Education, these consultations will ensure input from stakeholders on what they need to address differences in programming and ensure equity in funding across the province, particularly in rural, remote and northern communities.

By the end of 2022/23, 10 of the 20 new schools will be open or under construction. Others are in the purchase and design processes.

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Investing in Our Communities

Social Services and Families

The Manitoba government is committed to protecting and promoting the well-being of all Manitobans, especially the families and individuals who are most in need of support.

Provincial Homelessness Strategy

Preliminary evidence from 2021 indicates that while the total number of people experiencing or at risk of homelessness has remained stable, there are significantly more people now categorized as unsheltered. People experiencing homelessness are disproportionately Indigenous, and at least 50 per cent identify as having previously been involved with the Child and Family Services system.

In 2022/23, the Department of Families will be undertaking activities to support the new provincial homelessness strategy. Consultations to inform the development of the strategy were undertaken in January and February 2022, and the strategy is expected to be released in the spring of 2022.

The strategy includes an emphasis on homelessness prevention and Indigenous-led responses, increasing the availability of housing with supports, modernizing the government’s emergency response, developing seamless service delivery systems, and understanding the different nature of homelessness in rural and northern Manitoba. The strategy is underpinned by a commitment to a whole-of-government approach, aims to end homelessness, is informed by Indigenous and community perspectives, and incorporates the lessons learned from the COVID-19 pandemic.

Please refer to Poverty Reduction Strategy budget paper for further information on other programs and initiatives the government is implementing to address homelessness in Manitoba.

Community Living disABILITY Services and Children’s disABILITY Services

Throughout the pandemic, the adult disability services sector demonstrated exceptional strength and resiliency to ensure that vulnerable adults continued to receive services in the community. The challenges of this past year also highlighted opportunities where the government can continue to work with service delivery partners to strengthen the Community Living disABILITY Services (CLDS) program and innovate for the future.

Building upon recent investments of $1.1 million toward the Innovation and Transformation Fund and the Quality Assurance Pilot Project, CLDS will continue to work with the disability services sector to support agency capacity and sustainability, as well as work toward improved outcomes for Manitobans supported by the program.

In addition to increasing CLDS’ operating budget by $13.8 million to support new entrants into the program, Budget 2022/23 will allocate an additional $10 million toward supporting front-line wages in the sector, further strengthening the direct service workforce and ensuring that

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program participants receive quality services from service delivery partners.

To ensure the long-term stability of the workforce, the Department of Families will work in consultation with the sector toward developing a comprehensive labour and training strategy.

The province previously announced that 133 individuals who reside at the Manitoba Developmental Centre will transition to community living by March 31, 2024. To ensure that each individual’s specific needs are met, the Department of Families continues to work with service delivery partners to develop appropriate community-based residential services and resources. Additionally, the construction of of two purpose-built homes for residents with complex support needs is scheduled to begin in 2022/23.

The Manitoba government remains committed to improving the outcomes of children with disabilities in Manitoba. Over 6,000 children and their families access the Children’s disABILITY Services program and it is anticipated the demand for supports will continue to grow. Over the past five years, caseloads have increased 19.8 per cent from 2015/16 to 2020/21, outpacing a growth rate of 11.4 per cent over the five years prior.

As demand for services continues to grow, Budget 2022 provides an additional $5 million toward Children’s disABILITY Services. This funding is to reduce wait times and build additional capacity for improved case management and therapeutic services.

To ensure that both the Community Living disABILITY Services and Children’s disABILITY Services programs can continue to remain sustainable and address the needs of Manitobans for years to come, the Department of Families will continue identifying opportunities for innovative service delivery and ensure the right level of services are provided at the right time.

Employment and Income Assistance Transformation

Over the past year, the Department of Families has undertaken significant work to transform Employment and Income Assistance (EIA). The program is being transformed from fostering dependence to creating meaningful bridges to employment for Manitobans while having support for people with severe and prolonged disabilities. The department has launched new programming and tools to improve client engagement efforts including:

•	establishing service delivery standards in the EIA Case Management Framework

•	improving utilization and management of client data to improve service

•	developing the EIA Agency Awareness Tool, which is a repository of available community resources and funded agencies that EIA staff can refer to supportively plan with clients

In 2021/22, the Manitoba government partnered with Opportunities for Employment to provide three new programs to support EIA Transformation:

•	The Single Parent Employment Program, which provides employment supports and child care services to single parents with young children.

•	The Community Home Support Program, expanded to support single parents, which provides pre-employment training and community-based work during flexible hours.

The program is being transformed from fostering dependence to creating meaningful bridges to employment for Manitobans while having support for people with severe and prolonged disabilities.

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•	The Supported Employment Program, which provides pre-employment and employment supports to clients with multiple barriers, adopting a supported employment model.

In 2022/23, EIA Transformation will focus on diversion programming, by providing rapid response programming to clients applying for supports, employment and training programs for Indigenous youth, and enhanced employment programming in rural and northern regions of the provinces.

New Income Support Program for People with Severe and Prolonged Disabilities

In October 2021, the Disability Support Act and related amendments to the Manitoba Assistance Act received royal assent. The new legislation established a framework for the new income support program for people with severe and prolonged disabilities. The new program is separate and distinct from existing programs and benefits offered by the Department of Families including EIA.

The development of the new program has consisted of extensive consultations with jurisdictions across Canada, within the government of Manitoba, as well as community partners across Manitoba. More details on the new program will be available throughout 2022/23.

Family Violence Prevention Program Funding Model

The Family Violence Prevention Program (FVPP) supports the operation of 10 family violence shelters across the province. In the November 2021 speech from the throne, Manitoba committed to expanding funding for family violence shelters and other key supports. During 2021, FVPP developed an improved funding model for the family violence shelter sector to meet this commitment. The proposed $5.1 million increase, over three years, will work to build capacity across the sector to ensure that Manitobans experiencing family violence receive effective and timely support across the province.

Budget 2022/23 will allow family violence shelters to provide increased salaries for all staff, robust crisis line funding, and an increased number of staff on shift to ensure both the safety of staff and clientele at all times.

Supporting Skilled Trades for Women

Manitoba Status of Women has invested $1.1 million in training initiatives for women in under-represented areas. A key principle in these programs is the importance of representation, mentorship and community-based training, ensuring a greater likelihood of success for students. These programs, connected with employers and industry representatives are delivering strong outcomes.

An initiative with the Manitoba Construction Sector Council that provides community-based training and mentorship supports for Indigenous women launched in spring 2021. Skilled trades training in the areas of framer and blaster driller have been completed in Pinaymootang and Pimichikamak respectively. Black Hole Driller training began in War Lake/York Landing in February 2022, Water and Waste Water Wystem Installer training is set to begin in early 2022 in Dakota Tipi when COVID-19 permits. In the first two cohorts, 21 women graduated and are fully employed in their communities, noting they would not have pursued this activity if it were not delivered in their home community. Based on the success of these initial cohorts, additional sessions will be offered in Pinaymootang and Pimichikamak, bringing the total training investment in these communities to $819,000.

Manitoba Status of Women also recently made an agreement valued at $285,000 with Manitoba Aerospace

Manitoba Status of Women has invested $1.1 million in training initiatives for women in under-represented areas.

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to provide skills training to up to 15 women in gas turbine repair in partnership with StandardAero. The program will include regular classroom instruction, work-integrated learning on site at StandardAero and a job coach to support the women throughout the program and their transition into the workplace. Upon successful training completion, StandardAero will offer permanent, full-time employment to all trainees.

Child and Youth Services

Community Care providers provide residential care to many high and complex needs children and youth in care of child and family services agencies. COVID-19 has exacerbated longstanding recruitment and retention challenges for Community Care Provider organizations. To address these challenges, the province of Manitoba is committed to increase funding by $4.91 million annually for salaries and benefits of frontline staff. This funding will provide flexibility to Community Care Providers to determine how best to respond to critical staffing pressures. This funding will also help ensure continued quality of care needed to support positive outcome achievement for vulnerable children and youth.

Housing

Manitoba Housing has been actively working with all levels of government to address the impacts of COVID-19 on vulnerable populations, including those experiencing homelessness. A $5.6 million Manitoba Rent Relief Fund was launched in June 2021, in partnership with the Manitoba Non-Profit Housing Association (MNPHA), to provide support for low to moderate income Manitobans to help secure, maintain or stabilize housing. Manitoba also provided $2.56 million to MNPHA for projects in Winnipeg over the next two years to transition persons experiencing homelessness into stable housing environments.

In 2022/23, Manitoba Housing will prioritize National Housing Strategy funding to help the most vulnerable households access housing and achieve stable tenancies. Specialized housing and supports will target those at risk of or experiencing homelessness, youth aging out of care, Indigenous Manitobans, women and children fleeing violence, and other vulnerable groups as they transition through life circumstances.

COVID-19 Response

The government has worked to provide support for families and workers affected by the pandemic including:

•	ensuring critical services workers and their children can access child care

•	continuing to provide licensed child care centres with their full operating grants and subsidies, providing funding to offset the loss of parent fees due to closures or reductions in service (over $2 million in 2021/22), and waiving the subsidy program’s allowable absent days for COVID-19 related issues

•	extending and expanding eligibility for the $1.6 million Pandemic Staffing Support Benefit to help address urgent staffing needs of service providers to the disabled, child care centres, child welfare and emergency shelters

•	since the beginning of the pandemic, providing $8.4 million in personal protective equipment for its sectors including masks, gowns, eye protection, gloves and hand sanitizer

•	supplying rapid antigen test kits for service providers, front-line government staff and vulnerable populations

•	supporting Community Living disABILITY Services and Child and Family Services providers with nursing consultation to manage suspected and confirmed cases of COVID-19 in their facilities

•	providing regular updated guidance to service providers in line with public health orders

•	facilitating access to vaccination for vulnerable groups including Children’s disABILITY Services, Community Living disABILITY Services participants and Employment and Assistance clients

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•	investing in the Home Nutrition and Learning Program to provide consistent, quality meals to children who are at risk of food insecurity because of the COVID-19 pandemic

•	supporting the homelessness sector with over $8 million to support isolation units, additional shelter capacity, rental units and case management for homeless youth, and emergency meals

•	Youth transitioning out of care are among those who are most negatively impacted by the COVID-19 pandemic. The Province of Manitoba is committed to grant funding of up to 1.5 million on a one time basis to extend existing supports to young adults who would otherwise be ineligible for ongoing supports from Child and Family Services (CFS) agencies, until March 31, 2023. This includes young adults who were non-permanent wards and those Agreement with Young Adult participants aging out at 21, to help ensure a successful transition to adulthood during this unprecedented time. With this funding, these youth are able to continue receiving supports such as financial assistance, housing, and mental health services.

Manitoba’s Poverty Reduction Strategy

Please see the Budget 2022 paper Manitoba’s Poverty Reduction Strategy for additional information on the government’s work to address important issues in the areas of employment, early learning and child care, income assistance, mental health, community-based projects, and social innovation.

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Investing in Our Communities

Building Municipal Partnerships

The Manitoba government recognizes that in today’s interconnected world, it needs to work with its municipal partners to ensure strong and healthy communities. Large-scale and complex challenges facing cities, towns and rural areas require many levels and forms of collaboration that result in creative solutions.

Municipal partnerships leverage collective action, broaden resources and investments available for achieving common goals, result in new ideas and innovative solutions, improve decision-making and information sharing, and increase collaboration when diverging interests are involved. Ultimately, they result in better outcomes for Manitobans – outcomes that could not have been achieved if the provincial government or municipalities acted alone.

Government continues to establish collaborative processes with municipalities to strengthen provincial-municipal growth and partnership opportunities. These opportunities include:

•	Broadening and maximizing investments to modernize and expand water and waste-water systems across Manitoba in order to grow regions and communities while protecting water quality and the health of Lake Winnipeg. This includes specific investments to upgrade the City of Winnipeg’s North End Water Pollution Control Centre.

•	Continuing to prioritize investments in other green growth and infrastructure. The Manitoba government has committed to invest in 8 municipal green infrastructure projects under the Investing in Canada Infrastructure Program. This includes funding support for water pollution control facility upgrades in Portage la Prairie, and a regional waste-water project in the Morden/Stanley/Winkler region. Manitoba is also working with the City of Winnipeg for new zero-emission electric bus infrastructure.

•	Supporting economic growth for municipalities through streamlined and more certain planning and permitting processes and supporting municipal collaboration within the capital planning region.

•	Assisting municipalities to mitigate against future flood and drought events related to climate change through initiatives such as the Mitigation and Preparedness Program.

•	Collectively supporting pandemic response and related recovery.

Budget 2022 doubles funding support to the Building Sustainable Communities Program for a total commitment of up to $25 million to support community projects across Manitoba. This investment will support projects in partnership with municipalities and not for profit organizations to build thriving and sustainable communities. This funding responds to the high program demand and supports community and regional initiatives, including capital infrastructure projects that enhance existing public facilities and spaces. It also leverages funds from public, private, nonprofit and philanthropic sources; stimulates local economic activity in urban and rural communities; and supports COVID-19 recovery efforts.

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Over the past year, the Manitoba government established individual working group tables on collaboration with the City of Winnipeg, the Association of Manitoba Municipalities (AMM), the Association of Manitoba Bilingual Municipalities (AMBM) and the Manitoba Municipal Administrators’ Association to further outcomes on these opportunities. These partnerships have resulted in:

•	Direct input into ongoing municipal operating and infrastructure funding needs. This includes advice on the development and administration of several municipal funding support programs including the operating and capital baskets, the Municipal Service Delivery Improvement Program, the Mitigation and Preparedness Program, and the Building Sustainable Communities Program.

•	Enhanced discussions with the City of Winnipeg to improve practices in areas of mutual interest including permit processes and red tape reduction, municipal funding and fiscal transparency, and property assessment services.

•	Continued annual provincial support for the Canada- Manitoba Agreement on French Language Services, in partnership with the AMBM.

•	The proclamation of the first-ever Municipal Government Awareness Week in recognition of municipalities’ exceptional dedication to service Manitobans.

The government also leveraged municipal partnerships to support the diverse needs of municipalities as they dealt with the COVID-19 pandemic. This includes the Municipal Enforcement Support Program, facilitating the distribution of COVID-19 public health information and reducing costs through common procurement of protective equipment to municipalities. Regular calls with municipal administrators were established to manage the pandemic’s impacts on municipal operations. Based on the positive feedback on the value of these calls, work is now underway to transition from a pandemic-focused form of engagement to customer-focused engagement with municipal administrators to share good practices on a broader range of issues that ultimately reduce costs and improve services on the front-line in communities.

Budget 2022 maintains the government’s commitment to preserve annual municipal operating and infrastructure funding support at $313 million for the duration of its current mandate. This commitment ensures that municipalities have long-term, stable and predictable funding over a longer planning and priority-setting horizon. It also ensures that Manitoba continues to make significant outcomes in the areas of water quality, recreation, public safety and other green infrastructure initiatives. The partnerships the government has fostered with municipalities will help identify how current and future year funding support to municipalities can be used to meet mutually identified provincial-municipal priorities, leverage federal funding toward these initiatives, and set a multi-year plan for municipal investments.

Budget 2022 includes a 26.4 per cent increase in the annual Manitoba Water Services Board budget to $20 million from $15.8 million to support municipal water and sewer projects, and continued funding support for federal-provincial programs, notably the Investing in Canada Infrastructure Program.

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Investing in Our Communities

Investing in Sports, Culture and Heritage

The sport, culture and heritage sectors continue to endure among the biggest impacts from COVID-19, given the restrictions on public gatherings and travel.

Manitoba and other levels of government have provided supports in these sectors throughout the pandemic, contributing to organizational stability and resilience that will facilitate a safe restoring of services. The Manitoba government will continue to engage with the many stakeholders to ensure that investments promote a successful recovery and the 2019 Our Way Forward: Manitoba’s Culture Policy and Action Plan will help guide this effort.

Manitoba’s Film and Video Production Sector

The film and video production industry continues to be a key economic driver and vital contributor to the province’s creative community, projecting a total production volume of nearly $300 million in 2021/22. Government’s continued investment in this sector has ensured that Manitoba production companies, the companies that service the industry and the over 2,500 professionals involved in the industry, have continued to work throughout the pandemic.

Budget 2022 preserves Manitoba’s investments in the film and video production sector facilitating its continued contribution to jobs, economic growth and a strong creative sector. These investments include making the Film and Video Tax Credit program permanent in 2019, enhancing the Cost-of-Production Tax Credit with an eight per cent Manitoba Company bonus in 2020, and adapting the 10 per cent Frequent Filming bonus on the Cost-of-Salaries Tax Credit to remain effective during production delays resulting from necessary health restrictions.

Continued investment in the cultural industries ensures that book publishing and book printing remain active creative and economic contributors to Manitoba. The Book Publishing Tax Credit was made permanent in 2021.

Arts and Culture Sustainability Funds

In 2020/21, the Manitoba government invested up to $6 million in one-time funding to support areas of the arts and culture sector severely impacted by COVID-19 related facility closures, programming and event cancellations, and significant loss of revenues and jobs.

Funding was allocated to the Manitoba Arts Council (MAC) and Manitoba Film and Music (MFM) for distribution to eligible artists and organizations. In 2021/22, MAC and MFM committed all available funds through 175 grant awards to arts and cultural organizations and professional music industry companies and 90 grant awards to artists. An additional $6 million was provided through the Arts and Culture Sustainability Fund in 2021/22 to continue to support the sector in 2022.

The Arts and Culture Sustainability Funds have helped to stabilize organizations and supported the adaptation of operations, programming and artistic practices to ensure a more resilient and sustainable arts and cultural sector.

To further promote a vibrant and sustainable sector, Budget 2022 introduces a new Arts, Culture and Sport Community Fund. Manitobans working in this sector, and the many more who enjoy and celebrate Manitoba’s rich culture, will benefit from this enhanced support for capital

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projects and programming related to arts, culture, and sports initiatives.

With $100 million committed over three years, from 2022/23 to 2024/25, this fund will address needs across the sector for capital projects, capacity building, community festivals, and events in Manitoba.

Budget 2022 includes $100 million committed over three years, with $34 million available in 2022/23, for sectors including arts, culture and sports organizations.

Tourism and Hospitality

Manitoba’s tourism and accommodation sector – a key contributor to the province’s economy – was impacted significantly by a reduction in domestic and international travel and other restrictions that were necessary to protect Manitobans and all Canadians from the spread of COVID-19.

To provide financial relief and support the sustainability of the sector through the pandemic, the Manitoba government invested $8 million for the creation of a new Hospitality Relief Sector Program. The program was administered by the Manitoba Hotel Association and the Manitoba Lodges and Outfitters Association.

The province also waived the 2021 annual permit and licence renewal fees for resource tourism operators, to reduce their financial burden caused by ongoing COVID-19 restrictions.

During the Pandemic, the government provided $9 million to the Dine-in Restaurant Relief Program, administered by the Manitoba Chambers of Commerce in partnership with the Manitoba Restaurant and Foodservices Association. The program helped offset delivery costs for dine-in restaurants that shifted to a delivery model due to public health restrictions.

With an emphasis on destination management, Travel Manitoba will support tourism businesses and communities by providing advice, funding and training that will result in the development of new and enhanced tourism experiences and destinations. Through its Tourism Innovation and Recovery Fund, Travel Manitoba supported 50 tourism businesses with over $1 million in their efforts to recover from the effects of the pandemic by adapting to changing customer expectations and offering innovative experiences. Projects receiving support included many in the eastern, northern and western parts of the province, as well as the Interlake and Winnipeg.

In October 2021, Premier Stefanson spent several days visiting northern Manitoba, meeting with local officials, business leaders and community members in Thompson and Churchill to discuss current pandemic challenges and plans for a strong economic recovery. As part of an effort to encourage international travel to northern Manitoba, a small delegation of foreign diplomats stationed in Canada and tourism professionals joined the premier in Churchill to learn about and promote the community internationally.

In the summer and fall of 2021, the government supported the Tourism Recovery Incentive Program (TRIP). Administered by the Manitoba Chambers of Commerce, the program encouraged Manitoba residents to take a staycation and provided a rebate of up to $100 on a one-night stay at an accommodation or resort of their choice, and 50 per cent off entry to any of Manitoba’s “Star Attractions”. Over 25,000 Manitoba residents received more than $2.2 million in rebates. The total sales to Manitoba’s hotel and attractions were over $5.5 million. The program is scheduled to run again May 6–16, 2022.

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The Bay Building Fund

In Budget 2021, the Manitoba government established the $25 million Bay Building Fund to support projects that will restore, preserve or maintain the heritage elements of the historic downtown Winnipeg Hudson’s Bay Company building.

Held in trust by The Winnipeg Foundation, the capital invested in the Bay Building Fund will help preserve one of Winnipeg’s most cherished landmarks. The interest generated on the capital will be used to support Manitoba’s broader heritage sector.

Budget 2022 includes up to $240,000 for project grants to community museums, targeting initiatives that are aligned with key priorities of government and community needs including: reconciliation, equity, diversity, accessibility, inclusion, COVID-19 recovery and collections management. An additional $200,000 will support heritage initiatives that respond to high level or emerging sector needs to raise awareness, understanding and appreciation of Manitoba’s heritage and/or to conserve, protect and preserve Manitoba’s heritage.

Enhancing Capacity of Manitoba Public Libraries

Budget 2021 invested an additional $769,000 in rural and northern public libraries.

Budget 2022 renews this investment in Manitoba’s public libraries, supporting their critical role as educational, cultural and community hubs. This funding increase includes:

•	$600,000 to be distributed to rural public libraries based on a per capita funding formula

•	$100,000 toward sector development to support the long-term stability and sustainability of the sector

•	$69,000 to ensure all Manitoba library systems have access to resources and services through the Centre for Equitable Library Access, a non-profit that offers library content for people with print disabilities

Manitoba’s investments in public libraries will contribute to their ability to provide high-quality services and programs to enhance the well-being of Manitobans in all regions of the province.

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Investing in Our Communities

Investing in Public Safety

The major social and economic strain of the COVID-19 pandemic combined with Manitoba’s high crime rates is a significant concern for citizens and the province. Safe communities encourage people and businesses to stay and invest in the province, adding to economic well-being and stability.

Public safety plays a crucial role in this by improving the lives and well-being of those affected by crime, by keeping Manitobans safe in their communities and by building public confidence in a justice system that is responsive to the needs of Manitobans.

To enhance the policing and public safety environment in Manitoba, the Manitoba government is investing resources in 2022/23 for the following initiatives:

First Nations and Inuit Policing Program (FNIPP) – Budget 2022 allocates $574,000 to expand the program, which supports policing services in 18 First Nations communities and the First Nation Safety Officer Program (FNSOP) in 31 communities. The FNIPP provides funding support for policing services that are professional, dedicated and responsive to First Nations and Inuit communities and empowers First Nation Safety Officers to enhance public safety in their communities by providing assistance and information to the local police and enforcement of First Nations bylaws. The FNSOP represents a national first in First Nations policing programming and contains significant improvements over the former federal Band Constable Program. Training has been provided to 340 First Nation Safety Officers, with additional training scheduled for 2022/23.

Manitoba is committed to working with First Nations communities, leaders, and organizations to expand the delivery of effective and culturally sensitive policing to all First Nations communities.

Manitoba invests in Budget 2022:

Drug Impaired Driving Bi-lateral Agreement – Budget 2022 allocates $87,000 to support the Building and Enhancing Law Enforcement Capacity in Manitoba to Address Drug-Impaired Driving in Canada Project. The goal is to remove impaired drivers from the road and ensure public safety in relation to cannabis legalization. The project aligns with Manitoba’s Policing and Public Safety Strategy, which calls for data-driven approaches to public safety and improving traffic safety. Funding provides for the acquisition of approved drug screening equipment, data analysts, standardized field sobriety testing, and drug recognition expert training and trainers. Manitoba participated in the Annual National Data Report to Inform Trends and Patterns in Drug-Impaired Driving. Reporting has shown continued increases in numbers of officers trained in drug-impaired detection.

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Guns and Gangs Bi-lateral Agreement – Budget 2022 invests an additional $905,000 in 2022/23, for a total investment of $4.6 million in the agreement that supports law enforcement and other organizations in enhancing efforts to prevent, disrupt and combat gun and gang violence, as well as increase awareness and understanding of related issues. Funding will support Manitoba Justice’s Guns and Gangs Suppression Strategy, which is based upon five pillars the government will support, monitor and/ or operate over the course of the five-year plan. This plan represents the ongoing coordination of existing resources and programming that have proven successful in suppressing gang activity. This plan also involves supporting investments in education and training, technology and infrastructure that support evidence-based and intelligence-led policing.

DNA Biology Casework Analysis Agreement (BCAA) The DNA BCAA is a 10-year agreement (2014/15 to 2024/25) between the federal government and Manitoba to share costs of biology casework analysis arising from criminal investigations of designated offences in the province, as defined by section 487.04 of the Criminal Code. Budget 2022 invests an additional $236,000 in 2022/23, for a total investment of $2.3 million to the program. The ability to have a sound DNA BCAA that supports the RCMP laboratory is critical for Manitoba to support its police services and the entire justice system. DNA analysis has had a significant impact on the justice system over the years and has become a core tool in police investigations.

Continuing the implementation of the Police Services Act review The independent review of Manitoba’s Police Services Act examined the extent to which the act supports the professional, transparent and effective delivery of policing, and includes 70 recommendations. The department of justice established an implementation team that has been working directly with Indigenous organizations including the Assembly of Manitoba Chiefs (AMC), Manitoba Keewatinowi Okimakanak (MKO), the Southern Chiefs Organization (SCO) and the Manitoba Metis Federation and other targeted stakeholders to inform amendments to the legislation. On November 29, 2021, the Manitoba government introduced amendments to the Police Services Act that would strengthen the Independent Investigations Unit (IIU), address gaps in current legislation, address concerns raised by stakeholders, enhance relationships between the IIU and affected communities, and support greater responsiveness and accountability in policing across the province. On March 17, 2022, The Manitoba government introduced amendments to the Police Services Act that will enhance police work, sharing of police intelligence, establish provincial policing standards and a standard code of conduct for all police services across Manitoba. The bill will also extend the filing time for complaints under the Law Enforcement Review Act bringing it more in line with other provincial jurisdictions.

Investing in intelligence-led policing Intelligence-led policing brings law enforcement and the community closer together. As a priority under Manitoba’s Policing and Public Safety Strategy (PPSS) and Manitoba’s Guns and Gangs Suppression Strategy, a Manitoba Criminal Intelligence Centre (MCIC) has been created. The MCIC will more effectively address the intelligence gaps and challenges within the province among law enforcement and all contributing agencies. Once fully operational, this high-impact, long-term initiative will improve law enforcement, enhance community safety, and more effectively address organized crime and serious public safety issues. This investment increases resources for criminal property forfeiture, funds the Citizens on Patrol program, and supports other key initiatives to improve public safety and policing. Funding

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allocated for the MCIC comes from the PPSS and Gun and Gang Violence Action Fund over the next three years as follows:

MCIC Funding	2020- 2021	2021- 2022	2022- 2023	Total Three- Year Funding

Thousands of Dollars

PPSS	$550	$550	$550	$1,650

GGVAF	$716	$692	$838	$2,246

Total	$1,266	$1,242	$1,388	$3,896

Continuing funding of $1 million for the expansion of community mobilization in 12 communities across Manitoba Community mobilization initiatives bring together law enforcement, social services, education and health care resources to provide at-risk Manitobans the support they need in the community. These coordinated efforts improve outcomes in education, employment, housing and family well-being. In addition, community mobilization efforts reduce contact with the justice system by addressing the root causes that led to the involvement. A Social Return on Investment study of a Manitoba community mobilization project showed that for every $1.00 invested, there is a $5.01 return on investment. Investments in community mobilization reflect best practice demonstrated through shared measurement, reporting, and evaluation. In 2020/21, outcomes from five community mobilization initiatives throughout Manitoba resulted in:

•	60 per cent decrease in calls to police under the Mental Health Act (youth clients)

•	62 per cent decrease in number of charges (adult clients)

•	59 per cent decrease in the number of calls to police (adult clients)

Continuing to invest in the safety and well-being of citizens of Thompson – The Manitoba government continues to invest in safety and well-being initiatives for Thompson including building and operating a sobering centre to reduce its public intoxication calls, renovations for Thompson’s courthouse, re-establishment of StreetReach North in Thompson, and creating a community safety and well-being plan. From June 2020 to August 2021, StreetReach North helped return 473 children and youth to their placements or places of safety, and made 2,458 relationship-building contacts with youth.

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Protecting Our Environment

Protecting Manitoba’s Climate and Environment

As the economy grows, the Manitoba government also knows it is imperative to address climate change and protect and restore the environment.

Climate change is real and Manitobans are seeing its effects across the province as well as nationally and globally. The Manitoba government is making significant strides in protecting the natural environment and addressing the impacts of a changing climate. Manitoba continues to work on building capacity and moving forward with climate adaptation planning and investments in order to ensure a resilient future, including work to improve resilience in floods, drought and extreme events that affect communities, economy and environment. This includes the development of a comprehensive provincial water management strategy to conserve wetlands, enhance resiliency, improve surface water quality, manage nutrients, protect biodiversity and sustain economic development.

Manitobans are fortunate to have access to beautiful parks and trails to experience the environment, and the government continues to make strategic investments in infrastructure, trails and park visitor experience so outdoors can be enjoyed. The Manitoba government will continue working with stakeholders, Indigenous organizations and communities, and Manitobans to identify ways to enhance these amenities.

Investments in monitoring and remediation of orphaned and abandoned mines will help to protect the environment and communities from contamination, while innovation will reform how Manitoba manages waste and recycling to divert more waste from landfills. Environmental licensing will continue to support sustainable economic development while advancing reconciliation with Indigenous communities and guiding investment decisions.

Manitoba’s Climate and Green Plan

Manitoba’s Climate and Green Plan establishes clear objectives for reducing greenhouse gases in a way that is responsive to the unique nature of the province’s economy and emissions profile, promotes pathways for low-carbon growth, and harnesses the strengths as a leader in renewable energy. Manitoba’s November 2022 speech from the throne emphasized government`s commitment to working with the federal government on a national approach based on co-operation and consultation, and contributing to help Canada meet its international obligations reaffirmed at the United Nations climate change conference in Glasgow, Scotland.

Key actions undertaken to support Manitoba’s commitment to reduce emissions and contribute to ongoing national efforts to achieve net-zero emissions by 2050 include:

•	phase-down of Manitoba Hydro’s last coal-fired electricity generating unit and ceasing operations at Manitoba Hydro’s Selkirk Natural gas thermal generating facility

•	ongoing delivery of Manitoba’s Efficient Trucking program, estimated cumulative emissions reductions associated with the program over the period spanning 2020 to 2030 are 85 ktCO2e in Manitoba and 244 ktCO2e in Canada

•	scheduled increases to provincial biofuels mandate requirements for ethanol and biodiesel are projected to account for 10 per cent of Manitoba’s

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one megatonne greenhouse gas (GHG) goal for the first Carbon Savings Account period

•	delivery of energy efficiency programs through Efficiency Manitoba. The new Crown agency is expected to reduce emissions in the province by an estimated 135 ktCO2e by 2023. Efficiency Manitoba is leveraging $32.3 million from Canada’s Low Carbon Economy Leadership Fund

Implementing Canada’s Updated Carbon Pricing Benchmark

Carbon Pricing in Manitoba

Manitoba is committed to working collaboratively with Canada and is developing a new approach to implementing Canada’s updated carbon pricing benchmark announced in December 2021. Manitoba recognizes the importance of doing its share to address climate change and contribute to Canada’s commitments under the Paris Accord and reaffirmed in Glasgow.

Manitoba is committed to working collaboratively with Canada to assess carbon-pricing options that achieve desired outcomes including:

•	accessing and using carbon tax revenues in a manner that is tailored to aligned with Manitoba’s economy and tailored to provincial priorities

•	achieving cost-effective GHG emissions across the economy

•	minimizing administrative burden and red tape, and

•	aligning with updated federal benchmark stringency requirements

Green Investments

Renewable Energy

Manitoba’s clean energy exports offset global emissions by approximately seven MtCO2e annually, representing roughly one-third of total provincial emissions. These exports were enabled by the 500-kilovolt Manitoba-

Minnesota Transmission Project to transmit surplus hydroelectricity to the United States that came on line June 1, 2020. In 2020, Manitoba Hydro and SaskPower signed a power purchase agreement to export an additional 215 megawatts (MW) of hydroelectric capacity added to the SaskPower grid in 2022. The agreement will bring Manitoba Hydro’s total exports to SaskPower up to 315 MW. On March 29, 2021, the Birtle Transmission Project powered began delivering renewable hydropower from Manitoba to Saskatchewan.

GROW and Conservation Trusts

The Growing Outcomes in Watersheds (GROW) and Conservation Trusts launched in 2019 continue to support conservation and restoration of Manitoba wetlands, riparian and upland areas to support wildlife, water quality, groundwater recharge and carbon sinks.

As of March 31, 2022, a total of $12.464 million has been committed from Trust revenues to grantees for projects in Manitoba. Full results of the projects supported by investments from these trusts are not yet available because many projects are multi-year, but as of March 31, 2022, a total of 45 earlier projects have been completed and reported the following outcomes:

•	4,950 hectares of wetlands restored, enhanced, or conserved

•	4,750 acres of riparian areas restored, enhanced or conserved

•	38,200 acres of grassland and other perennial cover restored, enhanced, or conserved

•	250 surface acres of new water storage projects

•	4,000 acres of cover crop plantings

•	67 kilometres of shelterbelts planted or enhanced

Developing a Long-term Energy Strategy for Manitoba

Manitoba’s new long-term energy strategy will articulate a modern vision for energy that will guide the use of provincial energy resources and

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technologies as a way to combat climate change, stimulate economic development, promote innovation and reduce the use of fossil fuels. The strategy will outline the role for new and emerging technologies (e.g., hydrogen, renewable natural gas, agricultural and forestry biomass) as potential renewable energy resources of the near future, while considering the trade-offs involved in choosing renewable types of energy resources and technologies over other fossil fuels or environmentally uncertain energy.

Conservation and Climate Fund

Since its launch in 2019, the Conservation and Climate Fund continues to support eligible green initiatives that support key priorities of the Made-in-Manitoba Climate and Green Plan. The Conservation and Climate Fund increased by $400,000 to $1 million in 2021/22 and is increasing to $1.5 million in 2022/23. Grant recipients have included include incorporated non-profit organizations, academic and educational institutions, Manitoba municipalities and Northern Affairs communities, Indigenous communities, and businesses.

Manitoba’s new long-term energy strategy will articulate a modern vision for energy that will guide the use of provincial energy resources and technologies as a way to combat climate change, stimulate economic development, promote innovation and reduce the use of fossil fuels.

Driving Innovation: Green Outcomes Project

Manitoba Environment, Climate, Parks and Recreation has an outcomes-funded project underway to drive innovation and implement solutions to divert organic waste, promote green jobs and reduce greenhouse-gas emissions while sharing risk with the private sector. A local waste-to-energy company was selected as the service provider for the initiative through a competitive screening process.

The service provider will receive a $500,000 base payment for project initiation with its performance monitored through a project board governance structure. Manitoba will pay up to $500,000 for successful achievement of outcomes verified by a third-party evaluator.

The project will support innovation particularly in institutional, commercial and industrial sectors.

Waste Reduction and Recycling Support

A $10-per-tonne Waste Reduction and Recycling Support (WRARS) levy is applied to all waste disposed at Manitoba’s landfills. The WRARS levy generates approximately $8.7 million annual revenue and was created to discourage the disposal of waste in landfills, and generate funds to support waste reduction and diversion initiatives. Eighty per cent of the revenue is rebated to municipalities to promote recycling and the remaining 20 per cent is used to support strategic waste diversion initiatives including organic waste management, residential hazardous waste management and support for recycling organizations.

WRARS financial incentives support residential recycling programs, which represent a significant expense for municipalities and northern communities. They also support diversion of organic waste, which is key to achieving provincial waste diversion and GHG emissions targets. WRARS support for managing hazardous waste ensures consistent and safe disposal options are available which protects the environment, human health and safety.

The existing approach to recycling and waste diversion has been in place for over a decade. During this time, new products have entered the marketplace and new technologies have emerged.

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In 2020/21, the department of environment, climate and parks engaged a consultant to conduct a review of Manitoba’s waste diversion and recycling framework. The resulting report presented policy actions and tools have been reviewed and developed into a plan for modernization.

The WRARS budget for 2022/23 will maintain consistent delivery of existing programs while the department develops next steps to enhance waste diversion and recycling in the province.

Orphaned and Abandoned Mines and Contaminated Sites Rehabilitation Programs

Orphaned and abandoned mines (OAM) and contaminated sites ($53 million as of December 2021) represent significant liabilities ($247 million as of December 2021) for the province in both monetary and environmental aspects. In an effort to reduce provincial liability, and to improve human health and environmental safety, Manitoba is making progress advancing remediation and rehabilitation activities at multiple abandoned mine and contaminated sites. Currently the OAM program has 11 contracts under administration with a total value of $145 million (2021/22). One of these OAM contracts is the $24.4 million subprogram that involves environmental monitoring and maintenance at six priority sites in addition to treatment of contaminated water at three of the sites.

Manitoba is making progress advancing remediation and rehabilitation activities at multiple abandoned mine and contaminated sites.

The 2022/23 work plan includes up to 10 new multi-year contracts with spending of approximately $50 million. By further expediting work at these OAM and contaminated sites, the government will be able to draw down the environmental liabilities (a balanced scorecard strategic objective) and reduce annual costs associated with annual inflation. Continued progression of remediating OAM and contaminated sites helps to rebuild trust with impacted communities and supports reconciliation efforts between Indigenous communities and the government, and promotes a greener Manitoba.

International Institute for Sustainability (IISD)

Manitoba’s five-year funding agreement with IISD runs until 2023/24 and provides up to $1.3 million annually to IISD. Funding is provided for activities that advance climate mitigation and adaptation research in Manitoba, and supports other strategic green priorities of the province. IISD also provides expert advice and support for policy development and program implementation to advance the core objectives of the Made-in-Manitoba Climate and Green Plan.

Low Carbon Government Office

The Low Carbon Government Office provides support to government departments and other government reporting entities to reduce GHG emissions and advance sustainable operations. The office continues to work across government to build capacity, promote data collection and reporting, and identify opportunities to reduce GHG emissions. In 2021, the office launched efforts to collect data from across government through RETScreen software in order to improve information on the environmental performance of government buildings.

The Low Carbon Government Office has the following focus areas:

•	sustainable procurement of goods and services

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•	improving building design, construction and management

•	zero-emission vehicles and reducing fuel consumption by vehicles and equipment

•	innovative use and management of information and communication technologies

•	improving waste reduction and waste management

Manitoba Climate Resilience Training (MCRT) Project

Manitoba continues to advance adaptation activities in partnership with Canada. The Manitoba Climate Resilience Training (MCRT) Project of the Manitoba government is funded through Canada’s BRACE program. The program is helping to build capacity and expertise of including engineers and planners, the business community in northern Manitoba, and Indigenous organizations and communities to address the risks associated with climate change.

New Green Investments 2022 – 2023

Conservation and Climate Fund

Manitoba’s Conservation and Climate Fund will increase to $1.5 million in 2022/23 from $1 million in 2021/22. Interest in the merit-based program has increased since its launch and the growing portfolio of projects are helping to advance Manitoba’s core climate objectives, leverage additional funding from external partners, and contribute to Manitoba’s green economy.

Building Capacity in Partnership with Municipalities

Manitoba will be supporting municipalities by providing information and training to help them access important funding opportunities available through the Federation of Canadian Municipalities (FCM) and new emerging funds. Over the next three years, this project will target key thematic areas to support municipal plans that will help municipalities access funding to undertake green initiatives within their communities. The project will provide municipalities with technical resources and tools to develop climate mitigation and resiliency plans, identify funding opportunities and support funding applications to a variety of external partners.

Greening Transportation

With almost 40 per cent of Manitoba’s emissions coming from transportation, Manitoba is developing new approaches to promoting green transportation, with the objective of achieving emissions reductions from this sector. The Expert Advisory Council (EAC) has provided advice and recommendations informing policy and programming regarding green transportation.

Actions under consideration for Manitoba are in the following areas:

•	low-carbon and zero-emission transportation modes, technologies and practices

•	coordinated land-use and transportation planning to promote the efficient movement of people, goods and materials

•	enabling technologies and infrastructure

•	innovation and economic development opportunities for clean technology in the transportation sector

Efficiency Manitoba

Innovation Fund

Efficiency Manitoba’s $2.1 million Innovation Fund launched in 2022 will see the development and advancement of innovative energy efficiency technologies and strategies in Manitoba.

Eligible projects can receive funding of up to 75 per cent of the project cost to a maximum of $250,000 with funding available under two streams: technology demonstration or market capacity.

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Efficiency Manitoba’s objective through this program is developing successful projects into future Efficiency Manitoba initiatives.

Indigenous Community Energy Efficiency Plan. Effective April 1, 2022, there will be $440,000 to fund 11 energy efficiency advocate positions in First Nation communities across Manitoba through Efficiency Manitoba’s Indigenous Community Energy Efficiency Program. The energy efficiency advocate positions are a two-year funded role designed to create and implement community energy efficiency plans with guidance from Efficiency Manitoba. The role of the advocate is to identify energy-saving opportunities in their community, with support from Efficiency Manitoba, and encourage participation in energy efficiency programs, leading to reduced energy consumption and lower energy bills in homes and businesses.

The Indigenous Community Energy Efficiency Program also supports local economic development through energy efficiency by finding local labour solutions and contractors to complete the energy efficiency work. The application in-take period to apply for energy efficiency advocate funding occurs each fall from September to December.

Supporting Solar Photovoltaic Systems

In 2022/23, Efficiency Manitoba will launch a new Solar Program providing incentives to Manitoba homes and businesses that install an approved grid-connected solar photovoltaic (PV) system to an existing building.

Extending Efficiency Manitoba’s three-year Efficiency Plan

Efficiency Manitoba commenced operations on April 1, 2020, which coincided with the arrival of the COVID-19 pandemic in Manitoba. With a three-year plan for energy efficiency prepared pre-pandemic, customer participation in programs and therefore budget spend on programs during Efficiency Manitoba’s first two fiscal years of operations have been below levels projected in the 2020-23 Efficiency Plan. The organization has over 35 programs and offers in the market currently, and has been actively modifying programs, offering enhancements and increasing its communications and outreach. The full spend projected in the agency’s first three-year plan will not be realized due to persisting impacts of the pandemic.

On January 29, 2021, $32.3 million of Low Carbon Economy Leadership Funding (LCELF) to support Efficiency Manitoba’s natural gas efficiency programs was announced. Recognizing pandemic impacts on customer participation in programs, the Manitoba government is working with the federal government to maintain access to the full allocation of approved LCELF funding for Efficiency Manitoba. To enable this, a one-year extension to the current Efficiency Plan is required.

The Manitoba government has set an ambitious path toward a sustainable, prosperous future. As a leader in producing clean, renewable energy to power homes and businesses, vehicles and local industries, the province continues to find innovative ways to bend the emission curve downward. The benefits associated with growing a sustainable future will be felt everywhere – from farming communities to cities, Indigenous communities, and northern and remote regions of the province. Working together with all Manitobans and collaboratively with

Effective April 1, 2022, there will be $440,000 to fund 11 energy efficiency advocate positions in First Nation communities across Manitoba through Efficiency Manitoba’s Indigenous Community Energy Efficiency Program.

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federal partners, implementing the ambitious Made-in-Manitoba Climate and Green Plan help us all move toward a greener and more resilient future.

Hydrologic Forecast: Spring Flood Outlook

Manitoba Transportation and Infrastructure’s Hydrologic Forecast Centre’s spring flood outlook reports a high risk of moderate flooding in the Red River Valley basin and minor flooding in other southern Manitoban basins due to the favourable conditions over the past weeks. While soil moisture in most Manitoba basins was below normal, precipitation since November 2021 has been above normal. The extent of flooding is highly dependent on the rate of snow melt and weather conditions, including spring rains. The Red River is expected to crest in mid-April. Ice cutting has been completed on the Red River to reduce the risk of ice jamming and Manitoba Transportation and Infrastructure expects to operate the Red River Floodway to reduce levels within the City of Winnipeg and expects to operate the Portage Diversion to control levels in the lower Assiniboine River. Manitoba’s major lakes are expected to be within their desirable operating ranges after spring runoff.

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Fiscal Summary of COVID-19 Response 2021/22

Budget 2021 included $1,180 million in centrally budgeted internal service adjustments for COVID-19 response and contingencies. In addition, $100 million in supplementary authority was approved in March for total authority of $1,280 million.

Over $1 billion or 83 per cent of this funding has been allocated to Manitoba’s COVID-19 response as of the end of the third quarter. The remaining unallocated balance of $221 million is forecast as a contingency. The Manitoba Public Accounts will present the full accounting of COVID-19 expenses for the 2021/22 fiscal year.

Manitoba’s response to the pandemic included supports to businesses, non-profit and charitable sectors, and a range of other investments including health care, personal protective equipment (PPE), schools funding and the vaccine program.

Summary of Manitoba’s COVID-19 Response	$Millions

Supports to business and non-profit sectors	215

Public health response, PPE and related goods and services	650

Support for other sectors (including the Restart Capital program)	194

Contingency	221

Total	1,280

Recognizing the uncertain path of COVID-19, Budget 2022 includes a further $630 million in internal service adjustments for contingencies and COVID-19 response and recoveries. This funding will be available for continued responses to the pandemic and other contingencies in the 2022/23 fiscal year.

Federal Direct Transfers to Support the COVID-19 Response in Manitoba

Manitoba and other provinces partnered with the federal government on a range of programs to support businesses and the non-profit and charitable sectors. In total, the federal contribution to Manitoba for 2021/22 is $211 million. The federal contributions are recorded as revenue and the disbursements are recorded as expenditures and included in the Summary of Manitoba’s COVID-19 Response. Total federal transfers to support the COVID-19 pandemic response in Manitoba in fiscal 2021/22 were as follows:

Summary of Federal Transfers to Support Manitoba’s COVID-19 Response	$Millions

Health care system recovery	145

COVID-19 immunization plan	36

Air services to remote communities	11

Virtual care priorities	10

Alternative Isolation Accommodation Program	7

Safe Restart Agreement – data management	2

Total	211

Health Care System Recovery – additional health payment of $145 million through the Health Canada Transfer, representing the province’s share of $4 billion in funding. This funding was provided to address immediate

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health care system pressures including addressing backlogs in access to care during the pandemic.

COVID-19 Immunization Plan – $36 million representing the province’s share of $1 billion in funding. This funding was provided to enhance critical support for the vaccine rollout.

Air Services to Remote Communities – distribution of $11 million of federal funding to support essential air services for remote communities in Manitoba. This is in addition to the $12 million provided in 2020.

Virtual Care Priorities – variety of projects related to virtual care tools and digital solutions.

Alternative Isolation Accommodation Program – federal funding to support the continued operation of a provincial service operationalized through Shared Health and service delivery organizations that provides safe isolation spaces for individuals who are unable to isolate safely at home.

Safe Restart Agreement – Data Management – data management activities related to COVID-19 planning and response.

Supports to Business and Non-profit Sectors

Manitoba has continued several of the supports to business and non-profit sectors introduced in fiscal 2020/21, as well as announcing new targeted programs. The following table summarizes the forecast uptake of supports to business and non-profit sectors in 2021/22:

Summary of Supports to Business and Non-profit Sectors	$Millions

Manitoba Bridge Grant	79

Sector Support Program	22

Venture Capital Fund	50

Manitoba Healthy Hire Program	37

Essential Air Access	11

Pandemic Sick Leave	10

Arts and Culture Sustainability Fund	6

Total	215

Manitoba Bridge Grant – Financial support to eligible small and medium-sized businesses, not-for-profits and charities affected by the COVID-19 pandemic response. This program was started in fiscal 2020/21 and the above-noted forecast represents the fourth installment and reopening of the application process for this program in 2021/22.

Sector Support Program – provides assistance to businesses affected by the COVID-19 public health order restrictions released in December 2021 and in February 2022.

Venture Capital Fund – new fund to grow and rebuild the economy as it recovers from the impacts of COVID-19 and to create and maintain jobs in Manitoba.

Manitoba Healthy Hire Program – this wage support program was designed to help private-sector employers reopen and encourage employees to get vaccinated and return to work. Local employers can apply for up to $50,000 in provincial support to help cover wages of new employees who can attest they have been vaccinated, intend to be vaccinated or are unable to be vaccinated. The program has, so far, supported 3,141 employers and up to 14,785 employees.

Essential Air Access – this program involved distributing $11 million in federal funding to support air services to remote communities in 2021/22.

Pandemic Sick Leave – this program provided direct financial assistance to fill gaps between federal programs and current provincial employment standards for paid sick leave. The program provided employers with up to $600 per employee for up to five full days of COVID-19-related sick leave. The Pandemic Sick Leave has issued nearly 6,000 individual payments benefiting over 27,000 employees without a workplace paid sick leave program.

Arts and Culture Sustainability Fund – provided support to organizations in the Arts and Culture Sector negatively affected by COVID-19 and public health order restrictions.

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Public health response, PPE and related goods and services

In addition to support for business, non-profit and charity sectors, Manitoba also invested in various COVID-19 goods and services including the incremental public health costs, materials such as personal protective equipment (PPE), investments to support contact tracing and the vaccine program. The following table outlines the forecast expenditures for the health sector related to COVID-19 in 2021/22.

Manitoba COVID-19 Response for Health Sector	$Millions

Funding to Regional Health Authorities	353

Testing, Contact Tracing and Vaccine Delivery	203

Personal Protective Equipment	94

Total	650

Funding to Regional Health Authorities – additional support to regional health authorities including personal care homes in response to the COVID-19 pandemic.

Testing, Contact Tracing and Vaccine Delivery – includes service contracts and site leases.

Personal Protective Equipment – purchasing masks, gowns, gloves etc.

Supports for other sectors

Manitoba also provided additional support to the Kindergarten to Grade 12 education system and continued the Restart Capital program, which launched in 2020/21 with a $500 million commitment toward infrastructure projects to help boost the provincial economy’s recovery amid the COVID-19 pandemic and beyond. The following table outlines other forecast expenditure incurred as part of the COVID-19 pandemic response in 2021/22.

Manitoba COVID-19 Other Responses	$Millions

Safe Schools Funding	100

Vaccine Lottery	2

Restart Capital Program – 2021/22 Portion	40

Miscellaneous	52

Total	194

Safe Schools Funding – funding provided for the balance of the 2020/21 school year that ended in the first quarter of 2021/22 and additional funding for COVID-19 related costs in the 2021/22 school year. This includes approximately $7 million in funding dedicated to upgrade ventilation system in Manitoba schools.

Vaccine Lottery – this funding was announced to address vaccine hesitancy through two lottery draws over the summer, including several prizes of $100,000, and 10 draws for $25,000 in scholarships for youth.

MB Restart Capital – the forecast represents the 2021/22 portion of the program that included water and sewage projects through the Municipal Water Services Board and municipal infrastructure priorities. This $500 million, multi-year program, which also included construction and maintenance of roads and highways, started in 2020/21 and continues in 2022/23.

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Capital Investments

Investment in capital projects and infrastructure provides an important stimulus to the provincial economy in the short term, generating jobs and increasing both household and business income. Infrastructure and infrastructure renewal projects also boost productivity and grow the economy over the long term.

Manitoba’s net tangible capital assets in 2020/21 had a net book value of $14.3 billion and replacement value of over $90 billion. The tangible capital assets are forecasted to be $14.7 billion at the end of 2021/22 and is budgeted to grow to $15.4 billion at the end of 2022/23. The province’s capital program is driven by the cost of maintaining these physical assets in a state of good repair to support the delivery of government services while investing in new infrastructure to support future needs.

Given the importance of these investments and the scope of these needs, the Manitoba government needs to be strategic in how capital investments are made to achieve the levels of service that Manitobans need in a fiscally sustainable manner.

Budget 2022 integrates Manitoba Hydro capital investments along with other Crown corporations in the presentation of strategic infrastructure. This provides a complete picture of public-sector capital investments. Manitoba Hydro is a ratepayer-supported Crown corporation but, like some other Crown corporations, a portion of its capital projects are financed through the province’s borrowing capacity which ensures lower lending rates.

Reporting on all strategic infrastructure provides transparency on all capital investments at the summary government level. This includes capital investments in transportation and water-related infrastructure and maintenance, new construction and expansions of health and educational facilities, enhancements to Crown facilities and public utilities, other reporting entities outside of core government and support to municipal partners in addressing their infrastructure needs.

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Strategic Infrastructure Plan

Billions of Dollars	Historical Amounts 3 Year Plan

Departments and Other Reporting Entities	Crowns (without Manitoba Hydro)	Crowns (with Manitoba Hydro)

Source: Manitoba Finance

*The planned amounts for 2023/24 and 2024/25 includes projects known at this time. Additional projects will be added as identified and approved.

Three Year Capital Plan, 2022/23 – 2024/25

Aligned with all provincial and large municipal governments in Canada that disclose public facing capital plans for the next three to 10 years, Budget 2022 introduces a new three-year capital plan. This is a first in Manitoba and increases transparency to the public. The three-year capital plan provides a strategic outlook of future year commitments and helps the construction industry and other stakeholders better plan their resources to respond to ongoing capital needs in the public sector.

The 2022/23 fiscal year capital budget includes new and continuing projects and the following two fiscal years are planned capital investments at this time. The three-year plan anticipates steady growth as the Manitoba government continues to review new projects that will require further approval over the next year and are not reflected in the report below. These future year plans are anticipated to be further refined in preparation for the next budget year.

Typical of multi-year capital plans in other provinces, the values reported only include projects that are known of at this time. Therefore, the planned investments in 2023/24 and 2024/25 show slight declines in total strategic infrastructure investments. This should not be interpreted as a downward commitment from the government. As future years are budgeted, new projects will be added to the three-year capital plan.

Aligned with all provincial and large municipal governments in Canada that disclose public facing capital plans for the next three to 10 years, Budget 2022 introduces a new three-year capital plan. This is a first in Manitoba and increases transparency to the public.

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STRATEGIC INFRASTRUCTURE INVESTMENTS

(Thousands of Dollars)	2021 Budget (Restated)	2022 Budget	2023 Plan	2024 Plan

BUILDINGS, EQUIPMENT AND TECHNOLOGY

Health	294,029	294,029	293,824	294,029

K-12 and Advanced Education*	428,707	381,409	328,490	221,490

Housing	67,341	67,045	67,000	67,000

Other Departments	130,687	135,241	112,125	93,560

Information Technology	20,628	81,331	56,000	45,400

	941,392	959,055	857,439	721,479

ROADS, HIGHWAYS, BRIDGES AND FLOOD PROTECTION

Highways Infrastructure and Airport Runway Capital	404,139	473,899	509,010	506,245

Manitoba Restart Capital Program	-	110,860	-	-

Lake Manitoba Outlet Channel	101,000	106,730	101,000	101,000

Water Related Infrastructure	30,900	32,341	31,925	32,888

Transportation Equipment and Aircraft	7,219	7,219	7,219	7,219

	543,258	731,049	649,154	647,352

OTHER REPORTING ENTITIES

Efficiency Manitoba	64,872	66,104	67,916	68,794

Other	25,306	52,247	36,186	36,232

	90,178	118,351	104,102	105,026

CAPITAL GRANTS

Municipal Grants	137,000	137,000	137,000	137,000

Manitoba Restart Capital Program for Municipalities	46,530	-	-	-

Northern Affairs Communities	3,797	3,797	3,797	3,797

	187,327	140,797	140,797	140,797

MAINTENANCE AND PRESERVATION

Highways Infrastructure	124,093	123,606	123,606	123,606

Water Related Infrastructure	12,020	12,763	12,763	12,763

	136,113	136,369	136,369	136,369

CROWN CORPORATIONS

Manitoba Liquor and Lotteries Corporation	65,769	70,781	63,037	71,036

Manitoba Public Insurance Corporation	64,346	87,344	85,057	48,628

Manitoba Hydro	-	906,597	953,000	806,000

	130,115	1,064,722	1,101,094	925,664

TOTAL STRATEGIC INFRASTRUCTURE INVESTMENTS	2,028,383	3,150,343	2,988,955	2,676,687

* The investments in K-12 education decrease over time as the 20 new schools are completed.

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Descriptions of the various capital investments under the three-year plan:

Transportation Infrastructure

•	Roads, bridges and waterways are foundational to economic growth and the quality of life of Manitobans.

•	The three-year plan invests over $1.5 billion and annual minimum commitment of $500 million in highway capital.

•	Manitoba’s roads and highways serve as important trade links going in all directions: north, east, south and west. Long-term strategic goals have been initiated to build the foundation for Manitoba’s economic growth: the Winnipeg One Million Perimeter Freeway Initiative and the Trade and Commerce Strategy.

•	To ensure the movement of goods along key international trade corridors (PTH 75 and the Trans-Canada Highway), the Manitoba government is investing in an access-controlled Perimeter Highway freeway system, focused on immediate safety improvements as well as major enhancements like the St. Mary’s Road (PR 200) and McGillivray Boulevard (PTH 3) Interchanges.

•	At the same time, investments are being made in key trade and commerce routes to move goods within and across borders. Projects include the rehabilitation of PTH 23 and PTH 5.

•	With the impacts of climate change, it is important to invest in resiliency. Public floodways infrastructure also helps to mitigate the losses incurred from more frequent flooding and other weather-related events. It is more important than ever that Manitoba constructs the Manitoba Outlet Channels. Indigenous consultation and engagement is continuing as the federal environmental process proceeds toward its final stages.

Health

•	Hospitals, clinics, personal care homes and Emergency Response Services (health care facilities) enable the provision of quality health care services to Manitobans.

•	Manitoba’s health care facilities require ongoing maintenance, renovations, expansion and new construction to support the ongoing advancements in care including better access, bringing care closer to home.

•	The capital plan invests over $2.3 billion targeted at infrastructure, information and communications technology (ICT) and medical equipment including CT scanners and MRIs. This includes a $812 million capital commitment for rural and northern facilities to support the Clinical and Preventive Services Plan.

•	Highlighted individual projects include acute stroke program, epilepsy program, CancerCare services, dialysis program, electronic patient record upgrade, fire safety upgrades, personal care homes (Carman and Steinbach), St. Boniface emergency department expansion, Provincial Pharmacy Information Management system expansion and multiple digital health projects to enable the transformation of Manitoba’s health care system.

Education and Early Childhood Learning

•	Manitoba Education and Early Childhood Learning provides leadership and oversight to ensure a consistent standard of high-quality education is available to all students across the province. The department sets the overall strategic policy direction and allocates funding to the kindergarten to grade 12 education system, ensuring accountability for student outcomes.

•	In 2022/23, 12 new schools that are part of the 20 new schools guarantee will be completed, in construction or in design. The next four schools going forward for design in 2022/23 are Sage Creek

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kindergarten to grade 8, Precinct F kindergarten to grade 8, West St. Paul kindergarten to grade 8, Prairie Pointe kindergarten to grade 8 and start construction in 2023/24.

Labour, Consumer Protection and Government Services

•	Labour, Consumer Protection and Government Services capital responsibilities include information technology and asset management for government-owned buildings. The department provides property services for these owned capital assets, provides real estate services to government, and oversees real estate and property asset disposal.

•	Flagship assets within the owned building portfolio include the Legislative Building, the Manitoba Museum and Centennial Concert Hall, correctional institutes, courts and government office space.

•	The 2022/23 capital plan is $56.2 million for capital projects to improve, repair and construct capital assets for government operations and programming.

•	The Legislative Building Centennial Restoration and Preservation Act continues to commit $10 million annually for upkeep and restoration.

Housing

•	The Manitoba Housing and Renewal Corporation, within the Department of Families supports the development of safe and affordable housing, particularly for those of low and moderate income or those with specialized needs.

•	The 2022/23 capital plan commits $67 million for building and asset renovations including exterior retrofits, mechanical and structural upgrades.

Municipal Infrastructure

•	Manitoba continues to invest a total of $137 million of annual capital funding to municipalities through the Strategic Municipal Investment Fund, Manitoba’s basket funding model. This funding will be maintained over the course of the government’s current mandate. This multi-year base budget commitment of almost $550 million (from 2020/21 to 2023/24) has provided future predictability for municipalities as they renew and invest in their priority assets. Funding is distributed on a per capita basis with 55 per cent provided to the City of Winnipeg ($75.3 million) and 45 per cent to other municipalities ($61.7 million). Overall funding includes a 26.6 per cent increase in the annual Manitoba Water Services Board budget to $20 million from $15.8 million to support municipal water and sewer projects, and continued funding support for federal-provincial programs, notably the Investing in Canada Infrastructure Program. Provincial investments in core municipal infrastructure leverages funding from other sources (e.g. federal, municipal and others) to further advance economic growth and quality of life in communities.

•	Federal-provincial cost-shared programs such as the Investing in Canada Infrastructure Program (ICIP) will see $1.17 billion in federal funding available to support Manitoba’s infrastructure needs. Manitoba has advanced 103 projects to Canada under ICIP, worth $3.1 billion in total project costs. Sixty-three of these projects have been approved and jointly announced to date, with more federal approvals pending. These projects will benefit Manitoba’s post-pandemic economic recovery by supporting job creation and economic growth while promoting sustainability, improving public spaces, modernizing water and waste-water treatment systems, mitigating climate-related events and enhancing public transit.

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•	The Manitoba government also provided infrastructure grant funding of $230 million to support ICIP projects over and above the multi-year basket allocation through Manitoba Restart to advance economic recovery through the COVID-19 pandemic. This included funding of $126.4 million for the North End Water Pollution Control Centre – Headworks and Biosolids Facilities Upgrades, and $103.6 million for projects outside of Winnipeg such as the Water Treatment Facility Upgrade and Expansion in the City of Brandon, Airport Rehabilitation in the Municipality of Clanwilliam-Erickson, and Road Renewal in the City of Thompson. An additional $43 million was also provided through Manitoba Restart for municipal water and sewer projects administered through Manitoba Water Services Board. A significant portion of these projects were funded by Manitoba and municipalities with no incremental infrastructure funding from the federal government.

•	Manitoba continues to explore, support and facilitate innovative infrastructure funding solutions by working with provincial departments, external bodies such as municipalities or the broader private sector to make large, strategic and complex projects possible for Manitobans and to support environmental, economic and social needs in the communities and province. These efforts include strategic partnerships with the Canada Infrastructure Bank, exploring the merits of alternative delivery models or working with clients to leverage national, merit-based grants in support of both federal and provincial infrastructure initiatives. In particular, these strategic approaches will allow significant waste-water upgrades to support municipalities in achieving environmental compliance and result in significant improvements in the health of lakes and waterways.

Crowns

•	Manitoba will invest approximately $2.7 billion in Manitoba Hydro over the next three years to provide safe, reliable energy through additions, improvements and replacement of existing infrastructure. Of the $907 million committed to its capital program in 2022/23, $592 million will sustain and support expansion of generation, transmission and distribution. The remaining amount funds Keeyask hydroelectric generating station that is being developed in a partnership between Manitoba Hydro and four Manitoba First Nations: Tataskweyak Cree Nation, War Lake First Nation, York Factory First Nation and Fox Lake Cree Nation.

•	Manitoba Liquor and Lotteries capital investment focuses on safety, regulatory compliance, necessary maintenance, asset preservation and liquor modernization. Budget 2022/23 allocation of $70.8 million will focus on liquor retail modernization and supply chain transformation, technology modernization and replacements of gaming equipment.

•	Manitoba Public Insurance continues to invest in Project Nova to modernize and transform its in-house legacy application and technology footprint. As well, ongoing effort is being made to ‘right size’ the corporate head office physical space requirements to support both business needs and align with industry space standards.

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Manitoba Restart Capital

The Manitoba Restart program was announced in 2020/21 with a multi-year capital investment of $500 million to provide economic stimulus to respond to the COVID-19 pandemic and improve provincial infrastructure. Capital project investments under the Restart Capital Program are integrated into the three-year capital plan in this budget. Budget 2022 includes $111 million investment in roads and highways.

Long-Term Capital Strategy

Over the next year, the Manitoba government will develop a longer-term, forward-looking capital strategy. This new strategy will present a plan and approach to best meet infrastructure needs in a manner that is sustainable for the province’s finances, environment and society, and one that will achieve value for the investment of public money.

Providing a three-year plan is the first step to set aside what is needed for the next capital budgets. The Manitoba government’s long-term capital strategy will include developing and maintaining an updated government-wide inventory of the state of the infrastructure. This will identify what infrastructure is in a state of good repair, and what investments are needed for repairs so that future investments go where they are needed and are better prioritized.

The development and execution of a solid, capital plan will enable the government to maximize the value of assets, reduce risk and cost implications, and most importantly, deliver Manitobans a better quality of life.

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Modernizing Government

and Summary Reporting

Modernizing Government

Budget 2022 continues work from the past five years to modernize government through better measurement of its progress using balanced scorecards, investing in digital government, transforming the public service and providing better and smarter services through various innovative initiatives.

Balanced Scorecards

The Manitoba government launched balanced scorecards and Canada’s first public facing dashboard, to align all levels of the organization to government’s strategic priorities. Department priorities and performance measures were completed and in 2021, departments released their first annual strategic business plan under this model.

Department scorecards, performance measures and key initiatives are presented as annual business plans in the Supplement to the Estimates of Expenditure. In this supplement, each department explains its key initiatives and performance measures that advance the four government priority areas: quality of life, working smarter, public service and value for money.

Current scorecard work drives the key department priorities and measures into all branches including department public-facing services. This work brings a renewed focus on key client and citizen outcomes, such as reduced service wait times and improved access to services. Effective performance measures enable leaders and employees to make effective, proactive decisions that ensure service targets are met.

Balanced scorecards will evolve with the renewed priorities of government and the full benefits will be realized over time. The benefits of a common language and approach to strategy and performance measurement and increased employee engagement with strategy will result in innovative solutions to complex problems and improved focus on citizen outcomes.

Digital Government

The Manitoba government continues with the multi-year Digital Action Plan to implement digital services that transform how citizens and businesses request and access public services. The plan includes establishing foundational technology platforms, digital standards, processes and tools such as agile practices and procurement mediums.

The plan takes a citizen and business first approach and looks at strategic priorities, government-wide and departmental digital and technology demand, the existing IT solution portfolio and the external technology landscape. This approach will allow Manitoba to maximize investments in digital solutions and technology.

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The Manitoba government is planning to undertake the following initiatives for the 2022/23 fiscal year:

•	Vital Statistics Modernization – develop a reimagined citizen service delivery model within the digital context to streamline the management of significant life events (birth, marriage and death) utilizing online channels and the foundational elements of digital identity.

•	Student Financial Aid – develop a new financial aid system integrated with the Canada Student Loans Program (CSLP) to streamline both the disbursement and collection of student loans and eliminate redundancy.

•	Courts Modernization – replace the court systems to align them with Manitoba Justice’s modernization goals including electronic filing of documents, reduced paper and improved integration between systems.

•	Manitoba Grants Online – implement a common government-wide solution for grants applications and administration.

•	Parks Reservation System – replace the Parks Reservation System with modern technology to increase capacity and improve the overall booking experience.

•	Courts Video Conferencing Enhancements – expand the courts video-conferencing capabilities to allow external parties to virtually participate in court hearings from multiple locations.

•	Direct Deposit Payments to Landlord for Employment and Income Assistance Clients – create efficiencies through the elimination of printing, mailing and handling of an estimated 22,000 cheques per month.

•	Environmental Risk and Preparedness – use real- time data and advanced analytics to predict environmental risks from diverse factors to Manitoba’s environment and critical infrastructure.

Social Innovation Office

In 2018, Manitoba signed the Federal, Provincial and Territorial Declaration on Public Service Innovation, recognizing that if meaningful and lasting results are to be achieved for constituents, governments need to work in new and inventive ways with a greater focus on what works and what does not. Acting on this declaration, the Manitoba government launched the Social Innovation Office in 2020 to bring together the community and private sector with government to solve complex social and environmental challenges that are difficult for government to address alone.

With a focus on social finance and social innovation, Manitoba has quickly become a national leader. It has developed five social impact bonds designed to make an impact on things that matter to Manitobans including a measurable reduction in the number of days that Indigenous children spend in care of the child welfare system and in custody of the justice system.

The Social Innovation Office has also co-designed culturally relevant urban Indigenous vaccine clinics, which demonstrated two and three times higher outcomes than previous campaigns and offered insights into how Indigenous partners and health care can come together to achieve greater health care outcomes in other areas. In 2022/23, the Social Innovation Office will continue to deepen its relationships with government and the community, and impact investors committed to health care, economic recovery and reconciliation, enabling the government to achieve meaningful and lasting results for Manitobans.

More information about the Social Innovation Office can be found at www.manitoba.ca/sio/ impactfulsustainablesolutions.html.

With a focus on social finance and social innovation, Manitoba has quickly become a national leader.

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The Idea Fund

The Idea Fund invests resources to support efficiencies and generate savings within the public service as part of the advancement of government’s Transforming the Public Service: A Strategy for Action.

This fund recognizes the good ideas coming from the public service that drive innovation, improve engagement and generate savings for government. Funding is available to government departments as well as other government organizations within the health and education sectors for projects and initiatives on an application basis.

Since the start of the program, 99 projects have been approved at a total investment of $51.5 million resulting in estimated savings of $71.5 million over four years with an average return on investment of 139 per cent.

$51.5 million
Investment Approved

45	54
Completed Projects	Ongoing Projects

139%
Estimated Avg. Project ROI

$71.5 million
Net Savings Projected over four years

The Idea Fund Project Categories

Per Cent of Total Number of Projects

Source: Manitoba Finance

Idea fund projects address numerous categories for improvement and innovation including Information Technology, Program Equipment and Department Services:

•	The Manitoba GO Grant Portal project implemented a single-window grants portal and management system to support end-to-end monitoring of Manitoba’s grant management activities. The one-stop portal provides organizations access to a variety of government grants and currently features grant offerings from four departments – municipal relations; agriculture; environment, climate and parks; and sport, culture and heritage. The portal has reduced internal costs related to administering grants and modernized services to improve interactions between the government and grant recipients.

•	The Modernization of Water Quality Project will invest in an unmanned aerial vehicle (UAV), and train and certify staff members to conduct water quality sampling using these remote technologies. This innovative solution will allow ongoing sampling of the same locations that have been sampled since the 1970s and provide increased scientific accuracy, response time to emergencies and a safer work environment for field staff.

•	The Overnight Respite Home pilot project will see two overnight respite homes open in Winnipeg and Brandon. The project provides greater support options for families who are raising children with disabilities by improving access to respite services supported by trained and experienced workers.

Transforming Culture

Redefining Who We Are

Proclaimed on February 26, 2022, the Public Service Act provides an important foundation for the future of Manitoba’s Public Service. The new act provides a legislative framework for an ethical and effective public service for Manitoba by setting out fundamental values such as transparency, accountability, integrity and respect

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for others. The legislative framework sets out a fresh and innovative approach to workforce management, supported by a code of conduct and an action plan, and sets out foundational principles to support a modern public service, including diversity, inclusion, ethics and integrity. The act also defines the different components of the public service and harmonizes principles and values across sectors, by including the broader public sector.

Flexible Work

The future of work in Manitoba is shifting to a more modern, flexible public service that can adapt to evolving service and workforce needs.

In support of the new Public Service Act, the Public Service Commission (PSC) has developed and formally announced a Flexible Work Arrangements policy in July of 2021. This workforce policy enables management to consider individual flexible work requests in how and where the public service works and/or adjust working hours to help balance work with personal responsibilities while still providing high-level services to Manitobans.

Truth and Reconciliation Initiatives

The Manitoba government is committed to implementing call to action #57 (CTA57) of the Truth and Reconciliation Commission (TRC), which requires all levels of government to implement training related to Indigenous history, culture, rights and laws.

This past year, several training and engagement opportunities were offered to public servants that included:

•	Virtual instructor-led workshops and lunch hour seminars:

¡	the Path to Reconciliation: An Historic and Contemporary Overview

¡	exploring the Historical and Modern Treaty Relationship
¡	building Your Indigenous Cross-Cultural Awareness

¡	treaty Relations Commission of Manitoba Speaker Bureau Series

•	Employee engagement sessions, Speaking the Truth Series, which were supported by the Public Service Commissioner in collaboration with the Deputy Minister, Indigenous Reconciliation and Northern Relations that provided employees an opportunity to discuss the journey of truth-telling and reconciliation.

The PSC also leads a cross-department Truth and Reconciliation Advisory Committee to foster alignment of departmental training efforts and sharing of resources.

Employee Engagement

The Manitoba government recognizes that employees are critical to the success of the Manitoba government, helping to deliver on Manitoba government’s priorities and improve outcomes for Manitobans. Fulfilling government commitments and achieving objectives as a government requires tapping into the skills, knowledge, creativity and energy of employees. The valuable feedback provided helps to shape the public service culture and inform changes that will ensure it continues to be an engaging, supportive and innovative workplace that provides employees with the tools necessary to maximize their potential.

Through the enhanced Employees Perspectives Program (EPP), employees are invited to participate in an annual survey. This yearly survey provides employees with the opportunity to voice their experiences and perspectives related to the ongoing transformation of Manitoba’s public service and offers a direct line to senior government decision-makers. The most recent EPP survey was conducted in January 2022.

New this year, through the January 2022 survey, employees were invited to volunteer to be included in a special online employee panel, made up of a group of representative and diverse public servants that will

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be engaged throughout the year on additional topical surveys and group discussions to dig deeper into key issues facing Manitoba’s public service.

Workforce Action Plan

Many of the lessons learned from the pandemic have underscored common workforce needs, many of which can be solved through strategic workforce planning, with enhanced coordination across government. The new Workforce Action Plan for Manitoba’s Public Service will focus on data-driven workforce planning and renewal at the department level and take a whole-of-government approach to build organizational capacity to support the Transformation Strategy.

The plan focused on recruitment, engagement and retention including tangible initiatives that began last year and will continue into this year to ensure success and sustainability. In 2021/22, the PSC completed a new Talent Analytics Dashboard to accelerate data driven workforce planning within departments and organization-wide, an organization review of its services and structure, and initiation of focused reconciliation training. Current initiatives include working towards a future state organization structure and service interaction model that will align resources to enhance service delivery. Large-scale organizational workforce improvements are underway and include the overhaul and enhancement of the following key items: hiring manager’s toolkit, onboarding for new employees and new leaders, exit surveys and PSC intranet site.

Investing in Public Servants

Learning Fund

The Learning Fund continues to have great success since its inception in 2019. This centralized fund provides equitable access to all public servants to take additional education and training to further support ongoing employee development within the organization.

As of December 31, 2021, the fund had approved 649 individual applications and 160 group applications, for a total combined value of nearly $1,173,605. The Learning Fund will continue in 2022, fully funded at $2 million.

Developing Leaders

In spite of competing priorities of public service leaders due to the pandemic, the government was able to sustain the delivery of leadership development opportunities through the past year by shifting to virtual delivery. The customized program offered in partnership with the Schulich Executive Education Centre focuses on creating a culture of leadership excellence, developing innovative business leaders that support a service-focused culture, championing the Manitoba government brand, and living its values. To date, 80 participants at the Deputy Minister and Assistant Deputy Minister executive level and 115 senior level leaders have completed the program. Further training for executive and senior leaders is being planned for 2022/23.

Supporting leadership development at all levels of the organization will help us harness talent and align with transformation goals. A new Leadership Foundations for Supervisors program has been developed, and plans are underway for further development opportunities for mid-level and front-line managers.

Leadership development also requires experiential learning through active participation in a variety of projects across government. This experiential and cross government learning is a hallmark of the Leaders in Training Program (LTP), which helps develop future leaders. Since its inception in 2019, this program has recruited 27 interns in the general stream and 15 in the financial stream, to foster new and emerging talent in the public service.

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Procurement Modernization

The Manitoba government continues to lead the Procurement Modernization initiative with additional investments in resources that will help the province shop smarter.

The Manitoba government has expanded procurement modernization to include additional high value procurement categories across a broader reach of public sector entities, consolidating buying volumes with a goal to drive annual category savings from an initial $18 million to $137 million over a number of years. Through a modernized procurement lens, spend areas such as Facility Services, IT infrastructure, and Construction Services have been addressed. More than $38 million in total cost savings has been realized to date, with hundreds of millions more expected to be realized over the years to come.

Agencies, Boards and Commissions

The Manitoba government makes appointments to a number of agencies, boards and commissions (ABCs). These are entities established by government to carry out a range of functions and services, and include councils, authorities, advisory bodies, funding bodies, professional organizations and quasi-judicial tribunals.

Board of directors’ membership is established both through application and nomination and appointments are made by the minister responsible for the board.

Board orientation training is provided to all board members to situate their important work in the context of the type of agency, board or commission and ensure that their particular roles and responsibilities are well understood. The board members carry significant public responsibility and government strives to ensure that the public duty is carried out effectively.

The government is committed to strong public sector governance over its ABCs. New board governance training starts this spring and will engage new and existing boards of directors on the principles of good governance and their fiduciary responsibilities. Effective governance leads to better outcomes in the public interest, provides strategic direction, effective oversight, and accountability between the ABCs, the government and citizens of Manitoba.

If you are interested to learn more about Manitoba’s ABCs, please visit www.manitoba.ca/government/abc/index.html.

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Modernizing Government

and Summary Reporting

Summary Reporting

The Manitoba government is continuing efforts to accurately account for the financial position, quantify all contingencies, and strengthen internal controls for effective and efficient use of government resources, and reduce red tape. This includes the modernization of legislation, improving how the government borrows and lends money, and implementing new accounting rules to accurately reflect the financial state of Manitoba.

Financial Administration Act Modernization and Other Legislative Reforms

This government will continue to make updates and reforms to the Financial Administration Act and other legislation to ensure greater transparency and accountability.

Bill 16, The Financial Administration Amendment Act will continue with reforms to ensure the Legislative Assembly and the public have relevant information on future budgets and ensure that supplementary information is tabled before Legislative Assembly votes on the government’s budget motion.

Bill 16 amendments will increase the transparency and accountability for how Legislative Assembly authorizes borrowing of money. The legislation will be improved by specifying the total authority limits for the provincial government and Manitoba Hydro (in legislation). This will replace the annual Loan Act that provides incremental authority. In future budgets, the government will present its estimate of the total borrowing required that fiscal year and the legislature will consider this as part of the budget process. These limits will be adjusted by future budget legislation and will provide sufficient authority for the government and Manitoba Hydro to operate with provisions allowing for additional borrowing in exigent circumstances.

Legislative changes will continue to make updates and reforms to the Financial Administration Act and other legislation. Reforms will be made to provide a more uniform process for how audits are performed and to eliminate the special operating agencies finance authority to streamline the financing of special operating agencies.

Implemented Accounting Changes

The Public Sector Accounting Board of Chartered Professional Accountants Canada, which is responsible for the Public Sector Accounting Standards has set April 1, 2022 as the implementation date for two new standards, namely PS 3280 Asset Retirement Obligations (ARO) and PS 3450 Financial Instruments (FI). Both of these new accounting standards are reflected in Budget 2022. Both

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the ARO and FI standards will impact the liabilities and financial assets of the government.

PS 3450 Financial Instruments establishes standards on how to account for and report on all types of financial instruments including derivatives. A financial instrument is any contract that gives rise to financial assets in one entity and financial liabilities or equity instruments in another entity.

Changes in the fair value of financial instruments will be ‘parked’ on the Statement of Remeasurement Gains and Losses until the financial instruments are sold or mature, and are transferred to the statement of operations. The fair value changes cannot be estimated as they reflect future fluctuations in the market. The Manitoba government will disclose the results of financial instruments in the Public Accounts. It is anticipated that the most notable effect of the FI standard will be on net debt due to the unrealized gains or losses of financial instruments measured at fair value, especially derivatives.

PS 3280 Asset Retirement Obligations addresses the reporting of legal obligations associated with the retirement of certain tangible capital assets and solid landfill sites by public service entities. Government is obligated to remediate certain assets as they are retired from use, such as buildings, equipment or land, and water-based assets.

The Manitoba government has thoroughly assessed the impacts of the introduction of these two new accounting standards in order to include the depreciation of the obligations as non-voted expenses in the budget and to minimize the transitional impact of implementation across summary government.

Right Asset, Right Owner

Over the course of many decades, government has either acquired or built many assets, which at that time, met a critical need for the public. Such is the case with Northern Airport and Marine Operations (NAMO), of the department of transportation and infrastructure. NAMO’s assets of airports and ferry services across northern Manitoba has met, and continues to meet, the needs of Manitobans in the north. These include the transport of people, goods and services, particularly government services such as air ambulance and justice services.

Given the importance of these assets to First Nations, the Manitoba government signed a memorandum of understanding (MOU) with the Assembly of Manitoba Chiefs (AMC) in January 2020 to enter into discussions on the potential to transfer NAMO assets to First Nations control. The discussions have been delayed due to the pandemic. Both the government and AMC recognize the vital importance of these assets to the north and to the lives of citizens, and as such will be seeking to ensure the long-term sustainability of these assets.

Red Tape Reduction

The Manitoba government continues to make progress in improving regulatory accountability and reducing the administrative burden of regulatory requirements on stakeholders.

Throughout the COVID-19 pandemic, the government adopted many innovative and more-efficient regulatory practices to address the urgent health, economic, environmental and social needs of Manitobans. Many of these common-sense regulatory changes, such as accepting e-signatures, permitting virtual corporate meetings and allowing remote witnessing of documents, will continue to reduce the administrative burden on Manitobans going forward.

These small but important changes exemplify the commitment of departments and government agencies to identify, streamline and reduce regulatory requirements that are not achieving their intended objectives. Because of actions like these over the last five years, there was a reduction of 98,890 or 10.3 per cent in the government-wide number of regulatory requirements from the baseline measurement of 961,987.

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The Manitoba government is also leading efforts to reduce red tape on inter-provincial trade through the Regulatory Reconciliation and Cooperation Table (RCT). Through the RCT, Manitoba has participated in the negotiation of nine regulatory reconciliation agreements in areas including occupational health and safety standards, technical safety, construction codes and corporate registries. These small changes help reduce barriers to the free flow of goods, services, capital and labour between Canadian provinces.

Manitoba remains focused on the long-term goal of removing unnecessary regulatory requirements and the cost they impose on stakeholders and government through these types of regulatory modernization efforts. Modernizing provincial rules and requirements to achieve these outcomes will ensure the Manitoba economy continues its recovery from the impacts of the COVID-19 pandemic and creates a prosperous future for all Manitobans.

Collective Bargaining

Summary government has approximately 200 separate bargaining units spanning the departments and all government reporting entities including school divisions, post-secondary institutions, health service delivery organizations and others. In 2021/22, the Manitoba government has settled a number of collective agreements with nurses, teachers and other education support workers, Crown attorneys and others. Manitoba values its public servants and is working towards completing all remaining wage contract settlements by the end of this fiscal year 2022/23.

Manitoba Agricultural Services Corporation (MASC)

The Manitoba Public Accounts have been receiving a qualified audit opinion due to its accounting for the accumulated insurance premiums at MASC. This government takes an audit qualification by the Office of the Auditor General very seriously. That is why an important change to the regulation to the Manitoba Agricultural Services Corporation Act was made in 2021. The regulation ensures that it is clear in the insurance contracts administered by MASC that all of the insurance premiums collected under the AgriInsurance program is restricted for the sole purpose of paying insurance indemnities under the program. Although it has been the historic practice, specifying this change in regulation and in the insurance contracts makes the intention of the MASC trusts more clear. It is anticipated that this accounting policy change will make it possible for the Office of the Auditor General to lift the qualification related to MASC trusts in the 2022/23 Public Accounts.

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Economic Outlook and Review

Manitoba has one of the most diverse and balanced economies in Canada. Its economy is made up of a variety of economic industries, with the goods-producing sector generating 26 per cent of provincial gross domestic product (GDP) and private and public services accounting for a combined 74 per cent.

Ten industries contribute five per cent or more to total provincial GDP. Historically, a decline in one area of the economy is offset by growth elsewhere, demonstrating the provincial economy’s resiliency to downturns. A diverse economy is a protected economy.

Gross Domestic Product by Industry, Manitoba, 2020

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Economic Outlook

Building on the recovery in 2021, the Manitoba economy is expected to continue the upwards trajectory with real GDP expanding by 3.6 per cent in 2022 and 2.8 per cent in 2023.

High prices for Manitoba commodities such as wheat, canola, minerals, and petroleum are expected to remain elevated in 2022 after a record year for provincial exports in 2021. Additional food manufacturing production capacity scheduled to come online in 2022 should also bolster provincial economic activity.

The provincial labour market has recovered from the declines in 2020 with total employment surpassing pre-pandemic levels in late 2021. Manitoba’s unemployment rate is projected to remain one of the lowest in the country at 5.2 per cent in 2022 before declining further to 5.0 per cent in 2023.

Programs to support employment during the pandemic have included the Manitoba Youth Jobs Program, the Urban and Hometown Green Team Program and the Manitoba Parks Green Team Program, the Manitoba Pandemic Sick Leave Program, the Healthy Hire Manitoba Program and the Sector Support Program.

Strong income gains in 2021 translated to healthy growth in consumer spending and larger than anticipated government revenues. The upward trajectory in consumer spending should continue into 2022 as public health restrictions are gradually lifted, and Manitobans spend part of their $5 billion savings accumulated during the pandemic.

New international migrants recruited under the auspices of the Provincial Nominee Program will help spur population growth, provide relief to Manitoba’s tight labour market, and further contribute to already strong consumer spending. In 2021, Manitoba issued over 10,000 nominee program invitations. The provincial population is projected to increase by 0.9 per cent in 2022 and 1.0 per cent in 2023.

Overall, the economic growth forecast for Manitoba ranks fifth among provinces.

Manitoba Economic Outlook at a Glance

	2022F	2023F

Gross Domestic Product

Real	3.6	2.8

Nominal	5.8	4.4

Consumer Price Index	3.9	2.5

Employment	2.3	1.2

Unemployment Rate (%)	5.2	5.0

Population Growth Rate (%)	0.9	1.0

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts & Manitoba Bureau of Statistics

2022 Real GDP Forecasts, Provincial Comparison

Per Cent Growth

Source: Manitoba Finance Survey of Economic Forecasts

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While demand for goods and services is expected to remain robust in 2022, supply chain disruptions, labour market dislocations, rising consumer prices, and future COVID-19 strains present downside risks to the provincial outlook.

Range of Real GDP Forecasts for Manitoba (%), 2021-2023

Per Cent

 Source: Manitoba Finance Survey of Economic Forecasts & Manitoba Bureau of Statistics

Risks to the Manitoba outlook

The following factors present downside risks that could potentially decelerate the post-pandemic recovery in the province.

COVID-19

The pandemic’s grip on global economies is expected to loosen in the coming years as vaccine uptake improves and previous encounters with the virus provide some protection from reinfection. The emergence and spread of a novel COVID-19 variant that has the ability to evade vaccine defenses could be a setback to the impressive economic recovery around the world, especially in high-income countries.

Supply chains

Global supply chain disruptions are a main reason for the rising prices that consumers are experiencing. Although these constraints are anticipated to relax in 2022 as firms ramp up production, an unexpected development such as the emergence of a new COVID-19 variant of concern or an extreme weather event could create further supply-side challenges.

Labour shortages

Persistent labour shortages could disrupt business operations and delay the economic recovery. An insufficient supply of labour may also push up wages and add to the upwards pressure on consumer prices.

Climate risks

Climate change and extreme weather events such as droughts, flooding, and wildfires can dislocate people and communities. These events can also have a material impact on the provincial economy and finances.

In 2021, Manitoba experienced a severe drought that damaged agriculture production for several key crops and forced the early sale of livestock herds. Wheat production declined nearly 30 per cent last year to 3.75 million tonnes – the lowest production volume in seven years. The drought also affected Manitoba Hydro exports and net income.

Geopolitical instability

Russia’s invasion of Ukraine has triggered a wave of international sanctions on Russia. Although the economic impacts are expected to be greatest in Europe, the conflict could affect jurisdictions around the world by disrupting trade flows and global supply chains. Prices for oil and natural gas have already risen sharply in the wake of the invasion. Global wheat prices have also soared to historic highs. This could intensify mounting inflation on items such as fuel for vehicles and home heating and food costs.

Inflation

In January 2022 the year-over-year consumer price index (CPI), the Bank of Canada’s measure for inflation, rose by 5.5 per cent in Manitoba, representing the largest increase in nearly 30 years. Nationally, prices rose by 5.1 per cent.

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Rising energy prices are playing a large role in the current inflationary environment across the country and globally. Manitoba’s energy prices are up 22.6 per cent relative to last year, while national energy prices are 23.1 per cent higher. The Russia-Ukraine conflict is generating additional upwards pressure on energy prices, pushing the price per barrel of oil to nearly $130 in March 2022 – nearly double the price last March. Consequentially, gas prices at the pump escalated to over $1.70 per litre in Winnipeg, representing the highest gas prices for the city on record. Overall, energy prices contributed 1.8 per cent to total provincial CPI growth in January 2022. Energy prices can also indirectly affect costs for items such as food via higher transportation costs.

Inflation is expected to continue to trend above the Bank of Canada’s target range (one to three per cent) in early 2022 before falling to the higher end of the range in mid 2022. Persistent labour shortages, unrelenting supply chain bottlenecks, future COVID-19 outbreaks, extreme weather events, and geopolitical instability could accelerate the upwards pressure on consumer prices and lead to inflation that is more enduring than projected in the provincial outlook.

Consumer Price Index, All-items,

Manitoba and Canada

12-month change (%)

Source: Statistics Canada

Canadian Outlook

The Canadian economy continues to recover although it faces headwinds with COVID-19 variants, labour shortages, severe climate events, and global supply chain disruptions. These challenges have not halted economic recovery in Canada, merely fragmented it and delayed progress to a full recovery.

Canadian total employment levels have fully recovered, while unemployment rates are edging above their pre-pandemic levels. Labour shortages are a cause for concern as job vacancies are difficult to fill and continue to increase across the country. Throughout the pandemic, an increased importance in occupational skills has created both opportunities and challenges for employers.

Household spending patterns shifted as restrictions and other health measures evolved. Strong demand for goods outpaced the demand for services in 2021. Spending on services is expected to pick up momentum in 2022 as the pandemic transitions to the next stage.

The Manitoba Finance Survey of Economic Forecasts expects the Canadian economy to expand by 3.9 per cent in 2022 and 3.0 per cent in 2023.

The Bank of Canada is expecting inflation to remain elevated above the targeted 2 per cent through the first half of 2022 and return toward target levels in the second half. On March 2, 2022, the Bank of Canada announced their decision to increase the policy rate by 25 basis points to 0.50 per cent. The Bank of Canada had maintained the former policy rate since March 2020 to stimulate the Canadian economy throughout the pandemic. The Bank of Canada also indicated it will continue to use the monetary tools at the bank’s disposal to keep inflation expectations anchored, suggesting additional rate increases in 2022 are likely.

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U.S. and International Outlook

The United States (U.S.) remains the number one destination for Manitoba exports, followed by Japan, Mexico, and China.

After decelerating to 2.3 per cent in the third quarter of 2021, economic growth in the U.S. picked up in the fourth quarter expanding by 6.9 per cent. The uptick was due to strong export growth, as well as investments in inventories. Rising consumer prices continues to be an area of concern for the U.S. economy, with inflation reaching a 39-year high in December 2021 at 7.0 per cent. Wages are also rising in the U.S. as businesses struggle to fill job vacancies.

The U.S. Congress failed to pass the Build Back Better Act that would have injected $2.2 trillion in the U.S. economy in new government spending. The unsuccessful stimulus package has caused several economic forecasting agencies to downgrade U.S. growth projections. In the recent State of the Union address, President Biden doubled down on the administration’s ‘buy American’ position, which may create challenges for Manitoba exporters.

International Economic Outlook

	2022F*	2023F*

Canada	3.9	3.0

United States	4.0	2.6

Japan	3.3	1.8

Mexico	2.8	2.7

China	4.8	5.2

Global	4.4	3.8

*real GDP growth rate (%)

Source: Manitoba Finance Survey of Economic Forecasts & International Monetary Fund

The International Monetary Fund (IMF) forecasts that the U.S. economy will grow by 4.0 per cent in 2022 and 2.6 per cent in 2023, the Japanese economy by 3.3 per cent in 2022 and 1.8 per cent in 2023, the Mexican economy by 2.8 per cent in 2022 and 2.7 per cent in 2023, the Chinese economy by 4.8 per cent in 2022 and 5.2 per cent in 2023, and the global economy by 4.4 per cent in 2022 and 3.8 per cent in 2023.

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Economic Review

With a smaller economic decline in 2020, the Manitoba recovery had less ground to cover in 2021 compared to other jurisdictions. The provincial economic recovery had a slow start at the beginning of 2021 as the province was still in the grips of the second wave of the COVID-19 pandemic.

As vaccination uptake accelerated and daily case counts receded, the economy gradually reopened under Manitoba’s 4-3-2-One Great Summer plan. The majority of businesses were able to resume operations and employees returned to work safely.

The emergence of the delta variant in late April 2021 and subsequent omicron variant in December 2021 decelerated the speed of the provincial economic recovery. Supply chain disruptions aggravated by the pandemic further hampered recovery efforts. Despite the pandemic-related obstacles, the provincial economy proved to be resilient in 2021 recording strong growth in a number of key areas, including:

•	the second lowest annual unemployment rate in the country at 6.4 per cent
•	record-setting retail sales totalling $24.1 billion

•	the largest farm cash receipts in history beating last year’s record by over $1.3 billion. Farm cash receipts annual growth ranks first in the country at 19.3 per cent

•	record-breaking manufacturing sales eclipsing the $20.0 billion mark for the first time in Manitoba’s history

•	gaining over 55,000 full-time jobs since the pandemic low to set a new annual high at 532,100

The below figure shows the annual percentage change in several key macroeconomic indicators in 2021. Across the board, the economic indicators experienced healthy growth, underscoring the strength of the provincial economic recovery.

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Preliminary estimates from the Manitoba Bureau of Statistics reveal the magnitude of the provincial economic rebound in 2021. Provincial real gross domestic product (GDP) expanded by 4.4 per cent in 2021 – the largest real growth rate in over twenty years.

Historic Economic Growth Rate, Manitoba, Chained 2012

Per Cent Growth

Source: Statistics Canada & Manitoba Bureau of Statistics

The most influential economic components underpinning Manitoba’s growth are household spending (6.5 per cent), investment in residential structures (11.5 per cent), and record-setting interprovincial exports (+8.8 per cent). Manitoba nominal GDP, the economic indicator that informs several fiscal projections, expanded by 10.4 per cent. This growth represents that largest annual economic expansion in the province in over three decades.

Component Contribution to Economic Growth

Rate, Manitoba, Chained 2012

Per Cent Contribution to Growth

  Source: Manitoba Bureau of Statistics, Manitoba Economic Accounts

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Manitoba Agriculture

The 2021 crop production season was marked by severe dryness. Yields declined considerably compared to the previous five-year average. Canola yields declined 28 per cent, wheat 22 per cent, soybeans 28 per cent, and oats were down by 37 per cent. Few regions in the province experienced sufficient precipitation to harvest average production levels.

For those producers whose harvest was not drastically reduced, higher prices did help offset the production shortfall. Prices for most crops moved upwards by between 40 and 80 per cent after harvest.

Looking forward into 2022, global demand for crops is likely to remain strong until new crop supplies arrive in late summer. With less production in 2021, Manitoba producers will have smaller inventories during the first half of 2022 to draw from. Healthy snowfall during the winter months has renewed optimism that sufficient moisture supplies will be available for a good start to the 2022 production season.

Livestock receipts will likely moderate in 2022 due to a projected decline in hog prices from the record highs of 2021. Cattle prices, on the other hand, should increase as the North American herd experiences contraction.

Manitoba Farm Cash Receipts by Quarter, Annualized

Billions of Dollars

    Source: Statistics Canada

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Manitoba Minerals and Crude

After successive years of declines due to unfavourable global market conditions, commodity prices for minerals and crude oil began to rebound in the second half of 2020. In 2021, prices continued to increase for crude oil, copper, zinc and nickel by 37.4 per cent, 17 per cent, 12.2 per cent and 8.5 per cent, respectively. Slight declines occurred with gold and silver of 5 per cent and 10.4 per cent.

With higher prices for several Manitoba minerals, capital expenditures for the mining, quarrying, and oil and gas extraction sector increased to $612 million in 2021, a 5.0 per cent increase over 2019 investment levels. In October 2021, the New Britannia gold mill officially came online, adding gold production capacity and jobs to the Snow Lake region.

The minerals and crude outlook for 2022 is bright. Mineral and oil prices are expected to remain elevated due to metal production constraints in Europe and strong consumer demand in North America, as the recovery from COVID-19 continues as well as the growing push towards decarbonization.

Labour Market

Manitoba’s labour market has shown exceptional resiliency throughout the course of the pandemic. After losing 91,700 jobs during the first wave of the pandemic, Manitoba employment surpassed the pre-pandemic level for the first time in December 2021. As of February 2022, Manitoba has regained 99,100 jobs.

Manitoba’s overall unemployment rate is currently 4.8 per cent – the third lowest in the country. The youth unemployment rate is also the third lowest in the country – more than 2 percentage points below the national average. Manitoba’s female unemployment rate is 4.3 per cent, ranking second lowest.

99,100 Jobs Regained from 91,700 Drop

April 2020 – February 2022

Source: Statistics Canada

The strength of the provincial labour market recovery is further evident in the key labour market indicators chart below. Several indicators, including the labour force size, number of employed Manitobans, and the unemployment and employment rates, have fully recovered and exceeded pre-pandemic levels recorded in February 2020. Meanwhile, the participation rate is nearing pre-pandemic levels with little ground left to recover.

Labour Market Indicators	Manitoba Feb 2022	National Average	Manitoba’s Rank Feb 2022

Manitoba Unemployment Rate	4.8%	5.5%	3rd Lowest

Youth Unemployment Rate	8.7%	10.9%	3rd Lowest

Female Unemployment Rate	4.3%	5.3%	2nd Lowest

Source: Statistics Canada

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Manitoba Labour Market Indicators, Recovery from Pandemic Low to February 2022

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Despite strong gains over the past year, the labour market recovery remains uneven in Manitoba and other jurisdictions. Employment in sectors that were operating at reduced capacity, such as accommodation and food services, remain below pre-pandemic levels. With COVID-19 hospitalization counts declining to manageable levels and Manitoba ending all pandemic restrictions effective March 15, 2022, employment in affected industries is expected to accelerate going forward.

The pandemic and subsequent recovery has disrupted the supply and demand for labour in the economy. Local businesses resuming operations are reporting challenges filling vacant positions. Labour shortages are not unique to Manitoba, however. A recent Bank of Canada survey found that nearly three quarters of businesses are experiencing intensifying labour shortages.

The chart below shows the extent of labour shortages in Manitoba. In several economic sectors, the number of job vacancies exceeds the pool of unemployed persons available. For example, there are four unemployed persons for every ten job vacancies in the accommodation and food services sector. The total provincial labour market shows nineteen unemployed persons per ten job vacancies.

Persistent labour shortages can suppress economic development. Businesses that are unable to find employees to fill vacant positions may be unable to expand operations in the short term. Less economic growth means less tax revenue for government programs and services.

Manitoba will undertake the following actions as first steps to address growing labour shortage concerns:

•	increase investments in education and training under the Skills, Talent, and Knowledge Strategy

•	maximize the number of new skilled people entering the province under the provincial nominee program

•	create safe and affordable child care spaces under the Early Learning and Child Care Agreement

Unemployed Persons Per 10 Job Vacancies by Industry, Manitoba, July-Sept 2021

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Population

Manitoba has the fifth largest population in Canada at 1,386,333 persons (October 1, 2021), representing roughly 3.6 per cent of the national population.

Manitoba has a relatively young population with a median age of 37.8 years – the lowest median age among provinces. Manitoba’s younger population will create an ongoing supply of labour for the province in the coming years that should help to minimize emerging shortages.

Since the inception of Manitoba’s Provincial Nominee Program (MPNP) in 1999, immigration contributed an increasing number of new residents to the province. However, on March 18, 2020 the Government of Canada implemented travel restrictions aimed at reducing the spread of COVID-19. In addition, the implementation of COVID-19 related health and safety measures within Government of Canada offices impacted processing times for immigration applications and temporary resident permits.

The pandemic has had an unprecedented effect on population growth and immigration levels. Between October 1, 2020 and October 1, 2021, Manitoba’s population increased by 5,886 persons – well below the ten-year average of 15,579 persons per year. During the same period, Manitoba gained 12,636 immigrants – a 17.0 per cent decrease compared to the average for the 2015/16 to 2019/20 period.

With fewer COVID-19 restrictions in effect, Manitoba is seeing immigration levels slowly recover. In 2020/21, Manitoba’s net international migration rebounded by 12.4 per cent compared to the previous year. Furthermore, the provincial nominee program approved the largest number of nominations to date – a record 6,275 applications.

The Manitoba government is currently working with the federal government to renew the existing immigration agreement to help achieve national immigration targets and meet the needs of the province beyond the pandemic.

Annual Population Growth Rate of Manitoba

Economic Recovery Dashboard

For up to date data on indicators that are included in the fiscal and economic updates, visit: Province of Manitoba | Economic Recovery Dashboard (gov.mb.ca)

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Fiscal Strategy

The Fiscal Responsibility and Taxpayer Protection Act requires the minister of finance to present to the house on budget day a report on the government’s fiscal responsibility strategy.

Manitoba’s fiscal strategy considers the province’s financial health in the context of the overall socioeconomic environment and financial conditions. It guides managing revenues, expenditures and capital infrastructure investments in a way that is consistent with short-term intentions and long-term objectives of building fiscal resilience while meeting the needs of Manitobans today and into the future.

The fiscal strategy includes the following key objectives:

•	consider the needs and well-being of present and future generations and the environment

•	ensure that all of summary government resources are managed effectively and efficiently

•	maintain an efficient, fair and stable revenue strategy
•	take prudent and responsible steps to return to budgetary balance

•	once fiscal balance has been achieved, make best efforts to gradually reduce the provincial debt

As outlined under the fiscal indicators section below, Budget 2022 includes several indicators to help guide and evaluate progress on the fiscal strategy. The indicators also tie the plans in the budget to the reporting on the government’s fiscal health in the annual Public Accounts.

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Where does my money go?

Revenues and expenditures at a glance

Budgeting requires a careful management of over $19 billion of own-source revenues and federal transfers with expenditures that flow to departments and other reporting entities that comprise the summary government.

As illustrated, health care accounts for approximately 36 per cent of the total budget and, including education and supports for social services and families, this is 72 per cent of the budget. An ongoing challenge in managing expenditures is the provincial net debt, which is projected at over $30 billion in 2022/23, requiring annual servicing costs of over $1 billion. With interest rates expected to increase, costs to service the debt will correspondingly rise.

Manitoba Revenues and Expenditures, 2022/23

Millions of Dollars

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Fiscal Outlook

Manitoba’s fiscal outlook is informed by the economic outlook and review. The interim forecast for the 2021/22 fiscal year, which will be finalized in the Public Accounts for the fiscal year, is a deficit of $1,393 million. The Budget 2022 plan for 2022/23 is a deficit of $548 million.

The medium-term plan shows declining deficits over the fiscal outlook from $440 million in 2023/24 to $260 million in 2025/26. The outlook also shows Manitoba’s net-debt to GDP ratio below 35 per cent in the last year of the fiscal plan, returning to pre-COVID-19 levels.

 FISCAL SUMMARY AND OUTLOOK

	Actual	Forecast	Budget		Medium Term

	2020–21	2021–22f	2022–23b	2023–24p	2024–25p	2025–26p

			Millions of Dollars

Revenue	17,819	18,692	19,553	20,007	20,610	21,265

Expenditures

Programs	18,967	19,120	18,876	19,358	19,741	20,111

Interest on Debt	969	965	1,025	1,088	1,216	1,414

Total Expenditures	19,936	20,085	19,901	20,447	20,957	21,525

Surplus/(Deficit) Before Reserve	(2,117)	(1,393)	(348)	(440)	(347)	(260)

Planning Contingencies			(200)

Surplus/(Deficit)	(2,117)	(1,393)	(548)	(440)	(347)	(260)

Net Debt as a Per Cent of GDP	37.6%	36.4%	35.9%	35.3%	35.1%	34.8%

f- Forecast	b - Budget	p - Projection

Sources: Manitoba Finance

Note: Numbers may not add due to rounding.

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Challenging environment for forecasting

Manitoba finance surveys nine private-sector economic forecasters on its economic outlook. The average of the forecasts is used for fiscal planning purposes. Changes in the economic forecast impacts the estimates for provincial revenues and expenses. The graph illustrates the uncertainty inherent in the forecast over the coming years.

Manitoba Summary Budget Deficit Scenarios, 2015/16 – 2025/26p

Millions of Dollars 1,000

Sources: Manitoba Finance Survey of Forecasters and Manitoba Finance Calculations

Note: The Manitoba Budget 2022 net income (loss) scenarios are based on the average private sector economists’ projection for nominal GDP growth without any forecast adjustments. The higher (slower) economic growth scenarios are based on the above (below) average projections for nominal GDP among the economists surveyed.

f - Forecast     b - Budget     p - Projection

Manitoba Summary Budget Net Debt Scenarios, 2008/09 – 2025/26p

Per Cent of GDP

Sources: Manitoba Finance Survey of Forecasters and Manitoba Finance Calculations

Note: The Manitoba Budget 2022 net debt to GDP scenarios are based on the average private sector economists’ projection for nominal GDP growth without any forecast adjustments. The higher (slower) economic growth scenarios are based on the above (below) average projections for nominal GDP among the economists surveyed.

f - Forecast     b - Budget     p - Projection

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Fiscal Indicators

Budget 2022 highlights several fiscal indicators to guide the fiscal strategy. These indicators assist in the assessment of a government’s financial condition and also align with those in the annual provincial Public Accounts, as recommended by the Public Sector Accounting Board. The indicators also compare budgetary expenditures with the growth in Manitoba’s economy and with other provinces.

The indicators, expressed as ratios or trends, provide a fiscal target that may be used in the assessment of the government’s financial health in the context of the current socio-economic and financial environments. Similar metrics are used as key indicators by credit rating agencies to assess a province’s credit strengths and challenges.

The government’s progress on the fiscal strategy’s objectives are informed by these indicators, which serve as anchors to measure the extent to which budget plans are being accomplished. These metrics help guide the work to address the deficit and the debt, improve the efficiency of government and build the path to progressing towards balanced outcomes together.

The indicators are grouped into the following categories:

Sustainability Indicators

Measures a government’s ability to maintain its delivery of programs and services.

Indicators:

•	expenditure as a share of provincial GDP

•	annual net income or loss

•	net debt as a share of provincial GDP

Flexibility Indicator

Measures how well a government can respond to rising financial commitments by either expanding its revenue or increasing its borrowings.

Indicator:

•	public debt charges to total revenue

Vulnerability Indicator

Measures how much a government relies on revenue sources beyond its direct control or influence, both domestically and internationally.

Indicator:

•	federal transfers to total revenue

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Sustainability Indicators:

Expenditure as a share of provincial GDP

Expenditures as a percentage of the provincial economy, measured by Gross Domestic Product (GDP), indicates the amount of annual government spending on programs and other costs as a share of the total GDP. This ratio provides a way to assess a government’s financial management strengths.

Spending, particularly discretionary expenditures, is one aspect of public finance that governments control the most. Spending as a share of GDP puts the provincial expenditure budget into context within Manitoba’s economic circumstances.

As shown in the graph, before the COVID-19 impact, Manitoba’s total expenditures, as a share of the economy was moving towards the provincial weighted average. Budget 2022 proposes to spend almost $20 billion compared to a GDP of $85 billion or 23 per cent. The fiscal anchor is to keep the total expenditure as a share of provincial GDP below 25 per cent.

Total Expenditures as a Percentage of Provincial GDP

Percentage of GDP

Sources: Provincial budgetary documents, Statistics Canada and Manitoba Finance calculations.

f - Forecast b - Budget

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Annual net income or loss

This indicator represents the government’s summary bottom line, and re-establishes a responsible approach to balance Manitoba’s budget over a number of years. The ratio of net income (loss)-to-provincial GDP measures the difference between revenues and expenses expressed as a percentage of GDP. It is a measure of a government’s ability to meet its financing needs and to ensure proper management of public finances.

Given the ongoing uncertainties with the COVID-19 pandemic, the short-term outlook over the next fiscal year remains volatile. There are material expenditure pressures in addition to the pandemic response that will require a focused whole-of-government effort led through central planning and prioritization.

By effectively implementing public policies to meet budget targets, Manitoba achieved a surplus budget balance in 2019/20—the first in 11 years. Due to COVID-19, the net income anchor was reset at the baseline level of $2.117 billion in 2020/21 and requires a return to balance by 2028/29.

ANNUAL NET INCOME (LOSS)

	2013/	2014/	2015/	2016/	2017/	2018/	2019/	2020/	2021/	2022/

	2014	2015	2016	2017	2018	2019	2020	2021	2022f	2023b

	Millions of Dollars

Total Revenue	14,336	14,801	14,916	15,627	16,152	17,028	17,641	17,819	18,692	19,553

Total Expenditures	14,936	15,340	15,848	16,416	16,846	17,177	17,636	19,936	20,085	19,901

Planning Contingencies										(200)

Summary Net Income (Loss)	(600)	(539)	(932)	(789)	(694)	(149)	5	(2,117)	(1,393)	(548)

Annual Net Income (Loss) to Provincial GDP (%)	(1.0)	(0.8)	(1.4)	(1.2)	(1.0)	(0.2)	0.0	(2.9)	(1.7)	(0.6)

f - Forecast            b - Budget

Source: Manitoba Finance

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Net debt as a share of provincial GDP

Net debt represents accumulated financial obligations for the government. It indicates the level of future revenue requirements to pay for past transactions or events. It is also a measure of the affordability of additional government spending.

Responsible management of investment in tangible and non-financial capital assets, combined with a gradual return to balance in 2019/20, meant that the rate of growth in Manitoba’s debt substantially slowed.

Net Debt as a Percentage of Provincial GDP

Percentage of GDP

Source: Provincial budgetary documents, Statistics Canada and Manitoba Finance calculations.

f - Forecast            b – Budget

Between 2016/17 and 2019/20, Manitoba’s net debt slowed to a 3.6 per cent annual growth rate compared to a 10.9 per cent annual growth in the previous four years. The annual deficits totalled $1.627 billion during this period.

Reflecting pandemic borrowing, net debt to GDP increased to 37.6 per cent in 2020/21 compared to 34.1 per cent in 2019/20, the lowest in four years. Taking a responsible approach, net debt-to-GDP is expected to decline to 36.4 per cent in 2021/22 and to 35.9 per cent in 2022/23. The fiscal indicator goal for net debt-to-GDP is to be in line with the weighted average for Canadian provinces.

Flexibility Indicator

Public Debt Charges-to-Total Revenue

Cost of servicing Manitoba’s debt as a percentage of total revenue is a measure of flexibility. It shows the extent to which a government must use revenue to pay interest and other debt servicing costs rather than provide services or programs.

Interest rates have nowhere to go, but up. The Bank of Canada raised the trend-setting rate by 25 basis points in March 2022, the first time since 2018, and after keeping it near zero for nearly two years of the pandemic. More interest rate increases are expected.

Rising interest rates will pressure flexibility. According to Manitoba’s Debt Management Strategy, every one-percentage point increase in interest rates, for an entire year, will result in an estimated increase in debt servicing costs of $49 million.

The graph shows that in 2016/17, the Manitoba government used six cents of every dollar of revenue to pay interest on the public debt. In 2020/21, 5.4 cents of every dollar of revenue was used to pay interest.

The public debt charges to revenue fiscal indicator demonstrates that flexibility improved as more total revenue was available for current needs today than it did in 2016/17. The target anchor for debt charges to total revenue is to remain below the provincial weighted average.

Debt Servicing Costs to Provincial Revenue

Percentage of Revenue

Sources: Provincial budgetary documents, Statistics Canada and Manitoba Finance calculations.

f - Forecast                b - Budget

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Vulnerability Indicator:

Federal Transfers to Total Revenue

The ratio of federal transfers to total revenue measures the vulnerability of provinces to changes in transfers from the Government of Canada.

Vulnerability is the extent to which a government is dependent upon sources of revenue outside of its control or influence.

The graph shows the ratio of major federal transfers and related transfers to total provincial revenue has increased from 29 per cent in 2006/07 to 33.3 per cent in 2020/21 (including COVID-19 related transfers). Excluding COVID-19 related transfers, the ratio is estimated at 29.2 per cent for 2020/21.

Overall, Manitoba saw a decline in federal transfers as a share of total revenues from a high of over 31.6 per cent in 2011/12, as illustrated by the blue bars in the graph. Federal transfers in both 2021/22 and 2022/23 are forecast to be over the historical 15-year average even after adjusting for one-time COVID-19 transfers.

Federal Transfers to Provincial Revenue

Percentage of Revenue

Source: Manitoba Finance

f - Forecast b – Budget

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Credit Ratings

Credit rating agencies monitor the government’s progress on the fiscal strategy and assess the credit worthiness of the province and the ability to pay back debt obligations. Investors’ decisions to buy Manitoba bonds are partially based on the credit ratings assigned by rating agencies.

Manitoba bonds are rated A+ with stable outlook by Standard and Poor’s, Aa2 stable by Moody’s and A(high) stable by DBRS. Manitoba bonds require a formal rating in order for some investors to consider purchasing.

When evaluating a credit, rating agencies look at such factors as the economy, financial performance, liquidity levels and debt burden. Manitoba ensures rating agencies are continually provided with updated information on the factors used to determine the rating and outlook.

Ratings

Province	Moody’s	S&P	DBRS

British Columbia	Aaa	AA+	AA(H)

Alberta	Aa3	A	AA(L)

Saskatchewan	Aa1	AA	AA(L)

Manitoba	Aa2	A+	A(H)

Ontario	Aa3	A+	AA(L)

Quebec	Aa2	AA-	AA(L)

New Brunswick	Aa2	A+	A(H)

Nova Scotia	Aa2	AA-	A(H)

PEI	Aa2	A	A

Nfld & Labrador	A1	A	A(L)

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Borrowing and Debt

Management Strategy

Manitoba borrows to fund the government deficit, refinance maturing debt, fund capital investments and other non-budgetary borrowings such as funding the public pension liability.

The Manitoba government also borrows on behalf of Manitoba Hydro, with the principal and interest payments as well as a debt guarantee fee recoverable from the Crown corporation.

The borrowing authority allowing the minister of finance to raise funds on behalf of the province is set out in the Financial Administration Act. Proposed amendments will set limits on the outstanding debt for the provincial government and Manitoba Hydro. The limits include authority for new cash requirements for the year plus a contingency amount. The proposed amendments will also allow for an increase in authority in extraordinary circumstances, such as a pandemic, similar to what was done in fiscal year 2021/2022 with an increase of $5 billion of authority to allow for COVID-19-related borrowing.

Debt Management Strategy

To ensure market availability to complete its borrowing program, Manitoba raises funds in both domestic and international capital markets. The domestic market is the primary source for the province for both short- and long-term funding. Manitoba has a well-established short-term borrowing program. This provides the Manitoba government with a cost-effective source of financing while also providing liquidity. These financings are primarily raised through the weekly 91-day Treasury-Bill auction. To augment the Treasury-Bill program, there is also authority in place to issue promissory notes for immediate cash requirements if needed.

In the domestic long-term market, the focus is on ensuring large benchmark issues in both the 10- and 30-year terms. This creates a robust secondary trading market in Manitoba bonds that investors require, ensuring ongoing interest when looking to issue.

Manitoba also borrows in international markets. The province has formal programs filed with the regulators in the United States, Europe and Australia. There are a number of benefits of utilizing foreign markets. The first is investor diversification. Purchasers of Manitoba bonds often have limits on how much they can hold of a specific credit and by increasing the investor universe; it improves access to capital to meet borrowing requirements. It also indicates to primary investors in the domestic market that Manitoba has alternative sources of capital, which helps stabilize the spreads in Canada. Lastly, Manitoba will only borrow in international markets if the costs are competitive, which can generate savings when compared to issuing in the domestic market. The Manitoba government does not take on any foreign currency risk on the back of international issuance with all borrowing swapped to Canadian dollars.

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A key component of Manitoba Finance’s debt management strategy is the use of derivative instruments to manage financial risks and to mitigate the following:

•	Asset Liability Risk – Alter pattern or characteristics of debt service payments to facilitate a balanced asset and liability match of the Loans and Advances program.

•	Foreign Currency Risk – To eliminate foreign exchange exposure while taking advantage of pricing arbitrage by facilitating offshore funding.

•	Interest Rate Risk – To provide financial stability by reducing the impact of interest rate volatility.

•	Refinancing Risk – Provide long-term interest rate protection required to match long-term funding obligations.

Given the amount of financial risk inherent within the Manitoba government’s borrowing and debt management activities, it was determined that a more sophisticated system is needed to manage this risk. The Treasury Division is in the process of selecting a new Treasury Management System. It will meet modern standards, best practices, and satisfy Treasury’s specific and critical business and risk requirements. From the new system, the division will develop enhanced value-added reporting, as well as more robust risk management and forecasting models.

As Manitoba is competing with other entities for a finite amount of investor capital, it is imperative the purchasers of Manitoba’s bonds are continually updated on the financial and strategic objectives. The province participates in government finance conferences, and has regular meetings with investors to ensure they have the most up-to-date credit information on Manitoba before making investment decisions. Investors also utilize reports from the credit rating agencies to facilitate their evaluation of the province and Manitoba Finance officials are regularly engaged with these agencies to ensure they are fully apprised on the economic, financial and fiscal environment in Manitoba.

Liquidity

The amount of liquidity Manitoba decides to hold is dependent on the uncertainty in capital markets due to unforeseen events such as a pandemic. The COVID-19 pandemic continued throughout the 2021/22 fiscal year, creating a significant amount of fluidity as to the actual amount of cash needed to meet the province’s cash requirements due to higher health costs and COVID-19 related support programs. As a result, the government made the strategic decision to maintain a larger liquidity position. Historically, Manitoba maintains approximately three months of cash requirements on hand but has now increased this position to six months of requirements. These reserves are made up of cash on hand plus investments in the Fiscal Stabilization Account and the Provincial Sinking Fund. Manitoba invests only in high-quality liquid instruments such as Government of Canada, provincial government, and municipal bonds.

The Manitoba government intends to return to pre- COVID-19 levels of liquidity once the pandemic is over.

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2021/22 Borrowing Update

As of March 31, 2022, the Manitoba government has raised $4.6 billion in 2021/22. This includes approximately six months of prefunding for 2022/23.

Manitoba raised 60 per cent of its requirements in the Canadian domestic markets, which includes long-term bond issues and an increase to the existing short-term Treasury Bills program. The Manitoba government also issued in international markets including a seven-year United States dollar benchmark bond, a number of European private placements, and Australian and New Zealand dollar issues.

Current outstanding gross debt, as of March 31, 2022, is $56.5 billion.

Gross Debt Outstanding by Currency (as of March 31, 2022)

Billions of Dollars, Per Cent

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2022/23 Borrowing Requirements

Borrowing requirements in 2022/23 are forecast to be $4.7 billion. This amount includes $1.6 billion of prefunding for the next fiscal year, which is in line with the present practice of staying six months ahead of cash needs. Domestic as well as international capital markets will be accessed to complete this program.

BORROWING REQUIREMENTS 2022/23

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre- Borrowed March 31, 2022	Pre- Funding March 31, 2023	Borrowing Requirements
			(Millions of Dollars)
Government Business Enterprises
Manitoba Hydro-Electric Board	1,151	300	-	1,451	-	-	1,451
Manitoba Liquor and Lotteries Corporation	75	70	55	90	-	-	90
Subtotal	1,226	370	55	1,541	-	-	1,541
Other Borrowings
General Purpose Borrowings	893	366	-	1,259	1,152	721	828
Capital Investment Assets	531	949	344	1,136	357	425	1,204
Health Facilities	-	200	125	75	-	196	271
Other Crowns and Organizations	75	509	276	308	-	302	610
Public School Divisions	-	260	39	221	-	-	221
Subtotal	1,499	2,284	784	2,999	1,509	1,644	3,134
Total Borrowing Requirements	2,725	2,654	839	4,540	1,509	1,644	4,675

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Borrowing Requirement – Mid-Term Outlook

In line with the government’s fiscal strategy, new borrowing requirements for the government will continue to decrease as the fiscal position approaches balance in accordance with the Fiscal Responsibility and Taxpayers Protection Act. In addition, for the past number of years Manitoba Hydro’s capital needs were a significant portion of the Manitoba government’s new borrowing requirements. With Bipole III completed and construction of Keeyask in its final stages, Manitoba Hydro’s new cash requirements will be lower than previous years.

As a result, the medium-term borrowing forecast shows new cash requirements to average $1.92 billion per year, while refinancing of maturing debt will average approximately $3.35 billion per year. The following table outlines expected future borrowings.

Fiscal Year	22/23	23/24	24/25	25/26

New Cash	$1,814	$2,181	$1,965	$1,760

Refinancing	$2,726	$3,236	$3,473	$3,965

Total	$4,540	$5,417	$5,438	$5,725

In Millions of $ CAD

Pre-funding amounts not included

Debt Servicing Costs

Summary public debt costs for 2021/22 are forecast to be $965 million, $29 million lower than Budget 2021, due to lower-than-expected interest rates and a decrease to borrowing requirements from budget.

For fiscal year 2022/23, summary public debt costs are forecasted to be $1,025 million.

With global inflation no longer being described as transitory, the major central banks have made it clear in recent communications that they will be increasing rates to battle inflation.

In line with the Bank of Canada’s January 2022 Monetary Policy statement, the bank increased the overnight rate to 0.50 per cent in March, and further increases are forecasted throughout 2022. The current situation in Ukraine, oil, and commodity prices will be carefully monitored to assess the impact on the economy and inflation.

The “Governing Council expects interest rates will need to increase, with the timing and pace of those increases guided by the Bank’s commitment to achieving the 2 per cent inflation target”. As a result, Manitoba finance is expecting upward pressure on borrowing costs during the fiscal year.

Manitoba’s forecast average interest rate for new term borrowings during 2022/23 is 3.25 per cent. A one-percentage point increase in interest rates for an entire year will result in an estimated increase in debt servicing costs of $49 million.

For fiscal year 2022/23, net debt is forecast to be $30,544 million.

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A key fiscal indicator for the government is the Net Debt as a Percentage of GDP. The objective is to keep the ratio in line with the weighted average for Canadian provinces. Keeping new cash requirements to a sustainable level during periods of economic growth will give the government more flexibility to allocate resources to Manitobans’ priorities.

Net Debt as a Percentage of Provincial GDP

Percentage of GDP

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Federal-Provincial

Fiscal Partnership

Canadians deserve and expect high-quality and timely public services in key areas such as health care, education and social services. For these expectations to be met, there must be a well-functioning federal-provincial transfer system to ensure Canadians can get access to the services they need, when they need it.

These objectives are supported through the ‘major federal transfers’ system, which includes the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization (EQ) and Territorial Formula Financing (TFF). These programs are transfers of revenue from the federal government to individual provinces and territories.

The major federal transfers supplement provincial and territorial own-source revenues that support the funding of programs and public services in areas such as health care, education and social services. All provinces and territories receive the CHT and CST, and all provinces have received support from the EQ program at one time or another.

Because the major federal transfers are largely unconditional, they provide provinces and territories extensive flexibility to spend the funds in a manner that addresses the unique needs and challenges in that particular jurisdiction. Without adequate major federal transfers, provinces and territories would have little option but to reduce the level of services offered to residents, substantially increase taxes or increase borrowing.

While the federal government has sole authority to design and determine the level of funding in the major federal transfer programs, it is the provinces and territories that deliver the programs and services this funding supports. As such, co-operation and collaboration between the provinces, territories and the federal government are critical for ensuring that Canada’s fiscal arrangements are adequate, responsive and sustainable.

Since the mid-1990s, the federal government has taken several measures to reduce its overall contribution flowing through the major federal transfers. This has resulted in systemic pressures across provincial and territorial health care, education and social service systems to meet the diverse and growing needs of Canadians.

Manitoba is currently working with all of the other provinces and territories, through the Council of the Federation, to negotiate enhancements to the CHT that will represent a renewed and reinvigorated health care funding partnership with the federal government.

When the major federal transfers are adequate, responsive and sustainable, they help foster a stronger and more resilient Canadian economic and social union.

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Major federal transfers typically account for about one-quarter of Manitoba’s total summary revenue. Over the past five years, major transfer revenues have grown by $1.2 billion or 29.7 per cent. Manitoba will receive $5.1 billion through the major transfers in 2022/23, up $301 million or 6.2 per cent over 2021/22. Equalization accounts for 57 per cent of the major federal transfers Manitoba will receive in 2022/23.

Total Summary Revenue in 2021/22

Per Cent

Source: Manitoba Finance

The federal government allocates the major health and social transfers, the CHT and CST, to the provinces and territories on an equal per capita basis. Manitoba’s declining share of the national population of late has resulted in an estimated $23 million less in funding for health and social transfers compared to what would have been the case if the province’s population had grown as fast as the national average.

Major Federal Transfer in 2022/23

Millions of Dollars

Source: Finance Canada

 MAJOR FEDERAL TRANSFERS TO MANITOBA

(Millions of Dollars)	2018/19	2019/20	2020/21	2021/22	2022/23

Canada Health Transfer (CHT)	1,410	1,471	1,520	1,562	1,633

Canada Social Transfer (CST)	518	531	545	560	576

Equalization	2,037	2,255	2,510	2,719	2,933

Total	3,965	4,257	4,575	4,841	5,142

 Source: Finance Canada

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Manitoba’s Share of Health and Social Transfers is Declining

Per Cent

Source: Finance Canada

Canada Health Transfer

The CHT is the major federal transfer in support of health care. It is also the largest of the major federal transfers. It provides provinces and territories with predictable and unconditional funding allocated on an equal per-capita basis.

Historically, the federal government has played an important role in helping support provincial and territorial health care services. However, in recent years, provincial and territorial funding for health care has greatly outpaced that of federal contributions.

Starting in fiscal year 2017/18, the federal government cut growth in the CHT from a fixed six per cent per year to a three-year moving average of nominal gross domestic product (GDP) growth, with funding guaranteed to increase by three per cent per year.

The decrease in the CHT’s growth rate since 2017/18 has reduced the overall federal contribution through the CHT in supporting total health care costs in Canada, resulting in billions of dollars less in health care funding for provinces and territories. For Manitoba, it means a reduction of $739 million in total when compared to what would have been received during this period under the previous formula.

By 2021, provinces and territories were paying about 78 per cent of total health care costs in Canada, while the federal government paid only about 22 per cent.

This funding disparity has placed a growing strain on provincial and territorial health care systems and has directly resulted in health care gaps across Canada.

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If the federal government does not increase its support through the CHT and with health costs expected to increase faster than growth in nominal GDP (and growth in the CHT), the federal health care funding share is expected to decline to 20 per cent in 2030 and to 18 per cent by 2039.

Canada Health Transfer Share of Provincial and Territorial Health Spending, 2016/17 to 2039/40 – Status Quo Projection

Per Cent

Source: Canadian Institute for Health Information, Finance Canada, Custom Scenarios from Conference Board of Canada.

The COVID-19 pandemic has only worsened these strains within health care systems. This has resulted in difficult choices for provinces and territories in the delivery of health care services including diverting resources to address COVID-19 related hospitalizations, postponing surgeries, and placing an incredible personal and emotional toll on health care professionals.

Challenges such as the scarcity of ICU beds, doctor and nurse shortages, as well as backlogs for surgeries and diagnostic tests will, in the near future, be further complicated by an increasingly aging population, longer life expectancy, increased demand for mental health and addictions services, and the demand for better longer-term care services. These factors are expected to combine to result in billions in additional health care costs.

While Manitoba appreciates the targeted health funding provided by the federal government, particularly the significant levels of COVID-19 support, it is not a replacement for adequate and predictable support through the major transfers. Unfortunately, the federal government appears to remain focused on time-limited, targeted funding initiatives.

Having access to quality and timely health care services is a top priority for all Canadians. It is also the single largest expenditure item of provincial and territorial governments including Manitoba.

As part of the province’s consultations for Budget 2022, thousands of Manitobans weighed in on which government priority was personally the most important to them. Of all respondents, 86 per cent identified ‘improving the health care system’ as a high priority.

Manitoba will receive a total of $1.6 billion through the CHT in 2022/23, up $71 million or 4.5 per cent from 2021/22. Although higher than last year, this rate of growth is still below projections for the rate at which

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provincial and territorial health costs will grow in the coming years.

Recent estimates from the Conference Board of Canada (CBOC) suggest provincial and territorial government health expenditures will increase at an average annual rate of about five per cent or higher over the next several years due to population aging and growth, inflation, increased access and system improvements. The lingering effects of COVID-19 are expected to further add to ongoing growth in health expenditures.

According to research prepared by the CBOC, the federal government has the fiscal capacity to increase its support for health care while remaining fiscally sustainable. It concluded that the fiscal pressures currently facing the federal government are, for the most part, temporary, and will improve dramatically once the COVID-19 pandemic is over. In contrast, the fiscal situation facing the provinces and territories is expected to significantly worsen over time, due mostly to increasing health care cost pressures.

Priority Issues –

MB Budget 2022 consultation

After a post COVID-19 downturn rebound in 2021 and 2022, the federal government expects annual nominal GDP growth to be around four per cent or less in the years to come.

Funding provided through the major federal transfers remains the most effective and efficient way the federal government can support provinces and territories in meeting their constitutional spending responsibilities in a fiscally responsible manner.

Nominal GDP Growth, Canada

Per Cent

Source: Government of Canada, 2021 Economic and Fiscal Update

As well, federal funding through the mostly unconditional1 major transfers better respects the principle of federalism and the different priorities and preferences of provinces and territories with respect to tax and service levels. That is, the purpose of federal transfers should be to support provinces and territories in providing public services that meet the needs of their residents and not to impose common standards that may not reflect the priorities of the receiving jurisdiction.

Manitoba strongly supports the call by Canada’s premiers for the federal government to increase the CHT’s share of total provincial and territorial health spending to

1

The CHT is conditional on provinces and territories meeting the conditions of the Canada Health Act (public administration, comprehensiveness, universality, portability and accessibility) and provisions relating to extra-billing and user charges.

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35 per cent from the current 21 per cent starting in 2021/22, and to maintain this contribution level over time with a minimum annual escalator of five per cent.

All governments share a desire to see health care delivered in a manner that is responsive and sustainable. A renewed and reinvigorated health funding partnership with the federal government through the unconditional CHT will enable provinces and territories to address the needs and challenges that are unique to their respective jurisdictions, and ensure the health care system emerges from the COVID-19 pandemic stronger and more resilient than ever.

“All Premiers agree on the urgent need for the federal government to increase its share of provincial-territorial health care costs through the Canada Health Transfer to 35 per cent, which represents an immediate injection of $28 billion. All agree on the need to focus on outcomes, to be accountable to our own residents for the responsible investment of their tax dollars, and to meet the urgent demands for improved health services across the country.” December 9, 2021 New Release, Canada Premiers

Canada Social Transfer

The CST supports post-secondary education, social assistance and social services, as well as early childhood development and early learning and child care. The CST has a fixed, three per cent annual growth rate and is distributed to provinces and territories on an equal per-capita basis. The sole condition for the CST is that there be no minimum residency requirements for people seeking to receive social assistance.

Manitoba will receive $576 million through the CST in 2022/23, up $16 million or 2.9 per cent from 2021/22. Manitoba’s share of the CST nationally is 3.6 per cent.

Equalization

The purpose of the Equalization program was entrenched in the Canadian Constitution in 1982.

“Parliament and the government of Canada are committed to the principle of making equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.” (Subsection 36(2) of the Constitution Act, 1982)

Equalization is funded by general taxes paid by all federal taxpayers. The federal government collects revenue from all Canadians and businesses, and redistributes a certain amount to help provinces and territories fund services.

Provinces with per-capita fiscal capacities below the national average receive payments to raise their fiscal capacities to the national average. Provinces above the national average do not receive payments.

Annual growth in the Equalization program is determined by a three-year moving average of growth in Canada’s nominal GDP, while fiscal capacity calculations are based on a three-year, weighted moving average of revenues, with a two-year data lag.

Manitoba will receive $2.9 billion in Equalization funding in 2022/23, up $214 million or 7.9 per cent from 2021/22. Manitoba’s share of the Equalization program nationally is 13.4 per cent.

  Fiscal Capacity by Province, 2022/23

Dollars per Capita

Source: Finance Canada and Statistics Canada

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Conclusion

As the pandemic looked to be entering the next stage, the War in Ukraine has caused a humanitarian crisis and further disrupts a fragile global economy and increases the cost of living. Our government will live within our means while tackling the challenges before us while we Recover Together – Strengthen. Build. Invest.

Despite the challenges of the pandemic, the War in Ukraine and economic disruptions, our government is focused on what matters, meeting the needs of Manitobans and maintaining affordability while the government acts prudently and lives within its means. While we continue on the road to recovery, Budget 2022 continues the path of reducing the deficit to return to balanced budgets while making reductions in taxes that will make life more affordable in Manitoba.

Budget 2022 moves Manitoba to recover together by:

•	Strengthening Health Care

•	Making Life More Affordable

•	Building Our Economy

•	Investing in Our Communities and

•	Protecting Our Environment

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Appendix: Economic Indicators

MANITOBA ECONOMIC STATISTICS

2017-2021

	2017	2018	2019	2020	2021

	(Millions of Dollars unless noted)

Gross Domestic Product[1]
Nominal	71,284	73,373	73,899	72,850	80,449
Real (chained 2012 dollars)	66,670	67,987	68,257	65,122	67,973

Investment
Residential Construction	3,657	3,366	3,642	3,832	4,946
Housing Starts All Areas (Units)	7,501	7,376	6,946	7,314	8,006
Building Permits	2,986	2,974	3,554	3,018	3,853
Non-Res. Building Construction	1,754	1,889	2,110	2,330	1,888
Non-Res. Capital Investment	9,140	9,392	9,476	7,944	8,241
Private Capital Investment	4,385	5,169	5,706	4,749	4,945
Public Capital Investment	4,755	4,223	3,771	3,196	3,296

Sectors
Manufacturing	19,308	18,999	18,930	18,438	20,777
Retail Trade	20,362	20,809	20,982	20,995	24,050
Wholesale Trade	18,956	19,224	18,425	18,541	19,948
Farm Cash Receipts	6,692	6,625	6,662	7,026	8,381
Crops	4,276	4,201	4,006	4,369	5,180
Livestock	2,238	2,244	2,401	2,362	2,783
Direct Payments	178	180	255	295	418
Mining and Petroleum[1]	2,540	2,711	2,199	1,722	1,873

Foreign Merchandise Exports
Total	13,886	15,484	15,925	15,751	17,443
USA	8,957	10,925	12,095	10,997	12,303
Non-USA	4,928	4,559	3,830	4,754	5,140

Labour Market
Labour Force (000s)	678.4	690.5	692.4	685.8	697.9
Employment (000s)	641.8	649.0	655.4	630.9	653.3
Participation Rate (%)	66.9	67.2	66.6	65.5	66.4
Unemployment Rate (%)	5.4	6.0	5.3	8.0	6.4
Youth Unemployment Rate (%)	11.3	11.2	11.1	16.2	11.7
Average Weekly Earnings ($)	910.37	936.61	953.81	992.54	1,023.81
Compensation of Employees ($M)	34,947	36,110	36,677	36,186	39,235

Consumer Price Index
(2002=100)	130.5	133.8	136.8	137.5	142.0

Population
July 1st estimates (in thousands)	1,334.8	1,352.8	1,370.0	1,380.6	1,383.8

1 Manitoba Bureau of Statistics

Source: Manitoba Bureau of Statistics and Statistics Canada

Totals in the statistical tables may not add due to rounding.

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MANITOBA ECONOMIC STATISTICS

	2017	2018	2019	2020	2021

	(Annual Percentage Change)

Gross Domestic Product[1]
Nominal (MBS)	5.9	2.9	0.7	(1.4)	10.4
Real (chained 2012 dollars) (MBS)	3.3	2.0	0.4	(4.6)	4.4

Investment
Residential Construction	12.3	(8.0)	8.2	5.2	29.1
Housing Starts All Areas	41.0	(1.7)	(5.8)	5.3	9.5
Building Permits	13.7	(0.4)	19.5	(15.1)	27.7
Non-Res. Building Construction	2.5	7.7	11.7	10.4	(19.0)
Non-Res. Capital Investment	3.1	2.8	0.9	(16.2)	3.7
Private Capital Investment	5.5	17.9	10.4	(16.8)	4.1
Public Capital Investment	1.0	(11.2)	(10.7)	(15.2)	3.1

Sectors
Manufacturing	7.9	(1.6)	(0.4)	(2.6)	12.7
Retail Trade	7.8	2.2	0.8	0.1	14.6
Wholesale Trade	6.4	1.4	(4.2)	0.6	7.6
Farm Cash Receipts	12.2	(1.0)	0.6	5.5	19.3
Crops	18.1	(1.8)	(4.7)	9.1	18.6
Livestock	5.6	0.3	7.0	(1.6)	17.8
Direct Payments	(19.7)	0.8	42.1	15.8	41.4
Mining and Petroleum[1]	16.7	6.7	(18.9)	(21.7)	8.7

Foreign Merchandise Exports
Total	3.2	11.5	2.8	(1.1)	10.7
USA	(2.0)	22.0	10.7	(9.1)	11.9
Non-USA	14.4	(7.5)	(16.0)	24.1	8.1

Labour Market
Labour Force	0.9	1.8	0.3	(1.0)	1.8
Employment	1.7	1.1	1.0	(3.7)	3.6
Average Weekly Earnings	2.5	2.9	1.8	4.1	3.2
Compensation of Employees	4.5	3.3	1.6	(1.3)	8.4

Consumer Price Index
(2002=100)	1.6	2.5	2.2	0.5	3.3

Population
July 1st estimates (in thousands)	1.6	1.4	1.3	0.8	0.2

1 Manitoba Bureau of Statistics

Source: Manitoba Bureau of Statistics and Statistics Canada

Totals in the statistical tables may not add due to rounding.

142 | Budget 2022 – Fiscally Responsible Outcomes and Economic Growth Strategy